Exhibit 2.1

Execution

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

dated as of December 11, 2020

by and among

TURNSTONE BIOLOGICS CORP.,

FLATIRON MERGER SUB I, INC.,

FLATIRON MERGER SUB II, LLC,

MYST THERAPEUTICS, INC.,

and

TIMOTHY LANGER,

solely in his capacity as EQUITYHOLDERS REPRESENTATIVE

TABLE OF CONTENTS

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EXHIBITS

Exhibit A	Form of Stockholder Written Consent
Exhibit B	Form of Joinder and Release Agreement
Exhibit C	Form of Non-Competition and Non-Solicitation
Exhibit D	Accredited Investor Questionnaire
Exhibit E-1	First-Step Certificate of Merger
Exhibit E-2	Second-Step Certificate of Merger
Exhibit F	Form of Joinder to Parent Voting Agreement and Right of First Refusal and Co-Sale Agreement
Exhibit G	Form of Option Cancellation Agreement
Exhibit H	Form of Letter of Transmittal
Exhibit I	Consideration Spreadsheet
Exhibit J	Form of Director & Officer Release
Exhibit K	Form of Cancellation of Convertible Note
Exhibit L	Termination Note
Exhibit M	Specified Indemnification Matters
Exhibit N	Form of Amendment to Voting Agreement
Exhibit O	Pending Patent Applications

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AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of December 11, 2020 by and among (i) Turnstone Biologics Corp., a Delaware corporation (“Parent”); (ii) Flatiron Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”); (iii) Flatiron Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Merger LLC”); (iv) Myst Therapeutics, Inc., a Delaware corporation (the “Company”); and (v) Timothy Langer, solely in his capacity as the representative, agent and attorney-in-fact of the Equityholders (the “Equityholders Representative”), but solely with respect to the provisions expressly applicable to the Equityholders Representative as set forth herein (each, a “Party” and collectively the “Parties”).

WHEREAS, Parent, Merger Sub, Merger LLC and the Company wish to effect a business combination, on the terms and conditions set forth in this Agreement and in accordance with Delaware Law, in two steps, with the first step being a merger of Merger Sub with and into the Company, pursuant to which each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time, other than shares owned or held directly or indirectly by Parent or the Company and other than Dissenting Shares, shall be converted into the right to receive the consideration set forth in this Agreement (the “First-Step”), with the Company to be the surviving corporation of the First-Step, and with the second step being a merger of the Company with and into Merger LLC (the “Second-Step” and, together with the First-Step, the “Merger”), with Merger LLC to be the surviving company of the Second-Step.

WHEREAS, it is intended that the First-Step be mutually interdependent with and a condition precedent to the Second-Step and that the Second-Step shall be effected as soon as practicable after the First-Step without further approval, authorization or direction from or by any of the parties hereto.

WHEREAS, for U.S. federal income Tax purposes, the First-Step and the Second-Step are intended to be integrated steps, and are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations section 1.368-2(g).

WHEREAS, the board of directors of the Company has unanimously (i) approved this Agreement, the First-Step and the other transactions contemplated by this Agreement in accordance with applicable Laws, (ii) declared that this Agreement, the First-Step and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and its stockholders, and (iii) adopted a resolution directing that the adoption of this Agreement and approval of the First-Step be submitted to the Company’s stockholders for consideration and recommending that all of the Company’s stockholders adopt this Agreement and approve the First-Step.

WHEREAS, (i) the respective boards of directors or managers of Parent, Merger Sub and Merger LLC have each determined that the Merger, upon the terms and subject to the conditions set forth in this Agreement, is advisable and in the best interests of their respective stockholders or unitholders, and such boards of directors or managers, as applicable, have approved the Merger, upon the terms and subject to the conditions set forth in this Agreement and (ii) Parent, as sole stockholder of Merger Sub and sole holder of membership interests of Merger LLC, will, immediately following the execution and delivery of this Agreement, adopt this Agreement and approve the Merger).

WHEREAS, Parent, Merger Sub, Merger LLC and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement and also prescribe various conditions to the transactions contemplated by this Agreement.

WHEREAS, on the date of this Agreement, immediately following the execution and delivery of this Agreement, the Company will solicit a written consent adopting this Agreement and approving the transactions contemplated hereby, including the Merger, in the form of Exhibit A, from the Sole Stockholder of the Company including one hundred percent (100%) of the outstanding shares of the Company Common Stock (the “Company Stockholder Approval”).

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Sole Stockholder is entering into a joinder and release agreement with Parent in the form of Exhibit B (the “Joinder and Release Agreement”).

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Sole Stockholder is entering into a non-competition and non-solicitation agreement in the form of Exhibit C (the “Non-Competition and Non-Solicitation Agreements”) to be effective upon the Closing.

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Key Employee is entering into an offer letter and related employment documentation with Parent (the “Offer Letter”) to be effective upon the Closing.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and agreements hereinafter set forth, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and accepted, the Parties to this Agreement, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Accredited Equityholders” means (a) the Equityholders identified as such on the Consideration Spreadsheet except for any Equityholder listed thereon that Parent notifies Company prior to the Closing Date is being removed because Parent has not received evidence reasonably satisfactory to it that the Equityholder is an “accredited investor,” as such term is defined in Rule 501(a) of the Securities Act, (b) any other Equityholder that executes and delivers to Company or Parent after the date of this Agreement an Accredited Investor Questionnaire that indicates that such Equityholder is an accredited investor and that Parent in its sole discretion determines is, in fact, an “accredited investor” and (c) any other Equityholder that Parent in its sole discretion determines is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act) without having received such a questionnaire.

“Accredited Investor Questionnaire” means an investor questionnaire in the form of Exhibit D.

“Action” means any claim, action, suit, litigation, proceeding, arbitral action, mediation, governmental audit, enforcement, inquiry, examination, investigation or criminal prosecution or investigation.

“Affiliate” means, when used with respect to a specified Person, another Person that either directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person. For purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management and affairs of a Person, whether through the ownership of voting securities, by Contract or otherwise, and “controlled” and “controlling” shall have correlative meanings.

“Aggregate Exercise Price” means the sum of the exercise prices for all Company Options with respect to the Option Shares represented thereby, in each case that are outstanding and unexercised as of immediately prior to the Effective Time.

“Aggregate Merger Consideration” means the (a) Merger Consideration, plus (b) the Parent Initial Share Consideration.

“Aggregate Option Additional Payment Amount” means the product of (a) the quotient of (i) Nine Million Nine Hundred Thousand Dollars ($9,900,000), divided by (ii) the Fully Diluted Common Number multiplied by (b) the aggregate number of shares of Company Capital Stock issuable upon exercise in full of all Option Shares subject to Company Options that are outstanding and unexercised as of immediately prior to the Effective Time.

“Aggregate Option Delayed Payment Amount” means the product of (a) the quotient of (i) Nine Million Nine Hundred Thousand Dollars ($9,900,000) divided by (ii) the Fully Diluted Common Number multiplied by (b) the aggregate number of shares of Company Capital Stock issuable upon exercise in full of all Option Shares subject to Company Options that are outstanding and unexercised as of immediately prior to the Effective Time.

“Ancillary Document” means any agreement, certificate or other document executed at or prior to the Closing in connection herewith.

“Base Cash Consideration” means Ten Million Dollars ($10,000,000).

“Base Share Consideration” means 5,798,069 Parent Shares.

“Business” means the business and operations of the Company.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York or Los Angeles, California.

“Capital Stock Payment” means the conversion and payments made to the holders of Company Capital Stock pursuant to Section 2.6(b).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136), signed into law on March 27, 2020.

“Cash” means cash and Cash Equivalents determined in accordance with GAAP, using, to the extent consistent therewith, the policies, conventions, methodologies and procedures used by the Company in preparing its most recent unaudited Company Financial Statements. For the avoidance of doubt, (a) Cash shall be increased by the amount of deposits or other payments received by the Company but not yet credited to the bank accounts of the Company, and (b) Cash shall be reduced by the amount of any outstanding checks or other payments issued by the Company but not yet deducted from the bank accounts of the Company.

“Cash Equivalents” means investment securities with original maturities of ninety (90) days or less.

“Cause” means the Surviving Company’s reasonable determination that any of the following have occurred: (i) any material breach by the applicable Equityholder of any agreement between such Equityholder and the Parent or one of its Subsidiaries that results in a material adverse effect to the Parent or Subsidiary party to such agreement; (ii) persistent negligence in the performance of, or persistent failure to perform, the applicable Equityholder’s services to the Parent or one of its Subsidiaries, which negligence or failure, as applicable, is not cured within thirty (30) days following written notice by the Parent; (iii) conviction of or plea of nolo contendere to a felony or other crime involving moral turpitude or that would reasonably be expected to have a material adverse effect on the business or affairs of the Parent or any Subsidiary; (iv) commission of any act of dishonesty, fraud, theft or embezzlement breach of fiduciary duty, against the Parent or any Subsidiary; or (v) conduct by the applicable Equityholder that has, or would reasonably be expected to have, a material adverse effect on the business, reputation or affairs of the Parent or any Subsidiary. For the avoidance of doubt, any disagreement amongst the members of the Integration Committee acting in their capacities as such, including regarding the Operational Plan, shall not be deemed to be “Cause”.

“Closing Cash” means the aggregate amount of all Cash and Cash Equivalents of the Company as of 12:01 a.m. Pacific Time on the Closing Date; provided, that in not event shall Closing Cash exceed Two Hundred Fifty Thousand Dollars ($250,000).

“Closing Debt” means the aggregate amount of all Debt of the Company as of 12:00:01 a.m. Pacific Time on the Closing Date, including any amounts outstanding under the PPP Loan.

“Closing Net Working Capital Amount” means the Net Working Capital Amount of the Company as of 12:00:01 a.m. Pacific Time on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means (a) each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, (b) any compensation, employment, consulting, end of service or severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy; or (c) any other benefit or compensation plan, Contract, policy or arrangement providing for pension, retirement, profit-sharing, deferred compensation, stock option, equity or equity-linked compensation, stock purchase, employee stock ownership, tax gross-up, vacation, holiday pay or other paid time off, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and other employee benefit plans, welfare plans or fringe benefit plans, in each case whether or not written, and (A) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its ERISA Affiliates, (B) under which any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries is eligible to receive benefits or otherwise participate, or (C) for which the Company or any of its ERISA Affiliates has any direct or indirect Liability (whether actual or contingent).

“Company Capital Stock” means the Company Common Stock.

“Company Common Stock” means the common stock, with a par value of $0.00001, of the Company.

“Company Convertible Notes” means those certain convertible notes issued by the Company, in aggregate principal amount of Three Million Fifty Thousand Dollars ($3,050,000).

“Company Employee” means each employee of the Company.

“Company Fundamental Representations” means the representations and warranties of the Company contained in Section 4.1 (Corporate Status), Section 4.2 (Authority), Section 4.3(a)(i) (No Conflict), Section 4.4 (Capitalization), Section 4.7 (Taxes), Section 4.18 (Finder’s Fees) and Section 4.19 (Affiliate Transactions).

“Company Intellectual Property” means any and all Intellectual Property in which the Company has the right to practice or exploit, either exclusively or non-exclusively, through ownership or in-license as of the date hereof, or a potential in-license under negotiation by the Company as of the date hereof but only if the Company completes such negotiation and obtains such in-license within nine (9) months after the date hereof.

“Company Key Representations” means the representations and warranties of the Company contained in Section 4.13 (Intellectual Property), Section 4.20 (Privacy and Information Security) and Section 4.21 (Regulatory Matters).

“Company Options” means all outstanding options to purchase or otherwise acquire shares of Company Common Stock, whether vested or unvested, and whether granted pursuant to the Company Plan or otherwise.

“Company Owned Intellectual Property” means all Intellectual Property (i) owned or purported to be owned by the Company, or (ii) exclusively licensed or purportedly to be exclusively licensed to the Company.

“Company Plan” means the 2019 Stock Plan, as amended.

“Company Patent Claim” means (a) any claim of an issued and unexpired Patent that is set forth on Exhibit O and has not been permanently revoked or declared unenforceable or invalid by an unreversed and unappealable or unreversed and unappealed decision of a court or other appropriate body of competent jurisdiction as of the applicable time (as set forth in the Second Milestone and Third Milestone, as applicable); or (b) any claim of a pending patent application that is set forth on Exhibit O and has not been pending for more than seven (7) years since its first priority date as of the applicable time (as set forth in the Second Milestone and Third Milestone, as applicable), which claim shall be in the form existing in such patent application as of the applicable time (as set forth in the Second Milestone and Third Milestone, as applicable).

“Company Products” means any products currently owned, commercialized or being developed by the Company as of the Closing Date.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of June 15, 2020, by and between the Company and Parent.

“Contingent Merger Consideration” means (i) Initial Earnout Consideration, (ii) the Second Earnout Consideration, and (iii) the Third Earnout Consideration.

“Contract” means any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sales contract or mortgage.

“Convertible Noteholder” means each holder of a Company Convertible Note.

“Damages” means any liabilities, losses, damages, injury, Taxes, penalties, fines, deficiencies, assessments, judgments, costs or expenses (including reasonable attorneys’ fees and expenses and costs of investigation).

“Debt” means both the current and long-term portions of any amount owed, without duplication, in respect of (i) borrowed money, extensions of credit, purchase money financing, and capitalized lease obligations or for the deferred purchase price of property or services, (ii) all obligations for the reimbursement of any obligor for amounts drawn on any outstanding letters of credit, (iii) all obligations evidenced by a note, bond, debenture or similar instrument, including the Convertible Notes, (iv) deferred compensation owed to current or former employees of the Company, (v) all unpaid Tax liabilities of the Company attributable to any Pre-Closing Tax Period accrued in accordance with the Company’s ordinary course methods of determining its Taxes as of the Closing Date (unless otherwise required by applicable Law), and (vi) all accrued and unpaid interest, fees, expenses, prepayment penalties or premiums on, or any guarantees or other contingent liabilities with respect to, any of the obligations referred to in the foregoing clauses (i) through (v); provided, however, that notwithstanding the foregoing, Debt shall not be deemed to include any accounts payable incurred in the ordinary course of business or any obligations under un-drawn letters of credit. For the avoidance of doubt, “Debt” shall not include the payment obligations set forth on Schedule A hereto.

“Deferred Payroll Taxes” means the “applicable employment taxes” (as defined in Section 2302(d) of the CARES Act) payable by the Company that (x) relate to the portion of the “payroll tax deferral period” (as defined in Section 2302(d) of the CARES Act) that occurs prior to the Closing and (y) are payable following the Closing as permitted by Section 2302(a) of the CARES Act, calculated without giving effect to any Tax credits afforded under the CARES Act, the Families First Coronavirus Response Act or any similar applicable federal, state or local law to reduce the amount of any such Taxes payable or owed.

“Delaware Law” means the DGCL and the DLLCA, as applicable.

“Delayed Cash Consideration” means One Million Dollars ($1,000,000).

“Delayed Merger Consideration” means the Delayed Cash Consideration and the Parent Delayed Share Consideration.

“DGCL” means the General Corporation Law of the State of Delaware.

“DLLCA” means the Delaware Limited Liability Company Act.

“Employee Option” means each Company Option that was granted to the holder in the holder’s capacity as, or that has had vesting tied to the holder’s performance of services as, a Service Provider who is or was an employee of the Company for applicable employment Tax purposes.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, restriction on transfer (such as a right of first refusal or other similar rights) or other similar encumbrance.

“Environmental Law” means any applicable federal, state, or local Laws as in effect as of the date of this Agreement which regulate or relate to: pollution, the protection of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Materials, or the protection of the health and safety of Persons from exposures to Hazardous Materials in the environment; or the preservation or protection of waterways, groundwater, drinking water, air, or soil.

“Equityholder” means any holder of (i) Company Capital Stock that is entitled to receive a Capital Stock Payment under Section 2.6 and that has not perfected its appraisal rights pursuant to Section 3.2, and (ii) Company Options that is entitled to receive Option Consideration under Section 2.6.

“Equityholder Indemnitees” means (i) the Equityholders; (ii) the Equityholders’ Affiliates; (iii) the respective representatives of the Persons referred to in clauses (i) and (ii); and (iv) the respective successors and permitted assigns of the Persons referred to in clauses (i), (ii) and (iii) above.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any employer that would be considered a single employer with the Company under Sections 414(b), (c), (m), or (o) of the Code.

“Estimated Initial Merger Consideration” means a dollar amount equal to (i) the Initial Merger Cash Consideration, plus (ii) the Estimated Net Working Capital Surplus, if any, minus (iii) the Estimated Closing Debt, minus (iv) the Estimated Unpaid Company Transaction Expenses, minus (v) the Estimated Net Working Capital Deficit, if any, minus (vi) the Reserve Fund.

“Estimated Per Share Initial Merger Cash Consideration” means the positive number, equal to the quotient of (i) the Estimated Initial Merger Consideration, plus the Aggregate Exercise Price, divided by (ii) the Fully Diluted Common Number.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“FDA” means the U.S. Food and Drug Administration.

“Fraud” means common law fraud under Delaware law with the specific intent to deceive.

“Fully Diluted Common Number” shall equal (i) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all Option Shares subject to Company Options that are outstanding and unexercised as of immediately prior to the Effective Time, and less (iii) the aggregate number of shares of Company Common Stock, if any, to be canceled at the Effective Time pursuant to Section 2.6(a).

“GAAP” means generally accepted accounting principles in the United States.

“Good Faith Advance” means the Five Hundred Thousand Dollars ($500,000) paid by Parent to Company on or about September 23, 2020.

“Governmental Authority” means any government, any quasi-governmental authority of any nature, any governmental entity, commission, board, agency or instrumentality, and any court, tribunal or judicial body, whether federal, state, county, local or foreign.

“Governmental Order” means any order, temporary restraining order, judgment, injunction or decree, enforcement action or consent decree, issued, promulgated or entered by any Governmental Authority.

“Hazardous Material” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is prohibited or regulated under any Environmental Laws, including without limitation, asbestos, urea, formaldehyde, PCBs, radon gas, or petroleum products.

“Health Care Laws” means all Laws, manuals, policies and guidance enforced or issued by a Governmental Authority related to the manufacturing, development, testing, labeling, marketing, packaging, holding, import, export, advertising or distribution of medical device products, kickbacks, patient or program charges, recordkeeping, documentation requirements, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, or licensure, including, without limitation: (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.) and the regulations promulgated thereunder; (ii) the Public Health Service Act (42 U.S.C. § 201 et seq.); (iii) all applicable federal, state, local and all applicable foreign health care related fraud and abuse, false claims, and anti-kickback Laws, including, without limitation, the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the U.S. Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the U.S. Civil False Claims Act (31 U.S.C. § 3729 et seq.), the criminal False Statements Law (42 U.S.C. § 1320a-7b(a)), all criminal Laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.) (collectively, “HIPAA”), the exclusion Law (42 U.S.C. § 1320a-7), and the civil monetary penalties Law (42 U.S.C. § 1320a-7a); (iv) HIPAA and analogous state Laws pertaining to privacy, data protection and information security, and the regulations promulgated pursuant to such statutes; (v) Medicare (Title XVIII of the Social Security Act) and (vi) Medicaid (Title XIX of the Social Security Act), each as amended from time to time the regulations promulgated pursuant to such Laws.

“IND” means an Investigational New Drug Application request for the authorization by the FDA to administer an investigational drug to humans in a clinical trial.

“Initial Earnout Consideration” means an amount equal to Three Million Dollars ($3,000,000).

“Initial Merger Consideration” means a dollar amount equal to (i) the Initial Merger Cash Consideration, plus (ii) the Net Working Capital Surplus, if any, minus (iii) Unpaid Company Transaction Expenses, minus (iv) Closing Debt, minus (v) the Net Working Capital Deficit, if any, minus (vi) the Reserve Fund.

“Initial Merger Cash Consideration” means a dollar amount equal to (i) the Base Cash Consideration, minus (ii) the Delayed Cash Consideration, minus (iii) the Good Faith Advance.

“Initial Milestone” means the initial Public Offering.

“Integration Committee” means a committee consisting of two members, one of whom shall be appointed by the Equityholders Representative from time to time and shall initially be Timothy Langer and the second of whom shall be appointed by Parent from time to time and shall initially be Sammy Farah.

“Intellectual Property” means all U.S. and foreign intellectual property and proprietary rights, including (i) patents provisional and non-provisional and applications therefor and all divisionals, reissues, renewals, registrations, confirmations, re-examinations, certificates of inventorship, extensions, supplementary protection certificates, continuations and continuations-in-part thereof (“Patents”), (ii) trademarks, trade dress, service marks, service names, trade names, domain names, brand names, logo or business symbols, whether registered or unregistered, and pending applications to register the same, including all extensions and renewals thereof and all goodwill associated therewith (“Trademarks”), (iii) copyrights and copyrightable works, including all writing, reports, analyses, evaluation protocols, designs, computer software, code, databases, software systems, mask works or other works, whether registered or unregistered, pending applications to register the same, and moral rights (“Copyrights”), (iv) confidential or proprietary know-how, trade secrets, methods, processes, practices, formulas and techniques (“Know-How”), (v) computer software, including all source code, object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded, and all documentation related to any of the foregoing, (vi) moral rights, rights of publicity, industrial designs, and industrial property rights and (vii) the right to sue for past, present and future infringement, misappropriation, dilution or violation of any of the foregoing or for any injury to goodwill and to recover all proceeds relating to any of the foregoing, including licenses, royalties, income, payments, claims, Damages (including without limitation attorneys’ fees and expert fees) and proceeds of suit.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means Timothy Langer.

“Knowledge of the Company” “Company’s Knowledge” or “known to the Company” and any other phrases of similar import means, with respect to any matter in question relating to the Company, the actual knowledge of Timothy Langer and George Smith and the knowledge such individuals would reasonably be expected to have had he made reasonable due inquiry of his direct subordinates, reports or the Company’s intellectual property counsel regarding the relevant matters.

“Law” means any federal, state, county, local, foreign or other statute, constitution, principle of common law, law, ordinance, edict, decree, Governmental Order, regulation, rule, ruling or code of any Governmental Authority.

“Liability” means any and all Debts, liabilities and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable.

“Lock Up Agreement” means a lock-up, holdback or similar agreements required to be executed by similarly situated stockholders by the underwriter(s) managing Parent’s initial Public Offering and a subsequent Public Offering within the 180 day period after the initial Public Offering, in each case with such modifications and exceptions as may be approved by the Parent or holders of Parent Shares; provided, in no event, shall the restricted period under such agreement exceed 180 days.

“Market Value” means as of any date of determination (i) if Parent has completed its initial Public Offering the volume weighted average closing price of the Parent Shares on the applicable stock exchange for the consecutive 20 trading day period ending on the last trading day on or prior to the date on which the applicable Contingent Merger Consideration was earned pursuant to this Agreement and (ii) if Parent has not completed its initial Public Offering, the quotient equal to (A) the fair market value of all of the issued and outstanding shares of Parent Shares as set in the most recent offering of Parent Shares or other securities convertible into or exchangeable for Parent Shares to third party investors, divided by (B) the number of Parent Shares outstanding as of such date of determination.

“Material Adverse Effect” means any change, event, circumstance, condition or effect that, individually or in the aggregate, is, or would reasonably be expected to be, materially adverse to (x) the Business, assets, liabilities, results of operations or condition (financial or otherwise) of the Company, or (y) the ability of the Company to consummate the transactions contemplated hereby; provided, however, that for purposes of clause (x), a “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change to the extent arising out of or attributable to: (i) conditions generally affecting the economy or industry in which the Company operates, (ii) any change in any Law or GAAP (provided, that this clause (ii) shall not apply with respect to any representation or warranty the purpose of which is to address compliance with GAAP or applicable Law) (iii) acts of war, armed hostilities or terrorism, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Authority in response thereto, (iv) changes in financial, banking or securities markets, (v) resulting from the announcement of this Agreement or the pendency of the Merger, or (vi) any action specifically required to be taken by this Agreement; except in each case with respect to clauses (i) through (v), to the extent that such changes disproportionately adversely affect the Company in relation to similarly situated businesses engaged in the same industry as the Company.

“Merger Consideration” means (i) the Initial Merger Consideration, plus (ii) the Delayed Merger Consideration, plus (ii) the Contingent Merger Consideration.

“Milestones” shall mean the Initial Milestone, the Second Milestone and the Third Milestone.

“Net Working Capital Amount” (which can be positive or negative) means: (A) the sum of all of the assets of the Company properly characterized as current assets (including Closing Cash but excluding Tax assets); minus (B) the sum of all of the liabilities of the Company properly characterized as current liabilities (excluding Tax liabilities, any amount included in the Closing Debt, Unpaid Company Transaction Expenses and the payment obligations set forth on Schedule A hereto), in each case determined as of 12:00:01 a.m. Pacific Time on the Closing Date in accordance with GAAP and using the policies, conventions, methodologies and procedures used by the Company in preparing its most recent unaudited Company Financial Statements (to the extent consistent with GAAP). For illustrative purposes only, attached as Schedule 1.01(n) is a sample calculation of the Net Working Capital Amount as of October 31, 2020 (as if the Closing Date occurred on such date).

“Net Working Capital Deficit” means the amount, if any, by which the Closing Net Working Capital Amount exceeds the Estimated Net Working Capital Amount.

“Net Working Capital Surplus” means the amount, if any, by which the Estimated Net Working Capital Amount exceeds the Closing Net Working Capital Amount.

“Non-Employee Option” means each Company Option which is not an Employee Option.

“Operational Plan” means the development and operating plan for the cell therapy activities at Parent and the Surviving Corporation, including the SoCo Infrastructure, to be developed as soon as practicable following Closing, but in no event later than 60 days following Closing, by the Integration Committee and as may thereafter be updated and modified by the Parent from time to time.

“Outstanding Common Number” shall equal (i) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, less (ii) the aggregate number of shares of Company Common Stock, if any, to be canceled at the Effective Time pursuant to Section 2.6(a).

“Organizational Documents” means, with respect to any entity, the certificate of incorporation, articles of incorporation, bylaws or equivalent governing documents of such entity.

“Parachute Payment Waiver” means, with respect to any Person, a written agreement waiving such Person’s right to receive any “parachute payments” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) to the extent required to avoid the imposition of a tax under Section 280G of the Code and to accept in substitution therefor the right to receive such payments only if approved by the shareholders of the Company in a manner that is intended to comply with Section 280G(b)(5)(B) of the Code.

“Parent Delayed Share Consideration” means the Base Share Consideration minus the Parent Initial Share Consideration; provided, that, if at any time or from time to time prior to the fourth anniversary of the Closing, there is any change in the capital structure of the Parent by way of a stock split, stock dividend, combination or reclassification a proportionate appropriate adjustment shall be made to the number of Parent Shares constituting Parent Delayed Share Consideration.

“Parent Fundamental Representations” means the representations and warranties of Parent, Merger Sub and Merger LLC contained in Section 5.1 (Corporate Status), Section 5.2 (Authority), Section 5.5 (Finder’s Fees), Section 5.7 (Parent Capitalization) and Section 5.10 (Cash Resources).

“Parent Indemnitees” means (i) Parent; (ii) Parent’s Affiliates (including the Surviving Corporation and the Surviving Company); (iii) the respective representatives of the Persons referred to in clauses (i) and (ii); and (iv) the respective successors and permitted assigns of the Persons referred to in clauses (i), (ii) and (iii) above.

“Parent Initial Share Consideration” means 2,899,035 Parent Shares.

“Parent Shares” means shares of the Parent’s common stock, par value $0.001.

“Per Option Additional Payment Amount” means the quotient of (i) the Aggregate Option Additional Payment Amount, divided by (ii) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all Option Shares subject to Company Options that are outstanding and unexercised as of immediately prior to the Effective Time.

“Per Option Delayed Payment Amount” means the quotient of (i) the Aggregate Option Delayed Payment Amount, divided by (ii) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all Option Shares subject to Company Options that are outstanding and unexercised as of immediately prior to the Effective Time.

“Per Share Additional Deduct Amount” means the quotient of (i) the Aggregate Option Additional Payment Amount, divided by (ii) the Outstanding Common Number.

“Per Share Delayed Cash Consideration” means the quotient of (i) Delayed Cash Consideration, divided by (ii) the Fully Diluted Common Number.

“Per Share Delayed Deduct Amount” means the quotient of (i) the Aggregate Option Delayed Payment Amount, divided by (ii) the Outstanding Common Number.

“Per Share Delayed Share Consideration” means the quotient of (i) Parent Delayed Share Consideration, divided by (ii) the Outstanding Common Number.

“Per Share Earnout Amounts” means the (i) Per Share Initial Earnout Payment Amount, (ii) the Per Share Second Earnout Payment Amount, and (iii) the Per Share Third Earnout Payment Amount.

“Per Share Excess Payment” means, the quotient of (i) the amount of any Excess Payment determined pursuant to Section 2.7(d)(ii), if any, divided by (ii) the Fully Diluted Common Number.

“Per Share Initial Earnout Payment Amount” means the quotient of (i) the Initial Earnout Consideration, divided by (ii) the Fully Diluted Common Number.

“Per Share Initial Merger Cash Consideration” means the quotient of (i) the Initial Merger Cash Consideration plus the Aggregate Exercise Price, divided by (ii) the Fully Diluted Common Number.

“Per Share Initial Share Consideration” means the quotient of (i) Parent Initial Share Consideration, divided by (ii) the Outstanding Common Number.

“Per Share Reserve Fund Release Amount” means the quotient of (i) the remaining balance of the Reserve Fund upon completion by the Equityholders Representative of its duties hereunder, divided by (ii) the Fully Diluted Common Number.

“Per Share Second Earnout Payment Amount” means the quotient of (i) the Second Earnout Consideration, divided by (ii) the Fully Diluted Common Number.

“Per Share Third Earnout Payment Amount” means the quotient of (i) the Third Earnout Consideration, divided by (ii) the Fully Diluted Common Number.

“Permit” means any license, clearance, authorization, registration, approval, consent, certificate, variance, franchise, exemption or permit issued by any Governmental Authority to the Company, held by the Company, or required for the operation of the Company’s Business.

“Permitted Encumbrances” means all (i) liens for Taxes and other governmental charges that (A) are not yet due and payable or (B) are being contested in good faith by appropriate proceedings and for which adequate reserve has been made in the Company Financial Statements; (ii) cashiers’, landlords’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens and other similar liens imposed by Law, incurred in the ordinary course of business for sums not yet due and payable; (iii) pledges or deposits in connection with workers compensation, unemployment insurance and other social security legislation for sums not yet due and payable; (iv) Encumbrances listed in Schedule 1.01(p); and (v) other Encumbrances of any type incurred in the ordinary course of business which do not materially detract from the value of, or materially interfere with, the present use and enjoyment of the asset or property subject thereto or affected thereby.

“Person” means any individual, general or limited partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

“Personal Data” means all data or information that, individually or when aggregated or combined, is linked to any reasonably identifiable individual and any other data protected under any applicable Laws relating to individuals’ privacy, data security, or data protection.

“PPP Loan” means Company’s loan under the Paycheck Protection Program as the loan program set forth in sections 1101, 1102 and 1106 of the Coronavirus Aid, Relief, and Economic Security Act.

“Pre-Closing Taxes” means, without duplication, (A) all Taxes of the Company relating or attributable to any Pre-Closing Tax Period (including any Deferred Payroll Taxes) and assuming that expenses funded with the PPP Loan will not be deductible, (B) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 (or any analogous provision under state, local or non-U.S. Law), (C) any and all Taxes of any Person imposed on the Company as a transferee or successor, by Contract or pursuant to any Law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing, and (D) any Taxes resulting from the transactions contemplated by this Agreement (but excluding the Transfer Taxes allocated to Parent pursuant to Section 6.8(c)). Notwithstanding anything to the contrary herein, Pre-Closing Taxes shall not include any Taxes arising from actions by Parent or its Affiliates (including the Surviving Corporation and the Surviving Company) on the Closing Date after the Closing that are outside the ordinary course of business of the Company or any of the Subsidiaries (other than any transaction explicitly contemplated by this Agreement). In the case of any Straddle Tax Period, the amount of any Taxes based on or measured by income, sales, use, receipts, or other similar items of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (except that exceptions, allowances or deductions that are calculated on annual basis, such as depreciation, shall be apportioned on a pro rata basis), and the amount of any other Taxes of the Company for such a Tax period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the (and including) Closing Date and the denominator of which is the total number of days in such taxable period.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Tax Period ending on (and including) the Closing Date.

“Public Offering” means (i) any sale or distribution by Parent to the public of Parent Shares or other securities convertible into or exchangeable for Parent Shares pursuant to a Registration Statement, (ii) Parent’s initial listing of Parent Shares or other securities convertible into or exchangeable for Parent Shares on a national securities exchange in connection with the effectiveness of a Registration Statement on Form S-1 filed by Parent or (iii) Parent’s completion of a merger or consolidation with a special purpose acquisition company or its subsidiary pursuant to an effective Registration Statement after which the common stock (or similar securities) of the surviving or parent entity are publicly traded.

“Registrable Securities” means (i) Parent Shares issued in connection with the Closing pursuant to this Agreement as part of the Initial Merger Consideration and (ii) Parent Shares issued after the Closing pursuant to this Agreement as part of the Delayed Merger Consideration or Contingent Merger Consideration, as applicable; provided, however, that Parent Shares shall cease to be Registrable Securities hereunder if and when (A) such Registrable Securities have been sold, transferred or otherwise disposed of pursuant to an effective registration statement registering such Registrable Securities under the Securities Act, (B) such Registrable Securities have been sold, transferred or otherwise disposed of pursuant to Rule 144 of the Securities Act (“Rule 144”) or (C) with respect to the Registrable Securities held by a particular Equityholder, such Equityholder holds a number of Registrable Securities less than the number of Parent Shares that can be sold by such Equityholder in a single 90-day period pursuant to Rule 144 (including Rule 144(e)).

“Registration Statement” means any one or more registration statements of Parent filed under the Securities Act that covers the sale and/or resale of any Parent Shares, amendments and supplements to such Registration Statements, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such Registration Statements.

“Registration Study” means a clinical trial in humans that is designed (as of the time the clinical trial is initiated) to obtain sufficient data and results to support the filing of an application for marketing approval by the FDA.

“Representatives” mean the officers, directors, employees, agents, attorneys, accountants, advisors and representatives of the specified Person.

“Reserve Fund” means $150,000.

“Resignation for Good Reason” means a separation as a result of the applicable Equityholder’s resignation after one of the following conditions has come into existence without such Equityholder’s consent: (i) a material diminution in such Equityholder’s base salary (except in connection with across-the-board reductions and that is proportionate to reductions in base salary for the Parent’s similarly situated employees or consultants); (ii) a material diminution by Parent in such Equityholder’s duties, authority, and responsibilities within the Parent or its Subsidiaries (provided, however, that a change in job position (including a change in title) shall not be deemed a “material diminution” in and of itself unless Equityholder’s new duties, authorities and responsibilities are materially reduced from the prior duties, authorities and responsibilities); or (iii) the relocation of such Equityholder’s principal place of employment outside of the State of California with a requirement that Equityholder regularly physically be present at such principal place of employment in person; provided, however, that in each case, Resignation for Good Reason shall in no event exist unless the applicable Equityholder have given written notice to the Parent or the applicable Subsidiary within sixty (60) days of the initial existence of the event(s) giving rise to such Resignation for Good Reason, including specific details regarding such event(s) and unless the Parent or the applicable Subsidiary has thereafter failed to cure such event(s) within thirty (30) days after delivery of such written notice.

“Right of First Refusal and Co-Sale Agreement” means the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated January 4, 2019, between Parent and certain stockholders of Parent, as amended from time to time.

“SEC” means the United States Securities and Exchange Commission.

“Second Earnout Consideration” means an amount equal to Ten Million Dollars ($10,000,000).

“Second Milestone” means the first acceptance by FDA of an IND filed by, on behalf of or for the benefit of the Surviving Company, its Affiliate(s) or its (or their) sublicensee(s) for a product being developed by or on behalf of the Surviving Company, its Affiliate(s) or its (or their) sublicensee(s) that is claimed as a product or a method of making or using the product by an issued or pending Company Patent Claim existing at the time of such acceptance. For the avoidance of doubt, for purposes of the foregoing definition a trial initiated and sponsored by a third party (e.g. H. Lee Moffitt Cancer Center and Research Institute, Inc. (“Moffitt”)) at the request of the Surviving Company, its Affiliate(s) or its (or their) sublicensee(s) would qualify as a trial conducted for the “benefit of” the Surviving Company, its Affiliate(s) or its (or their) sublicensee(s).

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute thereto and the rules and regulations of the SEC promulgated thereunder.

“Service Provider” means any current or former officer, employee, director or independent contractor of the Company.

“Sole Stockholder” means Timothy Langer, a resident of the State of California and the sole stockholder of the Company.

“Straddle Tax Period” means any Tax period beginning before or on the Closing Date and ending after the Closing Date.

An entity shall be deemed to be a “Subsidiary” of another entity if such other entity directly or indirectly owns, beneficially or of record, (i) an amount of voting securities or other interests in such first entity that is sufficient to enable such other entity to elect at least a majority of the members of such first entity’s board of directors or other governing body, or (ii) at least a majority of the outstanding equity interests of such first entity.

“Targeted Net Working Capital Amount” means an amount equal to zero dollars ($0).

“Tax” or “Taxes” means (i) any and all taxes, fees, imposts, charges, excises, assessments, levies, tariffs, duties or other charges or impositions in the nature of (or similar to) a tax (together with any all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including income, gross income, estimated, capital gains, gross receipts, profits, business, license, occupation, franchise, branch, windfall, termination, exit, capital stock or other equity, wealth, real or personal (tangible or intangible) property, real or personal property (tangible or intangible) gains, sales, use, transfer, conveyance, recording, documentary, filing, value added, ad valorem, employment or unemployment, social security (or similar including FICA), social, disability, alternative or add-on minimum, investment, financial transaction, escheat obligation, customs, excise, stamp, environmental, commercial rent, premium or withholding taxes, and (ii) any liability for the payment of amounts described in clause “(i)” as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax allocation, Tax indemnity or Tax sharing agreement), as a result of being a transferee or successor, or otherwise by operation of Law.

“Tax Proceeding” means any inquiry, claim, assessment, audit, dispute, suit or other administrative or judicial proceeding involving Taxes.

“Tax Return” means any return, report, statement, declaration, schedule, designation, notice, certificate, questionnaire, form, election, estimated Tax filing, claim for refund, information return, or other document (including any attachments thereto and amendments thereof), in each case filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority with respect to any Tax.

“Third Earnout Consideration” means an amount equal to Twenty Million Dollars ($20,000,000).

“Third Milestone” means the earlier of: (a) the commencement of the first Registration Study (i.e., the dosing of the first patient in such Registration Study) for a product being developed by, on behalf or for the benefit of the Surviving Company, its Affiliate(s) or its (or their) sublicensee(s) that is claimed as a product or a method of making or using the product by an issued Company Patent Claim existing as of the time of such commencement, or, as the case may be, (b) the issuance of a Company Patent Claim that claims a product or method of making or using the product then being developed by, on behalf or for the benefit of the Surviving Company, its Affiliate(s) or its (or their) sublicensee(s) that is or was the subject of a Registration Study that has or had commenced. For the avoidance of doubt, for purposes of the foregoing definition a trial initiated and sponsored by a third party (e.g. Moffitt) at the request of the Surviving Company, its Affiliate(s) or its (or their) sublicensee(s) would qualify as a trial conducted for the “benefit of” the Surviving Company, its Affiliate(s) or its (or their) sublicensee(s).

“Total Consideration” means all amounts paid in cash or Parent Shares (valued at the Market Value as of the time of payment) by Parent pursuant to this Agreement.

“Transaction Documents” means this Agreement, the Joinder and Release Agreement, the Non-Competition and Non-Solicitation Agreement, together with the other agreements, instruments, documents and certificates delivered in connection herewith or therewith.

“Transfer Taxes” means any and all transfer, documentary, conveyance, sales, use, gross receipts, stamp, registration, filing, value added, recording, escrow and other similar Taxes and fees (including any penalties and interest and additions to tax), including any real property or leasehold interest transfer or gains Tax and any similar Tax.

“Unpaid Company Transaction Expenses” means (i) the fees and disbursements payable by the Company to those Persons identified in Section 4.18 of the Company Disclosure Schedule; (ii) the fees and disbursements payable to legal counsel or accountants of the Company that are payable by the Company in connection with the transactions contemplated by this Agreement; (iii) any bonus, transaction, change of control, severance, incentive compensation, termination, retention or similar transaction-related payments to be paid to any Service Provider of the Company or any Subsidiary, as well as the employer portion of any payroll Taxes to be paid in connection therewith, including any such amounts that are contingent upon both consummation of the transactions contemplated hereby and the termination of employment (or the occurrence of other double-trigger events) occurring after the Closing; (iv) the employer portion of any payroll Taxes relating to or resulting from the payment of any portion of the amounts payable to holders of Company Options pursuant to Section 2.6(d)(i)A); (v) any fees, costs or expenses payable by the Company to the Equityholders Representative after the Closing; and (vi) all other miscellaneous fees, expenses or costs, in each case, incurred by the Company in connection with the transactions contemplated by this Agreement (including the cost of the D&O “tail” policy referenced in Section 6.6); provided, that in the case of the foregoing clauses (i) through (vi), (a) only to the extent such amounts have not been paid by the Company prior to the Closing, or (b) to the extent not otherwise accounted for in the calculation of Net Working Capital Amount as a reduction to such amount; provided, further, that the foregoing clauses (ii) and (iii) shall not include any fees, expenses or disbursements incurred by Parent, or by the Surviving Corporation or the Surviving Company which are on behalf of Parent, including any advisory fee and the fees and expenses of Parent’s attorneys, accountants and other advisors.

“Valid Patent Rights” means any claims of an issued and unexpired Patent that is included within the Company Intellectual Property and has not been permanently revoked or declared unenforceable or invalid by an unreversed and unappealable or unreversed and unappealed decision of a court or other appropriate body of competent jurisdiction as of the Closing.

“Voting Agreement” means the Amended and Restated Voting Agreement, dated January 4, 2019, between Parent and certain stockholders of Parent, as amended from time to time.

Section 1.2 Certain Additional Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

Term	Section
Accounting Firm	Section 2.7(c)(iv)
Agreement	Preamble
Budget Commitment	Section 2.8(b)
Certificate of Merger	Section 2.4
CGCL	Section 3.2(a)
Change in the Company Recommendation	Section 6.4(b)
Claim Certificate	Section 9.4(a)
Claim Dispute Notice	Section 9.4(b)
Closing	Section 2.3
Closing Date	Section 2.3
Closing Date Schedule	Section 2.7(b)
Company	Preamble
Company Board of Directors	Section 4.2(a)
Company Board Recommendation	Section 4.2(b)
Company Certificates	Section 2.6(b)(ii)
Company Disclosure Schedule	Article IV
Company Financial Statements	Section 4.5(a)
Company Indemnified Parties	Section 6.6(a)
Company Material Contract(s)	Section 4.14(a)
Company Stockholder Approval	Recitals
Consideration Spreadsheet	Section 6.12
Continuing Employee	Section 6.13(a)
Determination	Section 2.7(c)(iv)
Dispute Notice	Section 2.7(c)(ii)
Dissenting Shares	Section 3.2(a)
Effective Time	Section 2.4
Effectiveness Period	Section 2.9(d)
Employee Options Payment Amount	Section 3.1(a)(iii)
Enforceability Exceptions	Section 4.2(a)
Equityholders Representative	Recitals
Estimated Closing Debt	Section 2.7(a)
Estimated Net Working Capital Amount	Section 2.7(a)
Estimated Net Working Capital Deficit	Section 2.7(a)
Estimated Net Working Capital Surplus	Section 2.7(a)
Estimated Unpaid Company Transaction Expenses	Section 2.7(a)
Excess Payment	Section 2.7(d)(ii)
Expiration Date	Section 9.1
FCPA	Section 4.22(a)
Holder of Registrable Securities	Section 2.9(g)
Indemnitee	Section 9.5
Indemnitor	Section 9.5
Invoice	Section 6.10
Joinder and Release Agreement	Recitals
Lease	Section 4.15
Leased Real Property	Section 4.15
Letter of Transmittal	Section 3.1(b)(i)
Liens	Section 4.11(e)
Major Suppliers	Section 4.23
Material Product and Trial Information	Section 4.21(g)
Merger	Recitals

Term	Section
Merger Sub	Preamble
New Plans	Section 6.13(b) 6.13(b)
Non-Competition and Non-Solicitation Agreements	Recitals
Non-Solicitation Agreement	Recitals
Offer Letter	Recitals
Option Cancellation Agreement	Section 3.1(a)(iii)
Option Consideration	Section 2.6(d)(i)
Option Payment	Section 2.6(d)(i)
Option Shares	Section 2.6(d)(i)
Optionholder	Section 2.6(d)(i)
Optionholder Deliverables	Section 3.1(b)(ii)B
Options Payment Amount	Section 2.6(d)(i)
Outside Date	Section 8.1(d)
Parent	Preamble
Parent Acquisition	Section 2.8(c)(ii)
Parent Disclosure Schedule	Article V
Parent Prepared Returns	Section 6.8
Party and Parties Paying Agent Payment Fund	Preamble Section 3.1(a)(i) Section 3.1(a)(ii)
Payoff Letter	Section 6.10
Pre-Closing Period	Section 6.1(a)
Proceeding	Section 4.11(a)
Prospectus	Section 2.9
Prospectus Supplement	Section 2.9
Registration Statement	Section 2.9
Related Person	Section 4.19
Reserve Fund	Section 3.3
Review Board	Section 4.21(e)
Review Period	Section 2.7(c)(ii)
Safety Notices	Section 4.21(f)
Section 280G Approval	Section 6.7(b)
Section 280G Soliciting Materials	Section 6.7(c)
Shortfall Payment	Section 2.7(d)(i)
SoCo Infrastructure	Section 2.8(b)(ii)
Surviving Corporation	Section 2.1
Termination Note	Section 8.2
Third-Party Claim	Section 9.5
Threshold	Section 9.3(b)
WARN Act	Section 4.12(d)
Written Consent	Section 6.4(b)

ARTICLE II

THE MERGER

Section 2.1 The Merger.

(a) Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, in the First-Step, Merger Sub shall be merged with and into the Company at the Effective Time. Following the First-Step, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

(b) Upon the terms and subject to the conditions of this Agreement, and in accordance with the DLLCA, in the Second-Step Merger, the Company shall be merged with and into Merger LLC at the Second Effective Time. Following the Second-Step Merger, the separate corporate existence of the Company shall cease, and Merger LLC shall continue as the surviving company (the “Surviving Company”) and shall succeed to and assume all the rights and obligations of the Company in accordance with the DLLCA.

Section 2.2 Effects of the Merger. At and after the Effective Time, the First-Step shall have the effects set forth in the DGCL, this Agreement and the First-Step Certificate of Merger (as defined below). At and after the Second Effective Time, the Second-Step shall have the effects set forth in the DLLCA, this Agreement and the Second-Step Certificate of Merger (as defined below).

Section 2.3 Closing. The closing of the First-Step (the “Closing”) shall take place at 9:00 a.m. (Eastern time) and shall be conducted remotely via the electronic exchange of documents and signatures as soon as reasonably practicable, but no later than three (3) Business Days following/on this date of this Agreement subject to the satisfaction or waiver of all conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to their satisfaction at the Closing), or at such other time, date and place as Parent and the Company may mutually agree in writing (such date hereinafter, the “Closing Date”).

Section 2.4 Effective Time.

(a) Immediately following the Closing, Parent and the Company shall cause to be filed with the Secretary of State of the State of Delaware a properly executed certificate of merger for the First-Step conforming to the requirements of the DGCL and in the form attached hereto as Exhibit E-1 executed in accordance with the relevant provisions of the DGCL (the “First-Step Certificate of Merger”). The First-Step shall become effective when the First-Step Certificate of Merger is accepted for recording by the Secretary of State of the State of Delaware or at such later time as may be mutually agreed upon by Parent and the Company and set forth in the First-Step Certificate of Merger (the date and time the First-Step becomes effective being the “Effective Time”).

(b) As promptly as practicable after the Effective Time, but in any event within three (3) Business Days thereafter, Merger LLC shall duly execute a certificate of merger substantially in the form attached hereto as Exhibit E-2 (the “Second-Step Certificate of Merger”) and file such Second-Step Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DLLCA. The Second-Step shall become effective when the Second-Step Certificate of Merger is accepted for recording by the Secretary of State of the State of Delaware, or at such subsequent time as Parent shall specify in the Second-Step Certificate of Merger (the date and time the Second-Step becomes effective being the “Second Effective Time”).

Section 2.5 Organizational Documents; Directors and Officers.

(a) At the Effective Time and without any further action on the part of the Company or Merger Sub, the Surviving Corporation’s certificate of incorporation shall be amended and restated to read in its entirety as set forth in the Certificate of Merger. The bylaws of the Surviving Corporation shall be amended and restated in its entirety to read the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by the certificate of incorporation of the Surviving Corporation and applicable Law; provided, that such bylaws shall reflect as of the Effective Time “Myst Therapeutics, Inc.” as the name of the Surviving Corporation.

(b) The certificate of formation of Merger LLC, as in effect immediately prior to the Second Effective Time, shall be the certificate of formation of the Surviving Company at the Second Effective Time, until thereafter amended as provided by Law and by the terms of such certificate of formation. At the Second Effective Time, the limited liability company agreement of Merger LLC, as in effect immediately prior to the Second Effective Time, shall be the limited liability company agreement of the Surviving Company at the Second Effective Time. Notwithstanding the foregoing, the name of the Surviving Company shall be “Myst Therapeutics, LLC” and the certificate of formation and limited liability company agreement of the Surviving Company shall so provide.

(c) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified, as the case may be. The managers of Merger LLC immediately prior to the Second Effective Time shall be the directors of the Surviving Company as of the Second Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be a manager or until their respective successors are duly elected and qualified, as the case may be.

(d) The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be. The officers of Merger LLC immediately prior to the Second Effective Time shall be the officers of the Surviving Company as of the Second Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be.

Section 2.6 Conversion of Securities; Treatment of Company Options. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Capital Stock, any shares of capital stock of Merger Sub or any holders of membership interest of Merger LLC:

(a) Cancellation of Certain Shares. Each share of Company Capital Stock that is held in the treasury of the Company and each share of Company Capital Stock owned by Parent, Merger Sub or any other wholly owned subsidiary of Parent shall be canceled and retired and no consideration shall be delivered in exchange therefor.

(b) Conversion of Company Capital Stock. Subject to Section 2.7, Section 2.8, Article III and Article IX,

(i) Company Common Stock. Each share of Company Common Stock (other than shares of Company Capital Stock to be canceled in accordance with Section 2.6(a) and other than Dissenting Shares) shall be converted at the Effective Time into the right to receive, in consideration of such cancellation, without interest:

A. (1) an amount in cash equal to (x) the Estimated Per Share Initial Merger Cash Consideration, less(y) the Per Share Additional Deduct Amount, plus (2) a number of Parent Shares equal to the Per Share Initial Share Consideration, plus (3) subject to Section 2.8(a)(iii), a number of Parent Shares equal to the Per Share Delayed Share Consideration, which shall be issued and outstanding and held in escrow unless and until released in accordance with Section 2.8(a)(iii), plus

B. On the eighteenth (18th) month anniversary of the Closing Date (the “Holdback Release Date”), an amount in cash equal to the Per Share Delayed Cash Consideration, less the Per Share Delayed Deduct Amount ;

C. In each case when, if and to the extent payable hereunder, (1) an amount in cash or Parent Shares pursuant to Section 2.8(f) equal to the Per Share Initial Earnout Payment Amount, if any, plus (2) an amount in cash or Parent Shares pursuant to Section 2.8(f) equal to the Per Share Second Earnout Payment Amount, if any, plus (3) an amount in cash or Parent Shares pursuant to Section 2.8(f) equal to the Per Share Third Earnout Payment Amount, if any, plus (4) an amount in cash equal to the Per Share Excess Payment, if any, plus (5) an amount in cash equal to the Per Share Reserve Fund Release Amount with respect to any amounts released to the Equityholders from the Reserve Fund from time to time pursuant to the terms of this Agreement, if any.

(ii) No Further Ownership Rights of Equityholders. All such shares of Company Capital Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented such shares of Company Capital Stock (the “Company Certificates”) shall thereafter cease to have any rights with respect thereto, except the right to receive the Capital Stock Payment payable in respect of such Company Certificates following the surrender of such Company Certificates in accordance with the provisions of Section 3.1. Any amount of cash each Equityholder is entitled to receive for the shares of Company Capital Stock held by such Equityholder pursuant to this Section 2.6(b) shall be rounded to the nearest whole cent.

(c) Merger Sub. Each issued and outstanding share of the capital stock of Merger Sub shall be converted into and become as of the Effective Time one (1) fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation. At the Second Effective Time, each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and extinguished without any conversion thereof and each membership interest of Merger LLC issued and outstanding immediately prior to the Second Effective Time shall continue to evidence ownership of such interests of the Surviving Company.

(d) Treatment of Company Options. Each Company Option that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall fully vest and be canceled at the Effective Time in exchange for the consideration described in clause (i) below, and, following the Effective Time, the Company Options shall no longer be exercisable by the holder thereof and shall only entitle the former holder thereof to the payment of the Option Consideration. At the Effective Time, the Company Plan shall be terminated and no further Company Options shall be granted thereunder. Any Option Consideration each Optionholder is entitled to receive pursuant to this Section 2.6(b)(i) shall be rounded to the nearest whole cent.

(i) Subject to Section 2.7, Section 2.8, Article III and Article IX, each former holder of any such canceled Company Option (each, an “Optionholder”) shall be entitled to receive, without interest and subject to any applicable withholding Tax, in consideration of the cancellation of the shares of Company Common Stock subject to such Company Option (such shares, the “Option Shares”):

A. (1) an amount in cash equal to the product obtained by multiplying (I) the number of Option Shares subject to the Company Option by (II) the excess, if any, of (x) the Estimated Per Share Initial Merger Cash Consideration, less (y) the exercise price per share of Company Common Stock of such Company Option (such amount, an “Option Payment” and, in the aggregate, with all such Option Payments, the “Options Payment Amount”), plus (2) an amount in cash equal to the product obtained by multiplying (I) the number of Option Shares subject to the Company Option by (II) the Per Option Additional Payment Amount, plus

B. On or within thirty (30) days following the Holdback Release Date, (1) an amount in cash equal to the product of (1) the number of Option Shares subject to the Company Options, multiplied by (2) the Per Share Delayed Cash Consideration, plus , (2) an amount in cash equal to the product of (1) the number of Option Shares subject to the Company Options, multiplied by (2) the Per Option Delayed Payment Amount, plus

C. in each case when, if and to the extent payable hereunder, (1) an amount in cash pursuant to Section 2.8(f), equal to the product obtained by multiplying the number of Option Shares subject to the Company Option by the Per Share Initial Earnout Payment Amount, if any, plus (2) an amount in cash pursuant to Section 2.8(f), equal to the product obtained by multiplying the number of Option Shares subject to the Company Option by the Per Share Second Earnout Payment Amount, if any, plus (3) an amount in cash pursuant to Section 2.8(f), equal to the product obtained by multiplying the number of Option Shares subject to the Company Option by the Per Share Third Earnout Payment Amount, if any, plus (4) an amount in cash, equal to the product obtained by multiplying the number of Option Shares subject to the Company Option by the Per Share Excess Payment, if any; plus (5) an amount in cash, equal to the product obtained by multiplying the number of Option Shares subject to the Company Option by the Per Share Reserve Fund Release Amount with respect to any amounts released to the Equityholders from the Reserve Fund from time to time pursuant to the terms of this Agreement, if any.

D. The aggregate amount of consideration described in the foregoing clauses A, B, and C shall be referred to herein as the “Option Consideration”. Notwithstanding anything to the contrary herein, no Option Consideration shall be paid following the fifth anniversary of the Closing Date and any Option Consideration that otherwise would become payable following such anniversary pursuant to this Agreement instead shall be forfeited by the former holders of Company Options without consideration therefor and shall be paid instead to the other Equityholders based on their pro rata portion of the Fully Diluted Common Number, after excluding the Company Options from such calculation, provided, that if such portion of the Option Consideration remains subject to a substantial risk of forfeiture for purposes of Section 409A of the Code as of such fifth anniversary date, such amounts shall not be forfeited and shall be paid to the applicable former holders of Company Options as soon as reasonably practicable after such substantial risk of forfeiture lapses, but in no event later than March 15 of the year following the year in which such substantial risk of forfeiture lapses.

(ii) Prior to the Effective Time, the Company shall take any actions necessary or appropriate to effect the transactions contemplated under this Section 2.6(d) under the Company Plan and all agreements evidencing Company Options and to ensure that all Company Options shall be canceled and terminated as of the Effective Time.

Section 2.7 Post-Closing Purchase Price Adjustment.

(a) Pre-Closing Estimate. Not later than two (2) Business Days before the Closing Date, the Company shall deliver to Parent and the Equityholders Representative, the Company’s estimates, along with reasonable supporting detail thereof, of the Closing Debt (the “Estimated Closing Debt”), Unpaid Company Transaction Expenses (“Estimated Unpaid Company Transaction Expenses”), the Net Working Capital Amount (the “Estimated Net Working Capital Amount”) (including a reasonably detailed description of each component thereof) and, based upon such Estimated Net Working Capital Amount, the difference between the Estimated Net Working Capital Amount and the Targeted Net Working Capital Amount (such surplus, if applicable, the “Estimated Net Working Capital Surplus” and such deficit, if applicable, the “Estimated Net Working Capital Deficit”), such estimates to be prepared in good faith and in accordance with the policies, conventions, methodologies and procedures used by the Company in preparing its most recent unaudited Company Financial Statements to the extent consistent with GAAP. Based on such estimates and prior to Closing, the Company and Parent shall in good faith calculate and mutually agree on estimates of such amounts to be used for purposes of determining the Estimated Initial Merger Consideration for purposes of Closing.

(b) Calculation. As promptly as practicable, but in no event later than sixty (60)) days following the Closing Date, Parent shall cause the Surviving Company, to deliver to the Equityholders Representative a schedule (the “Closing Date Schedule”), along with reasonable supporting detail thereof, setting forth the Surviving Company’s calculation of the Initial Merger Consideration and setting forth in reasonable detail the Surviving Company’s calculation of Closing Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses, such calculations to be prepared in good faith and in accordance with the policies, conventions, methodologies and procedures used by the Company in preparing its most recent unaudited Company Financial Statements to the extent consistent with GAAP.

(c) Review; Disputes.

(i) From and after the delivery of the Closing Date Schedule, Parent shall cause the Surviving Company to provide the Equityholders Representative and any accountants or advisors retained by the Equityholders Representative with reasonable access (including electronic deliveries) to the books and records of the Surviving Company during normal business hours for the purposes of: (A) enabling the Equityholders Representative and its accountants and advisors to calculate, and to review the Surviving Company’s calculation of, Closing Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses; and (B) identifying any dispute related to the calculation of any of Closing Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses in the Closing Date Schedule.

(ii) If the Equityholders Representative disputes the calculation of any of Closing Debt, Closing Net Working Capital Amount, or Unpaid Company Transaction Expenses set forth in the Closing Date Schedule, then the Equityholders Representative shall deliver a written notice (a “Dispute Notice”) to Parent at any time during the 30-day period commencing upon receipt by the Equityholders Representative of the Closing Date Schedule (as prepared by the Surviving Company in accordance with the requirements of Section 2.7(b)), (the “Review Period”). The Dispute Notice shall set forth the basis and amount for each dispute of any such calculation in reasonable detail together with relating supporting documentation and calculations, as well as the alternative calculation with respect to each of the components of the Closing Date Schedule.

(iii) If the Equityholders Representative does not deliver a Dispute Notice to the Surviving Company prior to the expiration of the Review Period, Parent’s calculation of Closing Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses set forth in the Closing Date Schedule shall be deemed final and binding on Parent, the Surviving Company, the Equityholders Representative and the Equityholders for all purposes of this Agreement.

(iv) If the Equityholders Representative delivers a Dispute Notice to Parent prior to the expiration of the Review Period, then the Equityholders Representative and Parent shall negotiate in good faith to reach agreement on Closing Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses. Notwithstanding anything in this Agreement to the contrary (including in Section 10.11), if the Equityholders Representative and Parent are unable to reach agreement on Closing Debt, Closing Net Working Capital Amount, and Unpaid Company Transaction Expenses within thirty (30) days after the end of the Review Period either Party shall have the right to refer such dispute to EisnerAmper LLP, or if EisnerAmper LLP declines to serve, such other nationally or regionally recognized independent accounting firm that is mutually agreed upon in writing by Parent and the Equityholders Representative, (such firm, or any successor thereto, being referred to herein as the “Accounting Firm”) for resolution after such 30-day period, provided, that the Parties may mutually agree in writing to extend such period before the dispute is referred to the Accounting Firm. In connection with the resolution of any such dispute by the Accounting Firm: (A) each of Parent and the Equityholders Representative shall have a reasonable opportunity to meet with the Accounting Firm; (B) the Accounting Firm shall determine Closing Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses in accordance with the terms of this Agreement (and, for the avoidance of doubt, such determination shall be made strictly in accordance with the policies, conventions, methodologies and procedures used by the Company in preparing its most recent unaudited Company Financial Statements to the extent consistent with GAAP) within thirty (30) days of such referral and upon reaching such determination shall deliver a copy of its calculations (the “Determination”) to the Equityholders Representative and Parent; and (C) the Determination made by the Accounting Firm of Closing Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses shall be final and binding on Parent, the Surviving Company, the Equityholders Representative and the Equityholders for all purposes of this Section 2.7 (but not, for the avoidance of doubt, for purposes of Section 9.2(a)(vi)), absent manifest error. In calculating Closing Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses, (x) the Accounting Firm shall be limited to addressing any particular disputes referred to in the Dispute Notice and (y) each such amount shall be no greater than the higher corresponding amount calculated by the Equityholders Representative or Parent and no lower than the lower corresponding amount calculated by the Equityholders Representative or Parent. The Determination shall reflect in detail the differences, if any, between Closing Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses reflected therein and Closing Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses set forth in the Closing Date Schedule. The fees and expenses of the Accounting Firm shall be borne by Parent and the Equityholders Representative (on behalf of the Equityholders) in proportion to how close each Party’s position was to the Determination of the Accounting Firm.

(d) Payment Upon Final Determination of Adjustments.

(i) If the Estimated Initial Merger Consideration is more than the Initial Merger Consideration, as finally determined in accordance with Section 2.7(c), then the Surviving Company shall be paid not later than three (3) Business Days after such Determination from the Reserve Fund by the Equityholders Representative (the “Shortfall Payment”).

(ii) If the Initial Merger Consideration, as finally determined in accordance with Section 2.7(c), is more than the Estimated Initial Merger Consideration, then Parent shall, or shall cause the Surviving Company to, no later than three (3) Business Days after such Determination, cause to be paid the amount of such discrepancy by wire transfer of immediately available funds to the Paying Agent or Surviving Company as applicable, to be added to the Payment Fund for the benefit of, and to be distributed to, the Equityholders in accordance with Section 3.1 (the “Excess Payment”); provided, that Parent shall not be required to make any payments pursuant to this Section 2.7(d)(ii) in excess of $150,000.

Section 2.8 Delayed Merger Consideration; Contingent Merger Consideration.

(a) Payment and Distribution of Delayed Merger Consideration.

(i) Delayed Cash Merger Consideration. Subject to Section 9.3(e), on the Holdback Release Date, Parent shall pay, or cause the Surviving Company or the Paying Agent (by delivering such funds to the Paying Agent for addition to the Payment Fund) to pay, to each Equityholder in respect of its Company Capital Stock (other than Dissenting Shares) and Company Options in accordance with Section 2.6 and Article III, an amount in cash equal to the Per Share Delayed Cash Consideration. The amount of cash each Equityholder is entitled to receive pursuant to this Section 2.8 shall be rounded to the nearest whole cent.

(ii) Parent Delayed Share Merger Consideration. Subject to Section 9.3(e), on each anniversary of the Closing from the first anniversary of the Closing until the fourth anniversary of the Closing, Parent shall release from escrow to each Equityholder in respect of its Company Capital Stock (other than Dissenting Shares), a number of Parent Shares equal to the product of (x) the Per Share Delayed Share Consideration, multiplied by (y) .25.

(iii) Notwithstanding anything to the contrary contained herein, (A) in the event that an Equityholder’s service to the Company as an officer, employee, director or independent contractor of Parent or one of its Subsidiaries is terminated by (x) Parent or one of its Subsidiaries without Cause or (y) such Equityholder as a result of a Resignation for Good Reason, all of the Delayed Merger Consideration payable to such Equityholder pursuant to this Agreement shall vest in full and payment of such Delayed Merger Consideration (including the release from escrow of the Parent Delayed Share Consideration) or Aggregate Option Delayed Payment Amount shall be made to such Equityholder within five (5) days following such termination and (B) other than as set forth in the foregoing clause (A), no Equityholder shall be entitled to the release from escrow or issuance of any Parent Delayed Share Merger Consideration or payment of any Aggregate Option Delayed Payment Amount unless such Equityholder is an officer, employee, director or independent contractor of Parent or one of its Subsidiaries on the applicable anniversary of the Closing Date in respect of which such release or issuance is being made and any such Parent Delayed Share Merger Consideration or Aggregate Option Delayed Payment Amount shall be forfeited by such Equityholder without consideration therefor and shall be retained by the Parent.

(b) Payment and Distribution of Contingent Merger Consideration; Commercially Reasonable Efforts.

(i) The payment of the Contingent Merger Consideration, if any, will be made in accordance with this Section 2.8 and Article III.

(ii) Notwithstanding anything in this Agreement, none of Parent, Surviving Company or any of their respective Affiliates (A) shall be under any obligation or have any duty to act in such a manner that any of the Milestones are achieved, (B) will owe any Equityholder any fiduciary or other similar duty in respect of this Section 2.8, or (C) will have any obligation, or shall be bound by an agreement or covenant of any kind, in respect of this Section 2.8 other than an obligation to comply with the covenants and agreements expressly set forth in this Section 2.8, it being the Parties’ intention that any other covenants, agreements and/or obligations are expressly waived and disclaimed; provided, however, Parent shall not, and shall cause the Surviving Company not to, take any action with the primary and specific intention and effect of reducing the likelihood of the achievement of any Milestone. Promptly following the Closing, the Integration Committee shall discuss building and operating a cell therapy infrastructure in the Southern California area which will include the continued research and development of Company Intellectual Property and Company Products (the “SoCo Infrastructure”) in accordance with the Operational Plan as in effect from time to time. The Operational Plan shall provide for, and Parent shall make available, during the period from the date of the Closing through December 31, 2022, a budget of at least Thirty Million Dollars ($30,000,000) (the “Budget Commitment”) in the aggregate on an as-needed basis to support execution of the Operational Plan. Parent shall have the ability to modify the Operational Plan from time to time in its sole discretion after its adopted without the consent of the Integration Committee, but in no event shall the Budget Commitment be reduced.

(c) Contingent Merger Consideration.

(i) With respect to the Initial Milestone, within forty-five (45) days after the occurrence of the Initial Milestone, Parent shall pay, or cause the Surviving Company or the Paying Agent (by delivering such funds to the Paying Agent for addition to the Payment Fund) to pay, to each Equityholder in respect of its Company Capital Stock (other than Dissenting Shares) and Company Options in accordance with Section 2.6 and Article III and subject to Section 2.8(a)(iii), an amount equal to the applicable Per Share Initial Earnout Payment Amount, to be paid in the method elected by Parent in accordance with Section 2.8(f). The amount of cash each Equityholder is entitled to receive pursuant to this Section 2.8 shall be rounded to the nearest whole cent.

(ii) With respect to the Second Milestone, within forty-five (45) after the occurrence of the Second Milestone, Parent shall pay, or cause the Surviving Company or the Paying Agent (by delivering such funds to the Paying Agent for addition to the Payment Fund) to pay, to each Equityholder in respect of its Company Capital Stock (other than Dissenting Shares) and Company Options in accordance with Section 2.6 and Article III and subject to Section 2.8(a)(iii), an amount equal to the applicable Per Share Second Earnout Payment Amount, to be paid in the method elected by Parent in accordance with Section 2.8(f). The amount of cash each Equityholder is entitled to receive pursuant to this Section 2.8 shall be rounded to the nearest whole cent.

(iii) With respect to the Third Milestone, within forty-five (45) after the occurrence of the Third Milestone, Parent shall pay, or cause the Surviving Company or the Paying Agent (by delivering such funds to the Paying Agent for addition to the Payment Fund) to pay, to each Equityholder in respect of its Company Capital Stock (other than Dissenting Shares) and Company Options in accordance with Section 2.6 and Article III and subject to Section 2.8(a)(iii), an amount equal to the applicable Per Share Third Earnout Payment Amount, to be paid in the method elected by Parent in accordance with Section 2.8(f). The amount of cash each Equityholder is entitled to receive pursuant to this Section 2.8 shall be rounded to the nearest whole cent.

(d) Dissenting Shares. For the avoidance of doubt, the provisions of this Section 2.8 also shall apply to Dissenting Shares that lose their status as such, and the obligations of Parent under this Section 2.8 with respect to any Dissenting Shares shall commence on the date that such Dissenting Shares become non-Dissenting Shares, and the holder of such shares shall be entitled to receive in exchange for such shares the payments under this Section 2.8 to which such holder would otherwise have been entitled pursuant to Section 2.6 and Section 3.1 had such shares not been Dissenting Shares at the Effective Time.

(e) Non-Assignment of Rights to Delayed Merger Consideration or Contingent Merger Consideration. No Equityholder may assign, delegate or otherwise transfer any of its rights to the Delayed Merger Consideration or the Contingent Merger Consideration without the prior written consent of Parent (for clarity, such restriction shall not apply to any Parent Shares actually issued as a portion of the Delayed Merger Consideration or Contingent Merger Consideration). Any attempted or purported transfer in violation of this sentence will be null and void. Parent may assign, delegate or otherwise transfer any of its obligations to the Delayed Merger Consideration or the Contingent Merger Consideration without the prior written consent of any Equityholder as part of the sale of Parent, its assets or any line of business or group of assets that include the Business; provided such acquirer or successor in interest agrees in writing to be bound by the terms of this Agreement and assume the obligations hereunder (and to be deemed Parent for purposes hereof without relieving Parent and its obligations hereunder). The Company hereby acknowledges and agrees, and by their adoption of this Agreement, acceptance of consideration under this Agreement, and/or the delivery of the Letters of Transmittal contemplated by Section 3.1, the Equityholders acknowledge and agree, that: (i) neither the Delayed Merger Consideration nor the Contingent Merger Consideration represent any ownership or equity participation interest in the Company, Merger Sub, the Surviving Company or Parent and does not entitle any Equityholder to voting rights or rights to dividend payments, (ii) each of the Delayed Merger Consideration and the Contingent Merger Consideration is solely represented by this Agreement and is not represented by any certificate, instrument or other delivery, (iii) each of the Delayed Merger Consideration and the Contingent Merger Consideration is solely a contractual right and is not a security for purposes of any securities Laws, and confers upon the Equityholders only the rights of a general unsecured creditor under applicable Law, (iv) neither the Delayed Merger Consideration nor the Contingent Merger Consideration bears interest and (v) neither the Delayed Merger Consideration nor the Contingent Merger Consideration is redeemable.

(f) Method of Payment for Contingent Merger Consideration. Subject to the last sentence of this Section 2.8(f), Parent may choose to pay (or cause the Paying Agent to pay) the Contingent Merger Consideration in Cash or of Parent Shares or a combination of both; provided, however, amounts payable to Optionholders with respect to their Company Options shall be in cash. If Parent chooses to pay any portion of the Contingent Merger Consideration in Parent Shares, then, subject to Section 2.8(a)(iii), the aggregate number of Parent Shares to be issued to the Equityholders in respect of their Company Capital Stock with respect to the Initial Earnout Consideration, the Second Earnout Consideration or the Third Earnout Consideration, as applicable, shall be equal to the quotient of (i)(A) the amount of the Initial Earnout Consideration, the Second Earnout Consideration or the Third Earnout Consideration, as applicable, minus (B) any cash elected to be paid by Parent in respect of the applicable the Initial Earnout Consideration, the Second Earnout Consideration or the Third Earnout Consideration, as applicable, divided by (ii) the Market Value. Notwithstanding any other provision contained in this Agreement or anything else to the contrary, the Parent Shares and Cash paid on the occurrence of the Initial Milestone, the Second Milestone or the Third Milestone, as applicable, shall be adjusted, such that at each relevant payment date, the value of the aggregate number of Parent Shares received by the former holders of Company capital stock (including for this purpose, if determined by Parent in its reasonable judgment to be required for purposes of Section 368(a) of the Code, former holders of Company Convertible Notes, but excluding the former holders of Company Options) as of such date (including any Parent Shares received by them prior to such date) shall be equal to no less than the product of (x) forty percent (40%) of the aggregate consideration received by them as of such date (including any Contingent Merger Consideration, Delayed Merger Consideration and Initial Merger Consideration received by them prior to such date), valuing the Parent Shares issued at Closing (including the Parent Delayed Share Consideration, regardless of whether such Parent Shares subsequently are forfeited pursuant to Section 2.8(a)(iii), provided that a valid election under Section 83(b) of the Code is made by the recipient) as of the Closing Date, and valuing the Parent Shares issued upon achievement of the Initial Milestone, the Second Milestone and the Third Milestone at the Market Value as of the time of the applicable payment.

Section 2.9 Parent Shares.

(a) The Parent Shares issued pursuant to the terms of this Agreement will be issued in a transaction exempt from registration under the Securities Act by reason of Section 4(a)(2) thereof and/or Regulation D promulgated under the Securities Act and may not be re-offered or resold other than in conformity with the registration requirements of the Securities Act and such other applicable rules and regulations or pursuant to an exemption therefrom. Until the resale by the Equityholders of their Parent Shares has become registered (including pursuant to the Registration Statement) under the Securities Act, or otherwise transferable pursuant to an exemption from such registration otherwise required thereunder, the Parent Shares issued to the Equityholders shall be characterized as “restricted securities” under the Securities Act and, if certificated, shall bear the following legend (or if held in book entry form, will be noted with a similar restriction):

“THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY, AND THE RESALE OF SUCH SHARES HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE RESOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION WITHOUT AN EXEMPTION UNDER THE SECURITIES ACT.”

Parent agrees to cooperate in a timely manner with the Equityholders holding Registrable Securities to remove any restrictive legends or similar transfer instructions from the Registrable Securities upon the registration of the Registrable Securities or in the event that the Registrable Securities are otherwise transferable pursuant to an exemption from registration otherwise required thereunder.

(b) Each Equityholder that will receive Parent Shares in connection with the transactions contemplated hereby shall be required to enter into a Joinder to Parent Voting Agreement and Right of First Refusal and Co-Sale Agreement in substantially the form attached hereto as Exhibit F as a condition to receiving such Parent Shares. Each Equityholder acknowledges and agrees that, upon execution and delivery of the Right of First Refusal and Co-Sale Agreement and the Voting Agreement, the Parent Shares held by such Equityholder shall be subject to the right of first refusal and co-sale and lockup provisions contained in Section 2 and 5, respectively, of the Right of First Refusal and Co-Sale Agreement, as well as the “drag-along” provisions of Section 3 of the Voting Agreement.

(c) In the event that at the time of payment of any Contingent Merger Consideration (if the Parent elects to make such payment through the issuance of Parent Shares) or Delayed Merger Consideration, the Initial Milestone has been met, then as promptly as reasonably practicable following the issuance of such Registrable Securities, Parent shall file with the SEC, and use its commercially reasonable efforts to cause to be declared effective as soon as reasonable practicable after filing (in the case of clause (1) below), either (1) a Registration Statement (or a post-effective amendment to a Registration Statement) covering the resale on a continuous basis of such Registrable Securities held by all holders that have adequately and timely provided Parent with all selling shareholder information required under the Securities Act and the rules and regulations promulgated thereunder to be included in such Registration Statement or (2) in the event Parent determines that it may register the resale of such Registrable Securities under an existing Registration Statement without an amendment thereto, a prospectus supplement (a “Prospectus Supplement”) under such Registration Statement covering the resale on a continuous basis of the Additional Registrable Securities held by all holders that have adequately and timely provided Parent with all selling shareholder information required under the Securities Act and the rules and regulations promulgated thereunder to be included in the Prospectus Supplement.

(d) Parent shall use its commercially reasonable efforts to (i) prepare and file with the SEC such amendments and supplements to any Registration Statement filed pursuant to Section 2.9(c) as may be necessary to keep the Registration Statement effective until such time that all Registrable Securities covered by the Registration Statement cease to constitute Registrable Securities hereunder (the “Effectiveness Period”), provided, however, that in no event shall the Effectiveness Period last longer than three (3) years from the date of the original effectiveness of the Registration Statement; (ii) after the Initial Milestone has occurred, make and keep available adequate current public information, as those terms are defined in Rule 144; (iii) after the Initial Milestone has occurred, use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of Parent under the Securities Act and Exchange Act; and (iv) cause all such reports and other documents required to be filed by Parent under the Securities Act and Exchange Act (other than the information supplied (or to be supplied) by or on behalf of any of the Holders of Registrable Securities for inclusion or incorporation by reference in the applicable Registration Statement or Prospectus) at the time of sale of any Registrable Securities not to contain any untrue statement of material fact or omit to state a material fact required to be stated therein necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(e) As a condition to its obligations under this Section 2.9, Parent may require each Holder of Registrable Securities as to which any registration is being effected pursuant to Section 2.9(c) to (i) furnish Parent with such information regarding such Person that is necessary to satisfy the disclosure requirements relating to the registration and the distribution of such securities under the Securities Act and the rules and regulations promulgated thereunder as Parent may from time to time reasonably request in writing; (ii) execute and deliver a Lock Up Agreement if such Registration Statement is filed in connection with the initial Public Offering or within the 180 day period after the initial Public Offering (provided, however, that the terms of this Section 2.9, including the obligation to execute and deliver a Lock Up Agreement pursuant to this clause (ii), shall not substitute for, replace or otherwise limit the obligations of a Holder of Registrable Securities to abide by and execute further agreements pursuant to Section 5.1 of the Right of First Refusal and Co-Sale Agreement), and (iii) promptly notify Parent in writing of any changes in the information set forth in the applicable Registration Statement after it is prepared regarding the Holder of Registrable Securities. None of the information supplied (or to be supplied) by or on behalf of any of the Holders of Registrable Securities for inclusion or incorporation by reference in the Registration Statement or Prospectus will, at the time the Registration Statement is declared effective under the Securities Act (or with respect to any post-effective amendments or supplements thereto, at the time such post-effective amendments or supplements become effective under the Securities Act), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. For the purposes of this Section 2.9, a “Holder of Registrable Securities” refers solely to a holder of Registrable Securities issued hereunder.

(f) Parent may, by two (2) days prior written notice to all the Holders of Registrable Securities (each, a “Blackout Notice”), (i) delay the filing of any Registration Statement or a request for acceleration of the effective date for a period not to exceed thirty (30) days, which delay cannot occur more than two times in any one year period, provided¸ however, that Parent shall not be obligated to file or effect, or to take any action to file or effect, any Registration Statement during the period that is 180 days after the initial Public Offering or (ii) suspend any Registration Statement after effectiveness and require that the Holders of Registrable Securities immediately cease sales of shares pursuant to any

Registration Statement in the event that (A) Parent is engaged in any activity or transaction or preparations or negotiations for any activity or transaction that Parent desires to keep confidential for business reasons, if Parent determines in good faith that the public disclosure requirements imposed on Parent under the Securities Act in connection with such Registration Statement would require at that time disclosure of such activity, transaction, preparations or negotiations and such disclosure could result in imminent and material harm to Parent or (B) any other event occurs that makes any statement of a material fact made in such Registration Statement, including any document incorporated by reference therein, untrue or that requires the making of any additions or changes in such Registration Statement in order to make the statements therein not misleading. If Parent suspends any Registration Statement and requires the Holders of Registrable Securities to cease sales of shares pursuant to this Section 2.9(f), Parent shall, as promptly as reasonably practicable following the termination of the circumstance which entitled Parent to do so, take such actions as may be reasonably necessary to file or reinstate the effectiveness of such Registration Statement and give written notice to all Holders of Registrable Securities authorizing them to resume sales pursuant to such Registration Statement. If as a result thereof the Prospectus included in any Registration Statement has been amended to comply with the requirements of the Securities Act, Parent shall enclose such revised Prospectus with the notice to Holders of Registrable Securities given pursuant to this Section 2.9(f), and the Holders of Registrable Securities shall make no offers or sales of shares pursuant to such Registration Statement other than by means of such revised Prospectus. Parent need not specify the nature of the event giving rise to any delay or suspension in any notice to Holders of Registrable Securities and such Holders of Registrable Securities agree to treat and keep the existence of such delay or suspension, as the case may be, confidential.

(g) Following the initial Public Offering, Parent shall use commercially reasonable efforts to obtain approval for the listing of all Parent Shares issued as part of any Contingent Merger Consideration hereunder on the applicable stock exchange where Parent Shares primarily trade as promptly as reasonably practicable in connection with the issuance thereof.

(h) Parent shall pay all fees and expenses in connection with compliance with its obligations under this Section 2.9, including all fees and expenses in connection with the filing of any Registration Statement or Prospectus Supplement, the registering of the Registrable Securities, fees and expenses of compliance with securities or “blue sky” Laws, transfer agent fees, the maintenance of the effectiveness of the Registration Statement, and the listing of the Parent Shares, including all registration, filing, qualification, printing, accounting and other fees and expenses; for the avoidance of doubt, Parent shall not be responsible for any underwriting discounts and selling commissions due in connection with the sale of Registrable Securities by any Holder or for any legal fees and expenses of legal counsel or advisors for any Holder.

ARTICLE III

EXCHANGE OF COMPANY CERTIFICATES

Section 3.1 Exchange of Company Certificates.

(a) Payment.

(i) Prior to the Effective Time, Parent shall appoint Acquiom Financial LLC, a Colorado limited liability company, or another bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Paying Agent”) for the purpose of exchanging the Merger Consideration to be paid pursuant to Article II to holders of Company Capital Stock and Non-Employee Options.

(ii) At or promptly following the Effective Time, Parent shall deposit or shall cause to be deposited with the Paying Agent: by wire transfer of immediately available funds, for the benefit of the holders of shares of Company Capital Stock (other than Dissenting Shares) and Non-Employee Options, in each case entitled to receive the portion of the Merger Consideration payable pursuant to Section 2.6, (x) the Estimated Initial Merger Consideration, less (y) the Employee Options Payment Amount (as defined below) (such cash, the “Payment Fund”); provided, however, that Parent shall promptly thereafter deposit with the Paying Agent by wire transfer of immediately available funds any amounts by which the Payment Fund increases due to any Dissenting Shares becoming non-Dissenting Shares in accordance with Section 3.2, for the benefit of the holders thereof. Parent may increase the amount of the Payment Fund from time to time by the amount of (A) any Excess Payment, (B) any Delayed Merger Consideration or Contingent Merger Consideration payable to the Equityholders pursuant to Section 2.8, or (C) any other amounts to be paid by or on behalf of Parent hereunder, in each case to the extent that the Paying Agent shall be utilized to facilitate payment of such amounts to the Equityholders, in which case Parent shall direct the Paying Agent to distribute such amounts to the Equityholders in accordance with this Agreement as promptly as practicable following the deposit of such amounts with the Paying Agent.

(iii) At or promptly following the Effective Time, with respect to holders of Employee Options, Parent shall pay to the Surviving Company by means of a wire transfer of immediately available funds the portion of the Options Payment Amount to be paid in respect of the Employee Option (the “Employee Options Payment Amount”), which amount Parent shall then cause to be paid to such holder of Employee Options by the Surviving Company through its payroll system at or as soon as reasonably practicable following the Closing, subject to any applicable withholding Taxes; provided, however, that each such holder of Employee Options first delivers an executed consent agreement (the “Option Cancellation Agreement”) to the Surviving Company in the form attached as Exhibit G, provided, further, that notwithstanding anything to the contrary contained herein, the Equityholders shall have no liability under Section 9.2(a) for any Damages resulting from or relating to a Company Employee Optionholder’s refusal to execute and deliver an Option Cancellation Agreement.

(b) Exchange Procedures.

(i) On the Closing Date, Parent shall mail, or shall cause the Paying Agent to mail, to each Equityholder entitled to receive a portion of the Initial Merger Consideration pursuant to Section 2.6 (other than holders of Employee Options with respect to such Employee Options) (x) a Letter of Transmittal in the form attached as Exhibit H (a “Letter of Transmittal”) and, and in the case of any Company Stockholder, an Accredited Investor Questionnaire, and (y) instructions for effecting the surrender or cancellation of each Company Certificate or Non-Employee Option in exchange for the amount to be paid to such Equityholder pursuant to Section 2.6 in respect of such Company Certificate or Non-Employee Option. For purposes of this Agreement, “Letter of Transmittal” shall be deemed to include all such other documents as may be required to be delivered by an Equityholder pursuant to the instructions thereto, including a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, as applicable.

(ii) Following the Closing:

A. (1) each holder of Company Capital Stock (other than holders of Dissenting Shares) may deliver to the Paying Agent for cancellation such Equityholder’s Company Certificates, together with an executed and completed Letter of Transmittal covering the shares of Company Capital Stock represented by such Company Certificates, and a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, as applicable, in which case (2) subject to the other provisions of this Article III, Parent shall cause the Paying Agent to deliver, in the manner designated in the applicable Letters of Transmittal, the portion of the Merger Consideration then payable in respect of such shares of Company Capital Stock pursuant to Section 2.6; and

B. (1) each holder of Non-Employee Options may deliver to the Paying Agent an executed and completed (x) Letter of Transmittal and (y) Option Cancellation Agreement, in each case covering such holder’s Non-Employee Options and a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, as applicable, (together, the “Optionholder Deliverables”), in which case (2) subject to the other provisions of this Article III, Parent shall cause the Paying Agent to deliver, in the manner designated in the applicable Letters of Transmittal, the portion of the Merger Consideration then payable in respect of such Non-Employee Options pursuant to Section 2.6.

(iii) To the extent that any Equityholder has not delivered to the Paying Agent an executed and completed Letter of Transmittal, together with Company Certificates (in the case of Company Capital Stock), executed and completed Optionholder Deliverables (in the case of Company Options), covering all of the shares of Company Capital Stock or Company Options, as applicable, held by such Equityholder as of the Closing in accordance with Section 3.1(a)(i), then, upon surrender of (x) in the case of a holder of Company Capital Stock, Company Certificates for cancellation and a completed and executed Letter of Transmittal covering the shares of Company Capital Stock represented by such Company Certificates, and (y) in the case of an Optionholder, completed and executed Optionholder Deliverables, in each case to Parent or the Paying Agent, the Company Certificates and Company Options so surrendered shall forthwith be canceled, and the holder of such Company Certificates or Company Options, as applicable, shall be entitled to receive in exchange therefor, and Parent shall deliver or cause the Surviving Company or the Paying Agent to deliver, subject to the other provisions of this Article III and in the manner designated in the applicable Letters of Transmittal, the portion of the Merger Consideration (in either, or both, Parent Shares or cash) then payable in respect of such shares of Company Capital Stock formerly represented by such Company Certificate (and the Company Certificates so surrendered shall forthwith be canceled) or Company Options. Following the Paying Agent’s receipt of (A) an Excess Payment, (B) any Delayed Merger Consideration, (C) any Contingent Merger Consideration, or (D) any other amounts to be paid by the Paying Agent to the Equityholders on behalf of Parent, Parent will in each case cause the Paying Agent to promptly pay to each Equityholder (other than with respect to Dissenting Shares) such consideration payable to each Equityholder pursuant to this Agreement, provided, further, that if any such amount is payable prior to receipt of surrendered Company Certificates (and a completed and executed Letter of Transmittal), or executed and completed Optionholder Deliverables, as the case may be, then payment of the portion thereof applicable to such unsurrendered Company Certificates or Company Options, as the case may be, shall be made upon, and as promptly as practicable following, surrender and delivery thereof (together with the other applicable deliverables described in this proviso) in accordance with this Agreement. Until so surrendered as contemplated by this Section 3.1, each outstanding Company Certificate shall, subject to Section 3.2, be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive upon such surrender the Capital Stock Payment payable in respect of such Company Certificate as set forth in Section 2.6. No interest will be paid or accrued on any Capital Stock Payment or Option Consideration, except as otherwise expressly provided herein. In the event of a transfer of ownership of shares of Company Capital Stock that is not registered in the transfer records of the Company, the Capital Stock Payment payable in respect of such shares of Company Capital Stock may be issued to a transferee if the Company Certificate representing such shares of Company Capital Stock is properly endorsed and presented to the Paying Agent, accompanied by any documents reasonably required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid.

(c) Lost, Stolen or Destroyed Company Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon (i) the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and (ii) the execution and delivery to the Paying Agent or Parent by such Person of an indemnity agreement in form and substance reasonably acceptable to the Paying Agent or Parent, as applicable, and, if requested by the Paying Agent or Parent, the posting of a bond as indemnity against any claim that may be made against the Paying Agent or Parent with respect to such Company Certificate, Parent shall, subject to Section 3.1(a) and Section 3.1(b), issue or cause the Paying Agent to issue, in exchange for such lost, stolen or destroyed Company Certificate, the amount of cash or Parent Stock, without interest, that such Person would have been entitled to receive pursuant to Section 2.6 had such Person surrendered such lost, stolen or destroyed Company Certificate to the Surviving Company or the Paying Agent in accordance with Section 3.1(a) and Section 3.1(b) (and, for the avoidance of doubt, such Person shall have the right to receive the applicable portions of the amounts set forth in clauses (A) through (C) of Section 3.1(b)(iii) above).

(d) No Liability. Notwithstanding anything to the contrary in this Section 3.1, neither the Company, Merger Sub, Merger LLC, Parent, the Surviving Company nor the Surviving Corporation shall be liable to any Person for any amount properly paid to a public official pursuant to any abandoned property, escheat or similar Law.

(e) Withholding. Each of Parent, the Surviving Corporation, the Surviving Company and their respective Affiliates and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock or Company Options such amounts as any of Parent, the Surviving Corporation, the Surviving Company and their respective Affiliates and the Paying Agent is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation, the Surviving Company or their respective Affiliates or the Paying Agent and timely paid over to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

(f) No Fractional Shares. No fractional Parent Shares shall be issued in exchange for shares of Company Capital Stock. Each holder of shares of Company Capital Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Share (after taking into account all Company Certificates delivered by such holder and the aggregate number of shares of Company Capital Stock represented thereby) shall receive, in lieu thereof, Cash (without interest and subject to applicable Tax withholding) in an amount equal to such fractional part of a Parent Share multiplied by the Market Value thereof.

Section 3.2 Dissenting Shares.

(a) Notwithstanding anything to the contrary contained in this Agreement, to the extent that (i) the provisions of Chapter 13 of the California General Corporation Law (the “CGCL”) are or prior to the Effective Time may become applicable to the First-Step by reason of Section 2115 of the CGCL, or (ii) the provisions of Section 262 of the DGCL are or prior to the Effective Time may become applicable to the First-Step, then any share of Company Capital Stock that, as of the Effective Time, is or may become a “dissenting share” within the meaning of Section 1300(b) of the CGCL or may carry appraisal rights under Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the applicable Merger Consideration, and the holder or holders of such share shall be entitled only to such rights as may be granted to such holder or holders in Chapter 13 of the CGCL or Section 262 of the DGCL; provided, however, that if the status of any such share as a “dissenting share” or share carrying appraisal rights shall not be perfected or shall be withdrawn, or if any such share shall lose its status as a “dissenting share” or share carrying appraisal rights, then, as of the later of the Effective Time or the time of the failure to perfect such status or the loss of such status, such share shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate representing such share) the applicable Merger Consideration in accordance with Section 2.6.

(b) The Company shall give Parent (i) prompt notice (within one calendar day of receipt) of any written demand received by the Company prior to the Effective Time to require the Company to purchase shares of Company Capital Stock pursuant to Chapter 13 of the CGCL or Section 262 of the DGCL and of any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the CGCL or the DGCL, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

Section 3.3 Reserve Fund. At the Closing, Parent shall deliver the Reserve Fund to an account designated by the Equityholders Representative, in his capacity as such, for the payment of expenses incurred by the Equityholders Representative in performing his duties pursuant to this Agreement in accordance with Section 10.1. The release to the Equityholders (other than with respect to Dissenting Shares) of any remaining portion of the Reserve Fund shall be made in accordance with Section 10.1.

Section 3.4 No Further Ownership Rights in Shares of Company Capital Stock; Closing of Company Transfer Books. At and after the Effective Time, each holder of Company Capital Stock shall cease to have any rights as a stockholder of the Company, except for, in the case of a holder of Company Capital Stock (other than shares to be canceled pursuant to Section 2.6(a) or Dissenting Shares), the right to surrender his, her or its Company Certificate in exchange for the Capital Stock Payment or, in the case of a holder of Dissenting Shares, to perfect his, her or its right to receive payment for his or her shares of Company Capital Stock pursuant to the DGCL, and no transfer of shares of Company Capital Stock shall be made on the stock transfer books of the Surviving Corporation. At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of shares of Company Capital Stock shall thereafter be made. If, after the Effective Time, Company Certificates are presented to Parent, the Surviving Corporation, the Surviving Company or the Paying Agent, they shall be canceled and exchanged as provided for in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Contemporaneously with the execution and delivery of this Agreement by the Company to Parent, Merger Sub and Merger LLC, the Company shall deliver to Parent, Merger Sub and Merger LLC a confidential disclosure schedule (the “Company Disclosure Schedule”). Subject to the exceptions and qualifications set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent, Merger Sub and Merger LLC, as of the date hereof and as of the Closing Date, as follows:

Section 4.1 Corporate Status. The Company (a) is duly organized, validly existing and in good standing under the Laws of the state of Delaware, (b) has all requisite power and authority to carry on its Business and (c) is duly qualified to do business and is in good standing in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets and the conduct of its Business requires it to be so qualified, licensed or authorized, except, in the cases (b) and (c) for those jurisdictions where the failure to be so qualified, licensed or authorized would not reasonably be expected to have a Material Adverse Effect. True and complete copies of (a) the Organizational Documents of the Company, each as amended and in effect as of the date of this Agreement, (b) the stock records of the Company and (c) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of the Company, the Company Board of Directors and all committees thereof have been made available to Parent. There has not been any violation of any of the provisions of the Organizational Documents of the Company and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the stockholders of the Company, the Company Board of Directors or any committees thereof. The Company is subject to Section 2115 of the CGCL.

Section 4.2 Authority and Enforceability.

(a) The Company has all necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly authorized by the board of directors of the Company (the “Company Board of Directors”), and no other corporate action on the part of the Company is necessary to authorize the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation by the Company of the transactions contemplated by this Agreement, other than the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by the other Parties to this Agreement) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by or subject to (a) bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or (b) the effect of rules of Law and general principles of equity, including those governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law) (the “Enforceability Exceptions”).

(b) At a meeting duly called and held or by written consent in lieu thereof, the Company Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of the Company’s stockholders, (ii) unanimously approved and adopted this Agreement and the transactions contemplated hereby and (iii) unanimously resolved (subject to Section 6.4) to recommend adoption of this Agreement and approval of the First-Step and the other transactions contemplated hereby by the Company’s stockholders (such recommendation, the “Company Board Recommendation”).

Section 4.3 No Conflict; Government Authorizations.

(a) The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the Ancillary Documents to which the Company is or will be a party, and the consummation by the Company of the transactions contemplated by this Agreement or the Ancillary Documents to which the Company is or will be a party, does not and will not (i) conflict with, or result in any violation of the Company’s Organizational Documents; (ii) subject to the matters described in Section 4.3(b), conflict with or result in a violation of any material Permit or Law applicable to the Company or its assets; or (iii) except as set forth on Section 4.3(a) of the Company Disclosure Schedule, result in a material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give rise to any rights of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Encumbrance (not including Permitted Encumbrances) upon any of the rights or assets of the Company pursuant to any Company Material Contract of the Company.

(b) Except as set forth on Section 4.3(b) of the Company Disclosure Schedule, no consent of, or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by the Company in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents to which the Company is or will be a party or the consummation of the transactions contemplated hereby or thereby, other than the filing of the First-Step Certificate of Merger or other documents with the Secretary of State of the State of Delaware.

Section 4.4 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 6,250,000 shares of Company Common Stock, of which 5,000,000 shares are issued and outstanding. All issued and outstanding shares of Company Capital Stock have been, and all shares of Company Capital Stock that may be issued pursuant to the Company Plan will, when issued, be, duly authorized, validly issued, fully paid, and are nonassessable and free and clear of any and all Encumbrances and free and clear of any covenant, condition, restriction, voting trust arrangement or adverse claim of any kind and have been issued in compliance with all applicable federal and state securities Laws. Except as set forth on Section 4.4(a) of the Company Disclosure Schedule, there are no outstanding options, convertible notes or other rights to acquire Company Capital Stock, other than (x) Company Options representing in the aggregate the right to purchase 363,500 shares of Company Common Stock under the Company Plan and (y) the Company Convertible Notes in the aggregate principal amount of Three Million Fifty Thousand Dollars ($3,050,000). No shares of the Company Capital Stock (1) are subject to preemptive rights or rights of first refusal or (2) were issued in violation of any preemptive, subscription or other similar rights under any provision of applicable Law, the Company’s Organizational Documents or any Contract of the Company.

(b) Section 4.4(b) of the Company Disclosure Schedule (the “Capitalization Table”) sets forth a complete and accurate list of the holders of capital stock of the Company, showing the number of shares of capital stock held by each stockholder. Section 4.4(b) of the Company Disclosure Schedule also indicates all outstanding shares of Company Stock that constitute restricted stock or that are otherwise subject to a repurchase or redemption right, indicating the name of the applicable stockholder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by the Company. Section 4.4(b) of the Company Disclosure Schedule sets forth for each outstanding Company Option as of the date hereof, the name of the holder of such Company Option, an indication of whether such holder is an employee of or consultant to the Company, the date of grant of such Company Option, the number or amount of securities as to which such Company Option is exercisable, the vesting schedule of such Company Option and the exercise price of such Company Option. No Company Option (i) has an exercise price that is or was less than the fair market value of a share of Company Common Stock as of the date such Company Option was granted as determined in a manner not inconsistent with Section 409A of the Code, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Option (all within the meaning of Section 409A of the Code and the Treasury Regulations thereunder), or (iii) has been granted with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of Section 409A of the Code and the Treasury Regulations thereunder).

(c) Section 4.4(c) of the Company Disclosure Schedule sets forth for each outstanding Convertible Notes, the name of the holder of such Convertible Notes, whether the holder of such Convertible Notes is a United States person within the meaning of Section 7701(a)(30) of the Code and, if not, the Tax jurisdiction of such holder, the issue date of such Convertible Note and the aggregate principal amount outstanding of each Convertible Note . True and correct copies of each Convertible Notes have been made available to Parent.

(d) The Company does not own, directly or indirectly, any equity or other similar interest, or any right (contingent or otherwise) to acquire any such interest, in any other Person or in any joint venture.

(e) Except as otherwise set forth in this Section 4.4, there are no securities, options, convertible notes, restricted stock, stock appreciation rights, restricted stock units, phantom stock, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities or securities convertible into, or linked to or exchangeable for equity interests or voting securities of the Company or any of its Subsidiaries or obligating the Company to issue, grant, extend or enter into any such security, option, convertible note, call, right, commitment, agreement, arrangement or undertaking. Except as set forth in the Company’s Organizational Documents there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company. There are no bonds, debentures, notes or other Debt of the Company having the right to vote (or, except for the Convertible Notes, convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company’s voting securities or interests may vote. Each holder of Company Common Stock is an “accredited investor” as such term is defined in Rule 501(a) of the Securities Act.

Section 4.5 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to Parent copies of (a) the unaudited consolidated financial statements of the Company (including the balance sheet and the related statements of operations, stockholders’ deficit and cash flows) as of and for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 and (b) the unaudited consolidated financial statements of the Company as of and for the ten (10) months ended October 31, 2020 (collectively, the “Company Financial Statements”). The Company Financial Statements (x) (including in each case, the notes thereto, if any) present fairly, in all material respects, the combined financial position and results of operations and cash flows of the Company as of the dates thereof and for the periods covered thereby, and (y) have been prepared in accordance with GAAP, consistently applied, subject, in the case of the unaudited Company Financial Statements, to normal year-end adjustments (none of which individually or in the aggregate will be material in amount) and the absence of footnotes. The Company Financial Statements have been prepared from books and records maintained by the Company.

(b) The books of account and other financial records of the Company have been kept accurately in the ordinary course of business consistent with applicable Laws, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company have been properly recorded therein in all material respects. The Company has established and maintains a system of internal accounting controls that are customary for companies at this stage of development as the Company and are sufficient to ensure (i) the reliability of the Company Financial Statements, (ii) that transactions, receipts and expenditures are executed with appropriate authorization of management, and (ii) that prevent or timely detect unauthorized acquisition, use or disposition of the assets of the Company. Since December 31, 2019, there has been no material change in any accounting controls, policies, principles, methods or practices, including any change with respect to reserves (whether for bad Debts, contingent liabilities or otherwise), of the Company.

(c) The Company does not have any Liabilities except for (i) Liabilities which are adequately reflected or provided for on or disclosed on the face of the most recent balance sheet included in the Company Financial Statements or disclosed in the notes thereto, (ii) current Liabilities incurred in the ordinary course of business since the date of the unaudited balance sheet included in the Company Financial Statements, (iii) obligations to be performed under the executory portion of any Contracts (other than obligations due to breaches or non-performance under such Contracts), or (iv) Liabilities incurred under this Agreement or in connection with the transactions contemplated hereby.

Section 4.6 Absence of Certain Changes. Except as contemplated by this Agreement, between December 31, 2019 and the date of this Agreement, there has not been, occurred or arisen:

(a) except as set forth on Section 4.6(a) of the Company Disclosure Schedule , any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, any Material Adverse Effect; or

(b) except as set forth on Section 4.6(b) of the Company Disclosure Schedule, any action, change or event that would have been a violation of Section 6.1 if taken or occurring after the date hereof.

Section 4.7 Taxes.

(a) The Company has timely filed with the appropriate Governmental Authority all income and other material Tax Returns required to be filed by it (taking into account all applicable valid extensions) and all such Tax Returns were complete and accurate in all material respects. All Taxes payable by the Company (whether or not shown as payable on any Tax Return) have been paid, and there are no Encumbrances with respect to Taxes upon any of the assets or properties of the Company, other than Permitted Encumbrances. The Company has made available to Parent accurate and complete copies of all income, franchise, sales, use, VAT and other material Tax Returns filed by, on behalf of, or with respect to, the Company and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against the Company. No power of attorney has been granted with respect to any matter related to Taxes of the Company that on the Closing Date will be in effect.

(b) The unpaid Taxes of the Company (i) did not, as of date of the Company Financial Statements, exceed the amount of any reserves or accruals specifically identified for Tax liability (not including any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Company Financial Statements, and (ii) do not exceed the amount of those reserves or accruals as adjusted for the passage of time through the Closing Date in accordance with applicable Law and the past custom and practice of the Company in filing the Tax Returns. The Company has not incurred any liability for Taxes since the Company Financial Statements outside of the ordinary course of business.

(c) The Company has withheld or collected all Taxes required to have been withheld or collected in connection with any amounts paid or owing to any employee, independent contractor, customer, creditor, stockholder or other third party and timely paid over any such Taxes and other amounts to the appropriate Governmental Authority in accordance with applicable Law.

(d) There are no Tax Proceedings in progress or pending, or, to the Company’s Knowledge, any threatened or contemplated Tax Proceedings by any Governmental Authority and there are no matters relating to Taxes under discussion between any Governmental Authority and the Company.

(e) The Company has never received from any Governmental Authority any written: (i) notice indicating an intent to open an audit or other review with respect to any Tax or any Company Tax Return; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed Tax adjustment. The Company has not agreed to any waiver or extension of the statutory period of limitations with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such waiver or extension. No written claim has ever been made by a Governmental Authority in a jurisdiction where the Company does not pay Taxes or file Tax Returns asserting that the Company is or may be subject to Taxes assessed by such jurisdiction.

(f) The Company is not party to, is not bound by, and has no obligation under, any Tax sharing, Tax allocation or Tax indemnity agreement or similar Contract or arrangement, except for customary gross-up or indemnification provisions in credit agreements, derivatives, leases or similar commercial agreements entered into in the ordinary course of business.

(g) The Company does not have any Liability for the Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), (ii) as a transferee or successor, or (iii) by Contract, except for customary provisions in credit agreements, derivatives, leases or similar commercial agreements entered into in the ordinary course of business the primary purpose of which is not Taxes. The Company has not been a member of any group of corporations filing Tax Returns on a combined, consolidated, unitary or similar basis (other than with respect to a combined, consolidated, unitary group for Tax purposes for which the common parent was the Company).

(h) The Company has not participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(i) The Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(j) The Company will not be required to include any income or gain or exclude any deduction or loss from taxable income for any Tax period or portion thereof ending after the Closing as a result of (A) any adjustment under Section 481 of the Code (or any corresponding provision of state, local or non-U.S. Tax law) by reason of a change in a method of accounting or use of an improper method of accounting for a taxable period that ends on or prior to the Closing Date, (B) any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law) entered into on or prior to the Closing Date, (C) any intercompany transaction (including any intercompany transaction subject to Section 367 or 482 of the Code) or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) with respect to a transaction occurring before the Closing, (D) any installment sale or open transaction disposition made on or prior to the Closing Date, (E) any deferred revenue or prepaid amount received on or prior to the Closing Date, or (F) forgiveness of a covered loan under Section 7(a)(36) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act entered into on or prior to the Closing Date. The Company has not made an election under Section 965(h) or Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law). The Company uses the accrual method of accounting for income Tax purposes.

(k) The Company has not been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the two years prior to the date of this Agreement.

(l) Each Company Benefit Plan and other Contract that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No compensation has been or would reasonably be expected to be includable in the gross income of any Service Provider of the Company or any of its Subsidiaries as a result of the operation of Section 409A of the Code. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) could result in any “parachute payment” under Section 280G of the Code (or any corresponding provision of state, local, or non-U.S. Tax Law) that is subject to deduction limitations or excise Taxes as a result of the operation of Section 280G of the Code (or any corresponding provision of state, local, or non-U.S. Tax Law).

(m) No compensation has been or would reasonably be expected to be includable in the gross income of any Service Provider of the Company or any of its Subsidiaries as a result of the operation of Section 409A of the Code. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will result in any “parachute payment” under Section 280G of the Code (or any corresponding provision of state, local, or non-U.S. Tax Law) that is subject to deduction limitations or excise taxes as a result of the operation of Section 280G of the Code (or any corresponding provision of state, local, or non-U.S. Tax Law).

(n) The Company is and always has been a domestic corporation taxable under subchapter C of the Code for U.S. federal income Tax purposes. The Company has never had any direct or indirect ownership interest in any trust, corporation, partnership, limited liability company, joint venture or other business entity for U.S. federal income Tax purposes. The Company is not, and has never been, a party to any joint venture, partnership or other arrangement or Contract that would be treated as a partnership for U.S. federal income Tax purposes.

(o) The Company has made available to Parent all documentation relating to all Tax exemptions, Tax holidays, Tax concessions or other Tax reduction agreements or arrangements (“Tax Incentives”) applicable to the Company. The Company is in compliance with the requirements for any such Tax Incentive and none of the Tax Incentives are expected to be jeopardized or altered by, or could be subject to clawback or recapture as a result of (i) the transactions contemplated by this Agreement, or (ii) a failure by the Company to satisfy one or more requirements on which such Tax Incentive is, or was, conditioned.

(p) The Company has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could reasonably be expected to result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or non-U.S. Law). The Company has not (i) consummated or participated in any transaction which was or is a “tax shelter” transaction, as defined in Section 6662 or Section 6111 of the Code or the United States Treasury Regulations promulgated thereunder, or (ii) participated in any “reportable transaction” as defined in Section 6707A(c) of the Code or the Treasury Regulations promulgated thereunder or, in each case, under comparable provisions of other applicable Law.

(q) The Company has in its possession official foreign government receipts for any Taxes paid by it, or paid on its behalf, to any foreign Governmental Authority for which receipts have been provided. The Company does not have, and has never had, a permanent establishment (as defined in any applicable Tax treaty or convention), or otherwise is or has been subject to Tax, in any country other than the country in which it is organized.

(r) No Tax ruling, clearance or consent has been issued to the Company, and the Company has not applied for any Tax ruling, clearance or consent.

(s) All transactions and agreements entered into between the Company and any related parties have been made on arm’s length terms in material compliance with the Code and the United States Treasury Regulations thereunder, including Section 482 and United States Treasury Regulations Section 1.6662-6, and any comparable provisions of any state, local or non-U.S. Laws, including the execution and maintenance of contemporaneous documentation to the extent required by such Laws.

(t) None of the shares of Company Capital Stock, Company Warrants or Company Options is a “covered security” within the meaning of Section 6045(g) of the Code, nor are there any shares of Company Capital Stock that were issued in connection with the performance of services and subject to vesting for which no valid and timely election was filed pursuant to Section 83(b) of the Code. The Company has delivered to Parent correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate Internal Revenue Service center with respect to any shares of Company Capital Stock or other property that was initially subject to a vesting arrangement issued by the Company to any of its employees, non-employee directors, consultants or other service providers.

(u) The Company has collected, remitted and reported to the appropriate taxing authority all sales, use, value added, excise and similar Taxes required to be so collected, remitted or reported pursuant to all applicable Tax laws. The Company has complied in all material respects with all applicable Laws relating to record retention (including to the extent necessary to claim any exemption from Tax collection and maintaining adequate and current resale certificates to support any such claimed exemption).

(v) Except as set forth on Section 4.7(v) of the Company Disclosure Schedule, the Company has (i) not deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) properly complied with and duly accounted for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law 116-127) and Section 2301 of the CARES Act, and (iii) not sought, and do not intend to seek, a covered loan under Section 7(a)(36) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

Section 4.8 Legal Proceedings; Governmental Orders. There are and, since the Company’s date of incorporation, has been no Actions pending by or against or, to the Knowledge of the Company, threatened against, the Company or any executive officer or director of the Company in his or her capacity as such, and the Company is not, and since its date of incorporation, has not been, subject to any Governmental Order that restricts the activities of the Business. To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a basis for the commencement of any such Action. There is no Action pending by the Company or which the Company intends to initiate against any other Person.

Section 4.9 Compliance with Laws; Permits; Filings.

(a) The Company is, and since its date of incorporation, has been in material compliance with, conducts its Business and research and development activities, including clinical studies, in material compliance with, all applicable Laws. Since the Company’s date of incorporation, the Company has not received any written notice from any Governmental Authority to the effect that the Company is not in compliance with any applicable Law.

(b) Except as would not be reasonably expected to have a material impact on the Company, the Company holds, and is operating in compliance with, all Permits that are necessary for the conduct of its Business as presently conducted and as currently proposed to be conducted by the Company. Section 4.9(b) of the Company Disclosure Schedule sets forth a true and complete list of each such Permit. All such Permits are, and since the Company’s date of incorporation, have been, valid, and in full force and effect, the Company is not and, since its date of incorporation, has not been in material violation or default of any Permit held by it and the Company has not received any written notification from any Governmental Authority that it intends to or is threatening to revoke, suspend, modify or limit any Permit. The Company has fulfilled and performed all of its obligations with respect to the Permits, and, to the Knowledge of the Company, no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any Permit.

Section 4.10 Environmental Matters.

(a) The Company complies, and has complied, with all applicable Environmental Laws in all material respects.

(b) There is not now and has not been any Hazardous Materials used, generated, treated, stored, transported, disposed of, or released by the Company from any real property leased or owned by the Company and used in the Business except in material compliance with all applicable Environmental Laws.

(c) The Company has not received any written notice of alleged, actual or potential responsibility for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Materials by the Company or the Company’s alleged violation of, or non-compliance with, any Environmental Law.

(d) There are no material Liabilities of the Company arising under or relating to any Environmental Law or any Hazardous Materials and, to the Knowledge of the Company, there is no condition, situation or set of circumstances that would reasonably be expected to result in or be the basis for any such material Liability.

(e) There has been no environmental investigation, study, audit, test, review or other analysis conducted of which the Company has Knowledge in relation to the Business of the Company or any property or facility now or previously owned or leased by the Company that has not been delivered to Parent.

(f) For purposes of this Section 4.10, the term “Company” shall include any entity that is, in whole or in part, a predecessor of the Company.

Section 4.11 Employee Matters and Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Schedule sets forth a true and complete list of each Company Benefit Plan. Each Company Benefit Plan complies in form and in operation, and has been administered in accordance with, its terms and the applicable requirements of ERISA, the Code and other applicable Law, in all material respects. Other than routine claims for benefits, there is no action, suit, complain, charge, litigation, audit, investigation or proceeding, whether administrative, civil or criminal, in Law or in equity, or before any Governmental Authority or arbitrator (each, a “Proceeding”) pending or, to the Knowledge of the Company, threatened or reasonably anticipated against or with respect to an Company Benefit Plan or any fiduciary or service provider thereof and there is no fact or circumstance that would give rise to any such Proceeding.

(b) With respect to each Company Benefit Plan, the Company has provided to Parent true and complete copies, as applicable, of: (i) each such Company Benefit Plan, including all amendments thereto, the most recent summary plan description and summary of material modifications, and any other notice or description provided to employees (as well as any material modifications or amendments thereto), (ii) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service and each currently pending request for such a letter with respect to any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, (iii) if such Company Benefit Plan is intended to be qualified under Section 401(a) of the Code, all discrimination tests, if any, required under the Code for such Company Benefit Plan for the three most recent plan years, (iv) the most recent annual report (Form 5500 series) filed with the Internal Revenue Service, (v) any related trust or funding agreements or other material Contracts, and (vi) all filings, records, notices and correspondence to and from Governmental Authority.

(c) Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code is so qualified and either (i) has received a current favorable determination letter from the Internal Revenue Service as to its qualified status or (ii) may rely upon a current prototype opinion letter from the Internal Revenue Service. No fact or event has occurred that would reasonably be expected to adversely affect or cause the loss of such qualified status. Each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust.

(d) No Company Benefit Plan is, and none of the Company, any of its Subsidiaries, or any of their respective ERISA Affiliates has ever sponsored, maintained, participated in, contributed to, or had any Liability or obligation (contingent or otherwise) with respect to any (i) Multiemployer Plan (as such term is defined in Section 3(37) of ERISA), (ii) other pension plan subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code, (iii) “multiple employer plan” (within the meaning of Section 413(c) of the Code), or (iv) multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). No Company Benefit Plan provides, and none of the Company, any of its Subsidiaries, or any of their respective ERISA Affiliates has any obligation or Liability to provide any of the following: retiree or post-employment benefits to any Person: medical, accident, disability, life insurance, death or welfare benefits, except as required by the applicable requirements of Section 4980B of the Code or any similar state Law. The obligations of all Company Benefit Plans that provide health, welfare or similar insurance to any employees are fully insured by bona fide third-party insurers.

(e) With respect to each Company Benefit Plan and to the Knowledge of the Company: (i) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of such Company Benefit Plan have occurred, (ii) no liens, claims, charges, pledges, security interests, Encumbrances or other restrictions and limitations of any kind (collectively, “Liens”) have been imposed under the Code, ERISA or any other applicable Law, and (iii) there has been no non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code).

(f) Except as set forth on Schedule 4.11(f) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) could (i) entitle any current or former Service Provider of the Company or any of its Subsidiaries to any payment; (ii) increase the amount of compensation or benefits due to any such Service Provider or any such group of Service Providers; (iii) limit the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit. There is no Contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party which requires the Company or such Subsidiary to pay a Tax gross-up or make a payment to any Person to reimburse such Person, including without limitation, with respect to any Tax-related payments under Section 409A of the Code or Section 280G of the Code.

(g) All payments, benefits, contributions (including all employer contributions and employee salary reduction contributions) and premiums related to each Company Benefit Plan, including all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of any employees or other Service Providers, have been timely paid or made in full or, to the extent not yet due, properly accrued on the balance sheet in accordance with the terms of the Company Benefit Plan and all applicable Laws. No Company Benefit Plan, and none of the Company, any of its Subsidiaries or any Company Benefit Plan fiduciary with respect to any Company Benefit Plan, in any case, is the subject of an audit or investigation by the Internal Revenue Service, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority, nor is any such audit or investigation pending or, to the Company’s Knowledge, threatened.

(h) Each of the Company, its Subsidiaries, and each of their respective ERISA Affiliates is, and during all relevant times has been, in compliance in all material respects with the applicable requirements of (i) Section 4980B of the Code and any similar state Law, (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the Laws (including the proposed regulations) thereunder and (iii) the Patient Protection and Affordable Care Act of 2010, and all rules and official guidance promulgated thereunder, and no circumstance exists or event has occurred, and no circumstance is expected to exist or event expected to occur, which reasonably could be expected to result in a material violation of, or material penalty or Liability under, any of the foregoing.

(i) None of the Company or any of its Subsidiaries has sponsored, maintained, contributed to, or has been required to sponsor, maintain, participate in or contribute to, any employee benefit plan, program, or other arrangement providing compensation or benefits to any employee or former employee (or any dependent thereof) which is subject to the Laws of any jurisdiction outside of the United States.

(j) Each Company Benefit Plan may be amended, terminated, or otherwise modified by the Company to the greatest extent permitted by applicable law, including the elimination of any and all future benefit accruals thereunder and no employee communications or provision of any Company Benefit Plan has failed to effectively reserve the right of the Company or the ERISA Affiliate to so amend, terminate or otherwise modify such Company Benefit Plan. Neither the Company nor any of its ERISA Affiliates has announced its intention to modify or terminate any Company Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of a Company Benefit Plan. Each asset held under each Company Benefit Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability.

Section 4.12 Labor.

(a) The Company has provided to the Parent a true and correct list, as of the date of this Agreement, containing the names of each current Service Provider and stating for each: (i) name and identification as either a full-time, part-time or temporary employee or independent contractor; (ii) the annual dollar amount of all compensation (including wages, salary, consulting fees, commissions, and bonuses); (iii) dates of hire or engagement;

(iv) title; (v) the employing or contracting entity; (vi) any eligibility to receive severance, notice of termination, retention payment, change of control payment, or other similar compensation; (vii) visa status, if applicable; and (viii) with respect to employees, a designation of whether they are classified as exempt or non-exempt for purposes of the Fair Labor Standards Act, as amended (“FLSA”) and any similar state law. The employment or engagement of each Service Provider can be terminated at any time for any reason without notice or payment of severance, termination fee, or other compensation or consideration being owed to such individual other than amounts earned as of the date of termination or as required under applicable Law.

(b) (i) Neither the Company nor any of its Subsidiaries has ever experienced any strike, work stoppage, lockout, or other labor dispute, and to the Knowledge of the Company no such strike, work stoppage, lockout or other labor dispute is currently threatened; (ii) neither the Company nor any of its Subsidiaries has experienced any grievance, claim of unfair labor practices, or other collective bargaining dispute; and (iii) to the Knowledge of the Company, no union organizing activity has been made or threatened by or on behalf of any labor organization, works council, or trade association with respect to employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is or has at any time been bound by any collective bargaining or similar agreement, and, to the Knowledge of the Company, there are no organizational campaigns, petitions, or other unionization activities seeking to authorize representation of any employee.

(c) Neither the Company nor any of its Subsidiaries has ever taken any action that did, or would be reasonably likely to, require advance notice pursuant to the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar Law (collectively, the “WARN Act”).

(d) There are no Proceedings against the Company or any of its Subsidiaries pending, or to the Company’s Knowledge, threatened to be brought or filed, before any Governmental Authority in connection with the employment or engagement of any Service Provider or applicant for employment, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, with respect to payment of wages, salary or overtime pay or any other similar employment related matter arising under applicable employment Laws.

(e) Each of Company and each of its Subsidiaries is, and has been , in compliance in all material respects with all applicable Laws relating to employment and employment practices, including, but not limited to, Laws related to workers’ compensation, terms and conditions of employment, worker classification, wages and hours, discrimination, immigration, collective bargaining, and the WARN Act. All current and former employees of the Company and its Subsidiaries have provided documentation evidencing their authorization under applicable immigration Laws to be employed by the Company and the Company has obtained and maintained valid Form I9s for each such current and former employee in accordance with applicable Law. The Company and each of its Subsidiaries have properly classified their respective Service Providers as “employees” or “independent contractors” and as “exempt” or “non-exempt” for all purposes and have properly paid and reported all compensation paid to such Service Providers for all purposes.

(f) To the Knowledge of the Company, (i) no allegations of discrimination, retaliation, sexual harassment, or similar misconduct have been made against (A) the Key Employee or any officer, or director of the Company or its Subsidiaries or (B) any Service Provider who, directly or indirectly, supervises other employees of the Company, and (ii) the Company has not entered into any settlement agreement or conducted any investigation related to allegations of sexual harassment or sexual misconduct by an employee, contractor, director, officer or other representative of the Company.

Section 4.13 Intellectual Property.

(a) Section 4.13(a) of the Company Disclosure Schedule sets forth a true and complete list of all Company Owned Intellectual Property that has been registered, issued, or otherwise granted by, or for which an application for registration, issue, or grant is pending with, a Governmental Authority.

(b) To the Company’s Knowledge, (i) the conduct of the Business of the Company as currently conducted does not infringe upon, misappropriate, violate or otherwise constitute the unauthorized use of, the Intellectual Property rights of any Person; and (ii) no claim is pending or threatened against the Company alleging any of the foregoing, and there are no facts or circumstances that would reasonably be likely to provide a basis for any such claim; and (iii) the Company owns or has valid rights to use any Intellectual Property used by the Company in the conduct of the Business of the Company as currently conducted. All Company Owned Intellectual Property is either (x) owned by, or subject to an obligation of assignment to, the Company, free and clear of all Encumbrances (other than Permitted Encumbrances) or other exceptions to title that restrict use by the Company of its Intellectual Property in any way or require the Company to make any payment or give anything of value as a condition to use in any way of such Intellectual Property, or (y) licensed to the Company free and clear of all Encumbrances (other than Permitted Encumbrances). To the Company’s Knowledge, there are no Patents of any third party known to be dominating, interfering or potentially dominating or interfering, with the Patents included in the Company Owned Intellectual Property or that could be asserted by a Person to: (A) exclude or prevent the Company from practicing the Patents included in the Company Owned Intellectual Property, (B) to conduct the Business of the Company as currently conducted (including with respect to the research, development, testing, manufacture, use and other disposition and exploitation of the Company Product), or (C) except as set forth in Section 4.13(b) of the Company Disclosure Schedule, exclude or prevent the Company from launching or commercializing any Company Product (or manufacturing any Company Product for such commercialization). Notwithstanding anything to the contrary, this Section 4.13(b) sets forth the only representation or warranty of the Company with respect to the violation of the Intellectual Property rights of any third party.

(c) None of the Patents included in the Company Owned Intellectual Property is the subject of any litigation, reissue, interference, inter partes review, post grant review, reexamination, or opposition proceeding, and to the Company’s Knowledge, there has been no written threat that any such proceeding will hereafter be commenced. To the Company’s Knowledge, the Patents included in the Company Owned Intellectual Property (excluding patent applications) (i) are valid and enforceable, (ii) have not been adjudged invalid or unenforceable in whole or in part, (iii) are not undergoing cancellation, inter partes review, post grant review, re-examination, termination or withdrawal proceedings and (iv) have been properly obtained in accordance with all applicable rules and regulations governing the prosecution of applications for such Patent.

(d) All Company Owned Intellectual Property that has been registered with a Government Authority has been filed, prosecuted and maintained in good faith and in a commercially reasonable manner and in compliance with applicable Law. To the Company’s Knowledge all Company Intellectual Property (other than pending Patent applications and pending Trademark applications) is valid and enforceable and in full force and effect as of the date hereof, and has not lapsed, been abandoned, been disclaimed, been canceled or been forfeited, in whole or in part, and, to the Company’s Knowledge, there are no facts or circumstances that would reasonably be likely to provide a basis for abandonment, invalidity, cancellation, forfeiture, or unenforceability (including the appropriate and timely filing of information disclosure statements with the United States Patent and Trademark Office). No Company Owned Intellectual Property has been or is subject to any cancellation, nullification, inter partes review, post grant review, interference, conflict, concurrent use or opposition proceeding, reissue, reexamination, invalidity, or other similar proceeding challenging the scope, validity, priority, duration, inventorship, ownership, registerability, effectiveness, use or right to use any of the Company Owned Intellectual Property and to the Company’s Knowledge there has been no threat that any such proceeding will hereafter be commenced. Neither the Company nor any of its Representatives engaged in prosecuting the Company Owned Intellectual Property has engaged in any fraud, or violation of 37 C.F.R. §1.56, with regard to the prosecution or procurement of the Patents included in the Company Owned Intellectual Property.

(e) There have not been any, nor are there any Actions pending, or, to the Company’s Knowledge, threatened against the Company (i) challenging or seeking to deny or restrict the use by the Company of the Company Owned Intellectual Property or (ii) alleging that any services provided by, processes used by, or Company Products or product candidates being developed by the Company in relation to its Business as currently conducted infringe or misappropriate any Intellectual Property right of any third party.

(f) All application fees, maintenance fees, annuity fees, renewal fees or other similar payments to any Governmental Authority for each jurisdiction in which each Patent, Patent application, Trademark, Trademark application, trade name, trade name registration, brand name, brand name registration, service mark, service mark registration, Copyright, Copyright application, domain name or domain name application, whether issued or pending, that is included within the Company Owned Intellectual Property has issued or is pending have been timely paid and all necessary documents and certificates in connection therewith have been filed with the relevant Governmental Authority for the purpose of maintaining such registrations or applications.

(g) To the Knowledge of the Company, (i) no Person is engaging in any activity that infringes, dilutes, violates or misappropriates the Company Owned Intellectual Property; (ii) no such claims or assertions have been made against a Person by or on behalf of the Company or by or on behalf of the owner or licensor of any Intellectual Property exclusively licensed to the Company; and (iii) there are no facts or circumstances that would reasonably be likely to provide a basis for any such claims or assertions.

(h) The Company has used commercially reasonable efforts to maintain, protect, and preserve the security, confidentiality, value and ownership of all trade secrets or confidential information included in the Company Intellectual Property, including by requiring employees and consultants, and any other Person to whom Company has provided access to such trade secrets and confidential information to execute a reasonably customary confidentiality agreement. To the Knowledge of the Company, no current or former employees or consultants, and no other Person is in violation in any material respect of any such confidentiality agreements. To the Knowledge of the Company, there has been no misappropriation of any trade secrets or other confidential information of the Company with respect to its Business.

(i) The Company has not (i) transferred ownership of, (ii) granted any exclusive license of, right to use or option to license or use, (iii) authorized the retention of any exclusive rights to use, or (iv) authorized joint ownership of any owned Company Owned Intellectual Property.

(j) All past and present employees, officers, consultants and independent contractors of the Company who are, or have been, involved in the creation or development of Company Owned Intellectual Property have executed written agreements pursuant to which such Persons have assigned to the Company all their rights in and to all Intellectual Property arising out of or relating to such Person’s activities with respect to the Company’s Business. To the Knowledge of the Company, no such officers, employees, consultants and independent contractors of the Company are in violation of such agreements.

(k) Section 4.13(k) of the Company Disclosure Schedule sets forth a true and accurate list of all Contracts to which the Company is a party relating to any right in, to or under any Company Intellectual Property (including all licenses, options, settlement agreements, coexistence agreements, consent agreements, assignments, security interests) that have been granted (i) to the Company (other than off-the-shelf, shrink-wrap, or click-wrap licenses and/or other licenses for commercially available software with annual license fees under Fifty Thousand Dollars ($50,000), employee assignment agreements, nondisclosure agreements, consulting agreements, material transfer agreements, clinical trial agreements, evaluation agreements and licenses or restricted use provisions that arise out of the purchase of reagents from suppliers or through catalogs), or (ii) by the Company to any other Person (other than agreements commonly generated in the ordinary course of business, including customary non-disclosure agreements and customary powers of attorney granted to the Company’s patent prosecution counsel solely for purposes of representing the Company before the United States Patent and Trademark Office or its foreign equivalent). The Company is in compliance with the terms of all such agreements and other obligations and, with respect to sublicenses, to the Knowledge of the Company, the Company’s licensor is in compliance in all material respects with all agreements granting such Intellectual Property rights to such licensor. The Company has not entered into any Contract (i) granting any Person the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any of the Company Owned Intellectual Property, (ii) expressly agreeing to indemnify any Person against any charge of infringement of any of the Company Intellectual Property, or (iii) granting any Person the right to control the prosecution of any of the Company Owned Intellectual Property except as set forth in Section 4.13(k) of the Company Disclosure Schedule. The Company has not assigned, transferred, conveyed, or granted any licenses (or options to any licenses) to Intellectual Property that would have been Company Intellectual Property, but for such assignment, transfer, conveyance, license or option grant. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement (alone or in combination with any other event) and the compliance with the provisions of this Agreement do not and will not (i) result in the breach of, or create on behalf of any third party the right to terminate or modify, (A) any license, sublicense or other agreement relating to any Company Intellectual Property owned by the Company, (B) to the Knowledge of the Company, any third party Intellectual Property or (C) any license, sublicense or other agreement as to which the Company is a party and pursuant to which any third party is authorized by the Company to use any third party Intellectual Property, or (ii) otherwise conflict with, alter, or impair, any of the rights of the Company in any of the Company Intellectual Property, or the validity, enforceability, use, right to use, ownership, priority, duration, scope or effectiveness of any of the Company Owned Intellectual Property.

(l) Except as set forth in Section 4.13(l) of the Company Disclosure Schedule, there are no agreements, arrangements or understandings (including all licenses, options, settlement agreements, coexistence agreements, consent agreements, assignments, security interests), in each case, whether written or oral, pursuant to which the Company is obligated to make payments or provide other consideration (in any form, including royalties, profit-share revenue, milestones, sublicense revenue and other contingent payments) to third parties for use of any Intellectual Property, and all money currently due and payable in connection with such agreements, arrangements and understandings have been satisfied in a timely manner. Section 4.13(l) of the Company Disclosure Schedule sets forth a list and description of any payments or other consideration (in any form, including royalties, profit-share revenue, milestones, sublicense revenue and other contingent payments) required to be made by the Company to any third party for use of any Intellectual Property pursuant to the terms of any agreements, arrangements and understandings set forth in Section 4.13(l) of the Company Disclosure Schedule.

(m) No Governmental Authority has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, or right to royalties or other payments for, or to impose any requirement on the manufacture or commercialization of any product incorporating, any Company Intellectual Property owned or exclusively licensed to the Company. Without limiting the generality of the foregoing, to the Knowledge of the Company, no invention claimed or covered by any Valid Patent Right within the Company Owned Intellectual Property (i) was conceived or reduced to practice in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof, (ii) is a “subject invention” as that term is described in 35 U.S.C. Section 201(e) or (iii) is otherwise subject to the provisions of the Bayh-Dole Act or any similar Law of any other jurisdiction, including with respect to any Valid Patent Rights that are part of the Company Owned Intellectual Property. No funding, facilities, or Service Provider of any educational or research institution were used, directly or indirectly, to develop or create in whole or in part, any of the Company Intellectual Property, and no educational institution has any right to, or right to royalties for, or to impose any requirement on the manufacture or commercialization of any product incorporating, any Intellectual Property that is, or is purportedly, owned by the Company.

Section 4.14 Material Contracts.

(a) Section 4.14(a) of the Company Disclosure Schedule lists each of the following Contracts (other than Company Benefit Plans and other than Contracts with respect to the Company Intellectual Property or Leased Real Property) that is currently in effect to which the Company is a party or by which it is bound as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Debt or agreement providing for Debt;

(ii) any Contract containing a covenant not to compete restricting the ability of the Company to compete in any line of business or in geographic area or during any period of time;

(iii) any Contract which creates a partnership or joint venture or similar arrangement;

(iv) each Lease;

(v) any stockholders, investors rights or similar Contracts;

(vi) any collective bargaining or other similar labor or union Contracts;

(vii) any Contract providing for retention payments, change of control payments, accelerated vesting or any other payment or benefit to any Person that may or will become due as a result of any of the transactions contemplated by this Agreement;

(viii) any offer letter, employment agreement, independent contractor agreement, consulting agreement, or similar Contract with any current Service Provider that is not immediately terminable at-will by the Company without notice, severance, or other cost or liability;

(ix) any Contract relating to the acquisition, transfer, use, development, sharing or license of any Intellectual Property, other than confidentiality agreements, employment agreements, consulting agreements, material transfer agreements, clinical trial agreements and off-the-shelf, shrink-wrap, or click-wrap licenses and/or other licenses for commercially available software with annual license fees under Fifty Thousand Dollars ($50,000);

(x) any Contracts, other than Contracts made in connection with this Agreement, relating to (i) the disposition of the Business or any assets of the Company (other than sales of inventory in the ordinary course of business), (ii) the purchase or sale or transfer of any outstanding Company Capital Stock, (iii) any merger, consolidation or business combination involving the Company, or (iv) restructuring or sale of the Company, its assets or the Business;

(xi) any Contract that contains an option granted by the Company (other than a Company Option or Company Convertible Notes) or the grant by the Company of any right of first refusal or right of first offer, right of first negotiation or similar right in favor of a party other than the Company or that limits or purports to limit the ability of the Company to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses;

(xii) any Contracts under which the Company has agreed to indemnify third parties (other than in the ordinary course of business) or which provide for earnouts or other contingent liabilities;

(xiii) any Contract under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of the Company or (B) the Company has guaranteed liabilities or obligations of any other Person (in each case other than endorsements for the purposes of collection in the ordinary course of business consistent with past practice);

(xiv) any Contract with any Related Person other than confidentiality agreements, employment agreements, employment offer letters or consulting agreements entered into in the ordinary course of business consistent with past practice or Contracts relating to the issuance of Company Options or Company Capital Stock;

(xv) any agreements which purport to bind Affiliates of the Company to any material obligation;

(xvi) Contracts (pursuant to which the Company or any other party thereto has continuing obligations) involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or income or revenues related to any Company Product;

(xvii) each joint development agreement, joint venture agreement, collaboration agreement or similar such Contract relating to any Company Product;

(xviii) each Contract pursuant to which a third party manages or provides services in connection with clinical trials relating to any Company Product;

(xix) each Contract (i) in which the Company has granted to a third party development rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any Company Product or (ii) in which the Company has agreed to purchase a minimum quantity of goods relating to any Company Product or has agreed to purchase goods relating to any Company Product exclusively from a certain third party;

(xx) each Contract pursuant to which the Company obtains the Company Products or any components thereof;

(xxi) any Contract explicitly requiring payments by the Company in excess of One Hundred Thousand Dollars ($100,000) in the current fiscal year;

(xxii) any Contract with a Governmental Authority that the Company reasonably expects to result in payments in excess of One Hundred Thousand Dollars ($100,000) in any twelve (12) month period after the Closing Date;

(xxiii) any Contract explicitly providing for receipts by the Company in excess of One Hundred Thousand Dollars ($100,000) in the current fiscal year;

(xxiv) all Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of Company, or income or revenues related to any Company Product, where such payments are expected to exceed Fifty Thousand Dollars ($50,000) in the twelve (12) month period following the date hereof;

(xxv) any Contract: (1) relating to the employment of, or the performance of services by, any employee, contractor, salesperson, or consultant of the Company or its Subsidiaries, other than any at-will employment or services agreement providing no severance or other-post-termination benefits (other than continuation coverage required by law); or (2) pursuant to which the Company or its Subsidiaries is or may become obligated to make any severance, termination or similar payment to any current or former employee, director of the Company, individual consultants, contractors, or sales persons; or (3) pursuant to which the Company is or may become obligated to make any bonus or similar payment (other than payments constituting base salary) in excess of One Hundred Thousand Dollars ($100,000) to any current or former employee, director, individual consultants, contractors, or sales persons; and

(xxvi) all Contracts with Major Suppliers.

(b) Neither the Company, nor to the Knowledge of the Company, any other party to any Company Material Contract, is in material breach of or default under any Company Material Contract and, to the Knowledge of the Company, no event has occurred that (with or without notice or lapse of time) will, or would reasonably be expected to (i) result in a material violation, breach or penalty under any of the provisions of any Company Material Contract, (ii) give any Person the right to declare a material default or exercise any remedy under any Company Material Contract, (iii) give any Person the right to accelerate the maturity or performance of any such Company Material Contract, or (iv) give any Person the right to cancel, terminate or modify any Company Material Contract. The Company has not received any written notice or claim of any breach or default from the counterparty to any Company Material Contract. Each Company Material Contract is in full force and effect and is valid, binding and enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. True and complete copies of each written Company Material Contract have been made available to Parent prior to the date of this Agreement.

Section 4.15 Real Property. The Company does not own any real property. Section 4.15 of the Company Disclosure Schedule sets forth a true and complete list of all of the real property that is leased by the Company (the “Leased Real Property”). The Company has a valid, binding and enforceable leasehold interest in each Leased Real Property as provided in the applicable lease (a “Lease”), free and clear of any Encumbrances other than Permitted Encumbrances. The Company (a) is not in violation of any Lease and (b) has not been informed in writing that the lessor under any Lease has taken action or threatened to terminate the Lease before the expiration of the Lease, and, to the Knowledge of the Company, no other party to any Lease is in violation of such Lease. The Company has not assigned any Lease or subleased, sublicensed, or otherwise granted to any Person, the right to use or occupy any Leased Real Property.

Section 4.16 Company Property.

(a) The Company has good and marketable, indefeasible, fee simple title to, or in the case of leased property and assets, has valid leasehold interests in, all tangible personal property and tangible assets reflected on the latest balance sheet included in the Company Financial Statements or acquired after August 31, 2020, except for properties and assets sold since such date in the ordinary course of business consistent with past practices. None of such tangible property or tangible assets is subject to any Encumbrances (other than Permitted Encumbrances).

(b) All leases of personal property are in good standing and are valid, binding and enforceable against the Company in accordance with their respective terms and, to the Knowledge of the Company, there does not exist under any such lease any default or any event which with notice or lapse of time or both would constitute a default.

(c) The equipment owned by the Company has no material defects, is in good operating condition and repair and has been reasonably maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of same, ordinary wear and tear excepted), and is adequate and suitable for its present uses.

(d) All of the inventory of the Company is in good condition and free of any material defect or deficiency, is not obsolete, is useable or saleable in the ordinary course of business and, if saleable, is saleable at customary gross margins consistent with the past practices of the Company. The inventory levels maintained by the Company (i) are not excessive in light of their normal operating requirements and (ii) are adequate for the conduct of the Company’s operations in the ordinary course of business. The value of all items of obsolete and of below standard quality has been written down to the net realizable value or adequate reserves have been provided therefor.

(e) The tangible property and tangible assets owned or leased by the Company, or which it otherwise has the right to use, constitutes all of the tangible property and tangible assets used or held for use in connection with the Business and are adequate to conduct such Business as currently conducted.

Section 4.17 Insurance. Section 4.17 of the Company Disclosure Schedule sets forth a true and complete list of all insurance policies relating to the assets, Business, operations, employees, officers or directors of the Company. The Company has made available to Parent true and complete copies of all such policies. All such policies are in full force and effect, and all premiums due and payable with respect thereto covering all periods have been paid, and no notice of pending cancellation or termination has been received with respect to any such policy. There are no pending claims under any such policies. Such policies are of the type and in amounts customarily carried by Persons conducting businesses similar to those of the Company.

Section 4.18 Finder’s Fee. Except as detailed and set forth in Section 4.18 of the Company Disclosure Schedule (for each Person identified therein, an accurate and complete copy of whose engagement agreement has been provided to Parent and whose fees and expenses shall be treated as an Unpaid Company Transaction Expense hereunder), the Company has not incurred any Liability to any party for any brokerage, investment bankers’ or finders’ fees or commissions in connection with the transactions contemplated by this Agreement.

Section 4.19 Affiliate Transactions. Other than as set forth in Section 4.19 of the Company Disclosure Schedule, no present or former director, officer, employee, record or beneficial owner of five percent (5%) or more of the Company Capital, Affiliate or “associate”, or members of any of their “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), of the Company (each of the foregoing, a “Related Person”), other than in its capacity as a director, officer or employee of the Company (i) is or was involved, directly or indirectly, in any business arrangement, transaction, Contract or other relationship (whether written or oral) with the Company or any assets or property thereof, (ii) directly or indirectly owned or owns, or otherwise had or has any right, title, claim, interest in, to or under, any asset, property or right, tangible or intangible, that is used by the Company (iii) is or was engaged, directly or indirectly, in the conduct of the Business of the Company, (iv) has any claim or cause of action against the Company or (v) owes any money to, or is owed any money by, the Company, other than for advances made to directors or officers of the Company in the ordinary course of business to meet reimbursable business expenses reasonably anticipated to be incurred by such individuals.

Section 4.20 Privacy and Information Security.

All Personal Data that is used in or necessary for the conduct of the Business of the Company may be used by the Surviving Corporation or the Surviving Company in the same manner as used by the Company as of the date of this Agreement and may be transferred and processed by the Surviving Corporation or Surviving Company as contemplated under this Agreement. Further, the Company represents that it is not a covered entity or business associate, as those terms are defined under HIPAA, nor is the Company subject to any business associate contract as described under HIPAA. To the Company’s Knowledge, the Company has not experienced any material security breach or other incident resulting in the unauthorized access, use, or disclosure of Personal Data or other Company data, systems, or facilities.

Section 4.21 Regulatory Matters.

(a) The Company is and, since its date of incorporation, has been in material compliance with all Health Care Laws applicable to the Company or any assets owned or used by the Company, and the Company has not, since its date of incorporation, engaged in activities which are, as applicable, cause for civil penalties, or mandatory or permissive exclusion from any government healthcare program. The Company has not received any notification, correspondence or any other written or oral communication, including notification of any pending or threatened Action from any court, arbitrator, third-party or Governmental Authority, including, without limitation, the FDA, the Centers for Medicare & Medicaid Services, the U.S. Department of Justice, or the U.S. Department of Health and Human Services Office of Inspector General, of potential or actual non-compliance by, or Liability of, the Company under any Health Care Laws, and to the Company’s Knowledge, no such Action is threatened. To the Company’s Knowledge, there are no facts or circumstances that would reasonably be expected to give rise to Liability of the Company under any Health Care Laws. The Company is not a party to and does not have any ongoing reporting obligations pursuant to or under any Order or corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Authority.

(b) All Company Products are being, and at all times have been, developed, tested, labeled, manufactured, stored, imported, exported and distributed, as applicable, in compliance in all material respects with all applicable Laws, including, to the extent applicable, the Health Care Laws administered by the FDA, and all similar Laws of any other jurisdiction applicable to the Company or the Company Products, including, as applicable, those requirements relating to current good manufacturing practices, good laboratory practices and good clinical practices.

(c) The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or in which the Company or the Company Products have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and all applicable Laws, including, but not limited to, the Federal Food, Drug and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312. No investigational new drug application filed by or on behalf of the Company with the FDA has been placed on clinical hold by the FDA, and neither the FDA nor any other Governmental Authority has commenced, or, to the Knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of the Company.

(d) Neither the Company, nor to the Knowledge of the Company any of its officers, employees or agents, has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in exclusion, suspension, debarment or ineligibility to participate in any government program under applicable Law, including, 21 U.S.C. Section 335a, and 42 U.S.C. 1320a-7. No Orders or Actions that would reasonably be expected to result in such a debarment, suspension, ineligibility, or exclusion of the Company are pending or, to the Company’s Knowledge, threatened, against the Company or any of its officers, employees, or agents.

(e) The Company has not had any Company Product or manufacturing site (whether Company-owned or that of a Contract manufacturer for the Company Products) subject to a Governmental Authority (including FDA or other Governmental Authority) shutdown or import or export prohibition, nor has the Company received any warning letter or untitled letter, report of inspectional observations, including FDA Form 483s, establishment inspection reports, notices of violation, clinical holds, enforcement notices, recall notices or other documents from any Governmental Authority, or any domestic or foreign institutional review board, privacy board or ethics committee approving any clinical trial involving any Company Product (a “Review Board”) or similar body, alleging a lack of compliance by the Company with any applicable Laws, Permits, or requests or requirements of a Governmental Authority, and to the Knowledge of the Company, no Governmental Authority is considering such action.

(f) Section 4.21(f) of the Company Disclosure Schedule sets forth a list of (i) all recalls, field notifications, field corrections, market withdrawals or replacements, safety alerts or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company Products (“Safety Notices”) since the Company’s date of incorporation; (ii) the dates such Safety Notices, if any, were resolved or closed; and (iii) to the Company’s Knowledge, any material complaints with respect to the Company Products that are currently unresolved. To the Company’s Knowledge, there are no facts that would be reasonably likely to result in (i) a material Safety Notice with respect to the Company Products, (ii) a material change in labeling of any the Company Products; or (iii) a termination or suspension of marketing or testing of any the Company Products.

(g) The Company has made available to Parent complete and accurate copies of (i) all material filings with the FDA, EMA or equivalent Governmental Authority relating to all Company Products, (ii) all material correspondence with the FDA, EMA or equivalent Governmental Authority relating to all Company Products and (iii) all material data, information, results, analyses, publications, and reports relating to all Company Products, including all clinical trial protocols, trial statistical analysis plans and published trial results (collectively, the “Material Product and Trial Information”). The Material Product and Trial Information is a true and correct representation in all material respects of the matters reflected therein.

(h) The registration and regulatory files, dossiers and supporting materials of the Company with respect to the Company Products have been maintained in all material respects in accordance with all applicable Law, industry standards, and the Company’s standard operating procedures. None of the material filings made by the Company with the FDA, EMA, an equivalent Governmental Authority or with any Review Board relating to any Company Product contained any untrue statement of a material fact or fraudulent statement or omitted to state any material fact necessary to make the statements therein not misleading, and neither the Company nor any of its officers, employees or, to the Company’s Knowledge, agents has committed any other act, or made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.

Section 4.22 Anticorruption Matters; Export Controls and Sanctions Matters.

(a) Neither the Company, nor any of the Representatives of the Company acting on its behalf has, directly or indirectly, (i) taken any action in violation of any applicable anticorruption Law, including the U.S. Foreign Corrupt Practices Act (“FCPA”) (15 U.S.C. § 78 dd-1 et seq.), or (ii) offered, paid, given, promised to pay or give, or authorized the payment or gift of anything of value, directly or indirectly, to any Public Official, for purposes of (A) influencing any act or decision of any Public Official in his or her official capacity, (B) inducing such Public Official to do or omit to do any act in violation of his lawful duty, (C) securing any improper advantage or (D) inducing such Public Official to use his or her influence with a Governmental Authority, or commercial enterprise owned or controlled by any Governmental Authority (including state-owned or controlled veterinary or medical facilities), in order to assist the Company or any Person related to the Company, in obtaining or retaining business. None of the Representatives of the Company are themselves Public Officials. There have been no false or fictitious entries made in the books or records of the Company relating to any payment that the FCPA prohibits, and the Company has not established or maintained a secret or unrecorded fund for use in making any such payments. The Company does not have knowledge of any pending issues with respect to violation of any applicable anticorruption Law, including the FCPA, relating to the Company.

(b) Neither the Company, nor any of the Representatives of the Company acting on its behalf has, directly or indirectly, taken any action in violation of any applicable export control Law, trade or economic sanctions Law, or antiboycott Law, in the U.S. or any other jurisdiction, including: the Arms Export Control Act (22 U.S.C.A. § 2278), the Export Administration Act (50 U.S.C. App. §§ 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. 120-130), the Export Administration Regulations (15 C.F.R. 730 et seq.), the Office of Foreign Assets Control Regulations (31 C.F.R. Chapter V), the Customs Laws of the United States (19 U.S.C. § 1 et seq.), the International Emergency Economic Powers Act (50 U.S.C. § 1701-1706), the U.S. Commerce Department antiboycott regulations (15 C.F.R. 560), the U.S. Treasury Department antiboycott requirements (26 U.S.C. § 999), any other export control regulations issued by the agencies listed in Part 730 of the Export Administration Regulations, or any applicable non-U.S. Laws of a similar nature. Neither the Company, nor any of the Representatives of the Company acting on its behalf, is listed on the U.S. Office of Foreign Assets Control “Specially Designated Nationals and Blocked Persons” or any other similar list.

Section 4.23 Major Suppliers. Section 4.23 of the Company Disclosure Schedule lists the ten (10) largest suppliers (measured by invoiced dollars) of the Business for the fiscal year ending December 31, 2020 ( “Major Suppliers” ) and the dollar amount of business conducted to date with each Major Supplier in such year. The Company is not engaged in any dispute with any Major Supplier, the Company is not in material breach of or in material default of any Contract with any of the Major Suppliers, to the Company’s Knowledge, no Major Supplier intends to cancel or otherwise substantially modify its relationship with the Company or to decrease materially or limit its services, supplies or materials to the Company, and to the Company’s Knowledge, the consummation of the transactions contemplated hereby will not adversely affect the relationship of Parent or the Surviving Company with any Major Supplier.

Section 4.24 Products Liability.

(a) No claim has been made or, to the Company’s Knowledge, threatened in connection with the product liability of any Company Product and no Governmental Authority has commenced or, to the Company’s Knowledge, threatened to initiate any Action or requested the recall of any Company Product, or commenced or, to the Company’s Knowledge, threatened to initiate any Action to enjoin the production of any Company Product.

(b) The Company Products supplied by the Company have complied with all Laws and with all government, trade association and other mandatory and voluntary requirements, specifications and other forms of guidance.

(c) No Company Product developed, used, manufactured or sold by the Company prior to the Effective Time contained any material quality, design, engineering, manufacturing or safety defect at the time of sale that materially and adversely affects the use, functionality or performance of such Company Product in a manner materially inconsistent with industry quality standards.

Section 4.25 Exclusivity of Representations of the Company. Except as expressly set forth in this Article IV and the Company Certificate, neither the Company nor any Person on behalf of Company has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of the Company or the Company’s business, including any representations or warranties about the accuracy or completeness of any information or documents previously provided, and any other such representations and warranties are hereby expressly disclaimed.

Section 4.26 Reliance. The Company expressly acknowledges and agrees that, except as set forth in Article V of this Agreement and the Parent Certificate, none of Company, the Equityholders or any of their respective representatives is relying on any other representation or warranty of Parent, Merger Sub, Merger LLC or any other Person, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND MERGER LLC

Contemporaneously with the execution and delivery of this Agreement by the Company, Parent, Merger Sub and Merger LLC, Parent shall deliver to the Company a confidential disclosure schedule (the “Parent Disclosure Schedule”). Parent, Merger Sub and Merger LLC hereby jointly and severally represent and warrant to the Company, as of the date hereof and as of the Closing, as follows:

Section 5.1 Organization. Each of Parent, Merger Sub and Merger LLC (a) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as applicable, (b) has all requisite power and authority to carry on its business as it is now being conducted and (c) is duly qualified to do business and is in good standing in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets and the conduct of its business requires it to be so qualified, licensed or authorized, except for those jurisdictions where the failure to be so qualified, licensed or authorized would not have a Material Adverse Effect on Parent or materially impair the ability of Parent, Merger Sub and Merger LLC to consummate the transactions contemplated by this Agreement. True and complete copies of the Organizational Documents of Parent, Merger Sub and Merger LLC, as amended and in effect as of the date of this Agreement, have been made available to Company.

Section 5.2 Authority. Each of Parent, Merger Sub and Merger LLC has all necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent, Merger Sub and Merger LLC, the performance by each of Parent, Merger Sub and Merger LLC of its respective obligations hereunder, and the consummation by each of Parent, Merger Sub and Merger LLC of the transactions contemplated by this Agreement, have been duly authorized by the Board of Directors (or equivalent governing body) of each of Parent, Merger Sub and Merger LLC, and no other corporate action on the part of Parent, Merger Sub or Merger LLC is necessary to authorize the execution and delivery of this Agreement by Parent, Merger Sub or Merger LLC, the performance by Parent, Merger Sub or Merger LLC of its respective obligations hereunder or the consummation by Parent, Merger Sub or Merger LLC of the transactions contemplated by this Agreement, other than the approval of the transactions contemplated by this Agreement by Parent in its capacity as sole stockholder of Merger Sub and sole membership interest holder of Merger LLC. This Agreement has been duly executed and delivered by each of Parent, Merger Sub and Merger LLC, Merger Sub and Merger LLC and (assuming due authorization, execution and delivery by the other Parties to this Agreement) constitutes a valid and binding obligation of each of Parent, Merger Sub and Merger LLC, enforceable against each of Parent, Merger Sub and Merger LLC in accordance with its terms, subject to the Enforceability Exceptions.

Section 5.3 No Conflict; Government Authorization.

(a) The execution and delivery of this Agreement, the performance by each of Parent, Merger Sub and Merger LLC of its obligations hereunder and the Ancillary Documents to which each of Parent, Merger Sub and Merger LLC is or will be a party, and the consummation by each of Parent, Merger Sub and Merger LLC of the transactions contemplated by this Agreement and the Ancillary Documents to which each of Parent , Merger Sub and Merger LLC is or will be a party, does not and will not (i) conflict with, or result in any violation of the Organizational Documents of Parent, Merger Sub or Merger LLC; (ii) subject to the matters described in Section 5.3(b), conflict with or result in a violation of any material Permit or Law applicable to Parent, Merger Sub or Merger LLC, or any of their respective assets; or (iii) result in a material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Encumbrance (not including Permitted Encumbrances) upon any of the rights or assets of Parent, Merger Sub or Merger LLC pursuant to, any Contract to which Parent, Merger Sub or Merger LLC is a party or by which it is bound or affected.

(b) No consent of, or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by Parent, Merger Sub or Merger LLC in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents to which each of Parent , Merger Sub and Merger LLC is or will be a party or the consummation of the transactions contemplated hereby or thereby, other than (i) any filings required under state securities Laws, and (ii) the filing of the First-Step Certificate of Merger, Second-Step Certificate of Merger or other documents with the Secretary of State of the State of Delaware.

Section 5.4 Legal Proceedings. There are no Actions pending by or against, or to the knowledge of Parent, threatened against, Parent, Merger Sub or Merger LLC, or any of the directors or officers of Parent, Merger Sub or Merger LLC in their capacity as directors or officers of Parent, Merger Sub or Merger LLC that would have a material adverse effect on the ability of Parent, Merger Sub or Merger LLC to perform its respective obligations under this Agreement or consummate the transactions contemplated by this Agreement. Parent, Merger Sub and Merger LLC are not subject to any Governmental Order that would prevent Parent, Merger Sub or Merger LLC from performing its respective obligations under this Agreement or consummating the transactions contemplated by this Agreement. As of the date of this Agreement, there is no Action pending by Parent, Merger Sub or Merger LLC or which Parent, Merger Sub or Merger LLC intends to initiate against any other Person, in either case, that would have a material adverse effect on the ability of Parent, Merger Sub or Merger LLC to perform its respective obligations under this Agreement or consummate the transactions contemplated by this Agreement.

Section 5.5 Finder’s Fee. Parent, Merger Sub and Merger LLC have not incurred any Liability to any party for any brokerage, investment bankers’ or finders’ fees or commissions in connection with the transactions contemplated by this Agreement.

Section 5.6 No Prior Activities. Neither Merger Sub nor Merger LLC has incurred any liabilities or obligations, except those incurred in connection with its organization or formation and with the negotiation of this Agreement and the performance of its obligations hereunder and the consummation of the transactions contemplated by this Agreement, including the Merger. Except as contemplated by this Agreement, neither Merger Sub nor Merger LLC had engaged in any business activities of any type or kind whatsoever, or entered into any agreements or arrangements with any Person, or become subject to or bound by any obligation or undertaking. From the date of the incorporation of Merger Sub through the Effective Time, Parent owns all of the issued and outstanding capital stock of Merger Sub and from the date of the formation of Merger LLC through the Second Effective Time, Parent owns all of the limited liability company interests of Merger LLC that are treated as equity for U.S. federal income Tax purposes. Neither Merger Sub nor Merger LLC is a successor to any other Person.

Section 5.7 Parent Capitalization.

(a) Schedule 5.7(a) sets out particulars of the authorized and issued shares and other Convertible Securities of Parent as of the date hereof, including the number of shares of the following: (i) issued and outstanding Parent Shares; (ii) granted stock options, including vesting schedule and exercise price; (iii) Parent Shares reserved for future award grants under any equity incentive plan; (iv) each series of preferred stock of Parent; and (v) warrants or stock purchase rights. Other than the shares and other Convertible Securities listed as issued and outstanding on Schedule 5.7(a), there are no other issued or outstanding shares and other Convertible Securities in the capital of Parent. All the shares and other Convertible Securities indicated on such Schedule as being issued and outstanding have been duly authorized and validly issued, all such outstanding shares are fully paid and non-assessable and all such outstanding shares were issued in compliance with all applicable foreign, state and federal laws concerning the issuance of securities. The rights, preferences, privileges and restrictions of the Merger Consideration consisting of Parent Shares are as stated in the Organizational Documents of Parent and as provided by the Delaware General Corporation Law. Each share of preferred stock of Parent is convertible into Parent Shares on a one-for-one basis as of the date hereof, and the consummation of the transactions contemplated hereunder will not result in any anti-dilution adjustment or other similar adjustment to the outstanding shares of any series of preferred stock of Parent. For purposes of hereof, “Convertible Securities” means any right, unit, option, warrant or any other security, including, without limitation, any loan, note or any other instrument or agreement evidencing indebtedness of Parent, which may be converted or exchanged into shares in the capital of Parent or which carries a right to acquire shares in the capital of the Parent.

(b) Upon issuance in accordance with this Agreement, the Merger Consideration consisting of Parent Shares will be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Encumbrances imposed or created by or otherwise resulting from the acts or omissions of Parent (except for subject to the restrictions set forth in the Lock-Up Agreements, the Voting Agreement, the Right of First Refusal and Co-Sale Agreement and the Bylaws of Parent, as amended from time to time).

Section 5.8 Financial Statements; Cash on Balance Sheet; Title to Assets. As set forth on Section 5.8 of the Parent Disclosure Schedules, Parent has delivered to the Company true and correct copies of Parent’s (i) unaudited consolidated balance sheet as of December 31, 2019 and December 31, 2018 and the related consolidated statements of operations, statements of cash flow, and statements of stockholders’ equity and (ii) unaudited consolidated balance sheet as of September 30, 2020 and the related consolidated statement of operations, statement of cash flow, and statement of stockholders’ equity (the financial statements referred to in clauses (i) and (ii) above and the accompanying notes thereto, collectively the “Parent Financial Statements”). The Parent Financial Statements have been prepared based on the books and records of the Parent in accordance with GAAP, throughout the periods involved and fairly present the financial condition of the Parent as of their respective dates and the results of operations and cash flows of the Parent for the periods indicated, except that the unaudited interim Parent Financial Statements do not reflect year-end adjustments, nor do they contain the materials and disclosures to be found in notes to financial statements prepared in accordance with GAAP.

Section 5.9 Indebtedness. Section 5.9 of the Parent Disclosure Schedules sets forth as of the date hereof all outstanding Debt of Parent or any of its Subsidiaries, or for which any of such Persons has commitments. Parent is not in material default with respect to any Debt.

Section 5.10 Cash Resources. Parent has sufficient cash resources to pay the cash portion of the consideration to be paid hereunder to Equityholders at the Closing.

Section 5.11 Compliance with Laws. Parent is, and since January 1, 2018, has been in material compliance with, conducts its business and research and development activities, including clinical studies, in material compliance with, all applicable Laws. Since January 1, 2018, Parent has not received any written notice from any Governmental Authority to the effect that Parent is not in material compliance with any applicable Law.

Section 5.12 Regulatory Matters. Parent is and, since January 1, 2018, has been in material compliance with all Health Care Laws applicable to Parent or any assets owned or used by Parent, and Parent has not, since January 1, 2018, engaged in activities which are, as applicable, cause for civil penalties, or mandatory or permissive exclusion from any government healthcare program. Parent has not received any notification, correspondence or any other written or oral communication, including notification of any pending or threatened Action from any court, arbitrator, third-party or Governmental Authority, including, without limitation, the FDA, the Centers for Medicare & Medicaid Services, the U.S. Department of Justice, or the U.S. Department of Health and Human Services Office of Inspector General, of potential or actual non-compliance by, or Liability of, Parent under any Health Care Laws.

Section 5.13 Exclusivity of Representations of Parent and Merger Sub. Except as expressly set forth in this Article V and the Parent Certificate, neither Parent, Merger Sub nor Merger LLC, nor any Person on behalf of Parent or Merger Sub has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of Parent’s business, including any representations or warranties about the accuracy or completeness of any information or documents previously provided, and any other such representations and warranties are hereby expressly disclaimed.

Section 5.14 Reliance. Parent and Merger Sub expressly acknowledge and agree that, except as set forth in Article IV of this Agreement and the Company Certificate, none of Parent, Merger Sub or any of their respective representatives is relying on any other representation or warranty of the Company or any other Person, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Conduct of the Company Prior to the Effective Time.

(a) Unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed) and except as otherwise expressly required by this Agreement or set forth in Schedule 6.1 of the Company Disclosure Schedule, during the period commencing with the execution and delivery of this Agreement and terminating upon the earlier to occur of the Effective Time and the termination of this Agreement pursuant to and in accordance with Section 8.1 (the “Pre-Closing Period”), the Company shall conduct the Business in the ordinary course consistent with past practice and use commercially reasonable efforts to (i) preserve intact its present business organization and goodwill, (ii) maintain satisfactory relationships with its customers, vendors, suppliers and others having material business relationships with it, and (iii) protect the Company Intellectual Property, including all rights or other interests of the Company in the Company Products.

(b) Without limiting the generality of the foregoing, except as otherwise expressly required by this Agreement or set forth in Section 6.1 of the Company Disclosure Schedule, during the Pre-Closing Period, the Company shall not do or cause to be done any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) issue, deliver, sell or grant any (x) Company Capital Stock or other equity interests, except upon the exercise of Company Options or Company Convertible Notes or (y) options, convertible notes or other rights, agreements or commitments obligating the Company to issue any Company Capital Stock or other equity interests or equity-based awards;

(ii) except in the ordinary course of business, create any Encumbrance on any assets (whether tangible or intangible) of the Company, other than (x) Permitted Encumbrances; and (y) Encumbrances on assets having an aggregate value not in excess of Fifty Thousand Dollars ($50,000);

(iii) sell, assign, transfer, lease, license or otherwise dispose of, or agree to sell, assign, transfer, lease, license or otherwise dispose of, any of the fixed assets of the Company other than inventory in the ordinary course of business;

(iv) incur, or authorize the incurrence of, any capital expenditures or any obligations or liabilities in respect of capital expenditures by the Company, except for any capital expenditures which do not exceed Fifty Thousand Dollars ($50,000) in the aggregate;

(v) acquire (by merger, consolidation or combination, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof;

(vi) make any loans, advances or capital contributions to, or investments in, any other Person, except the advancement of travel and entertainment expenses to employees and consultants in the ordinary course of business consistent with past practice;

(vii) create, incur, assume or otherwise become liable with respect to any material Debt;

(viii) forgive or cancel any Debt owed to the Company or claims held by it, or waive or relinquish any material right;

(ix) enter into, amend, cancel, transfer, assign, breach, modify or terminate any Company Material Contract (or any Contract that would be a Company Material Contract if it existed as of the date of this Agreement) or otherwise waive, release or assign any material rights, claims or benefits of the Company;

(x) (i) adopt, terminate or materially amend any Company Benefit Plan or a plan that would be a Company Benefit Plan if it were in existence on the date of the Agreement except as required under applicable Law or the terms of any Company Benefit Plan in effect as of the date of this Agreement; (ii) increase the annual base salary, annual fee, annual bonus opportunity, benefits, or severance opportunity of any Service Provider; (iii) grant any equity-based awards; (iv) terminate the employment or engagement of any Service Provider, other than for cause or due to death or disability; (v) hire any Service Provider having total annual compensation in excess of Fifty Thousand Dollars ($50,000); or (vi) promote any officers or employees, except for a promotion of any employee that is in the ordinary course of business and consistent with past practice and prior notice of which is provided to Parent;

(xi) change any method of financial or Tax accounting or financial or Tax accounting practice used by the Company, other than such changes as are required by GAAP or applicable Law, as applicable;

(xii) make, revoke or change any material Tax election, amend any Tax Return, file any income or other material Tax Return inconsistent with past practice, enter into a Tax allocation, sharing or indemnity agreement (other than pursuant to customary commercial contracts entered into in the ordinary course of business and the primary purpose of which is not Tax), enter into any closing agreement or similar agreement relating to Taxes, request any ruling or similar guidance with respect to Taxes, surrender any right to claim a material Tax refund, or consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes;

(xiii) commence, settle, compromise or offer or propose to settle or compromise, (i) any Action involving or against the Company, (ii) any stockholder litigation or dispute against the Company or any of their respective officers or directors, (iii) any Action that relates to the transactions contemplated hereby or (iv) any Tax Proceeding;

(xiv) correspond, communicate or consult with the FDA or similar Governmental Authority in any material respect regarding any Company Product without providing Parent with prior written notice and the opportunity to consult with the Company with respect to such material correspondence, communication or consultation;

(xv) amend the Organizational Documents of the Company;

(xvi) establish, adopt, enter into, amend a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization;

(xvii) amend the study protocol for any clinical trials already commenced with respect to any Company Product;

(xviii) abandon or waive any Company Intellectual Property or (A) except in the reasonable discretion and judgment of the Company exercised in connection with the diligent prosecution of the Company Intellectual Property, grant, extend, amend or modify any material rights in or to the Company Intellectual Property, (B) fail to diligently prosecute the Company’s Valid Patent Rights, or (C) fail to exercise a right of renewal or extension under any material license agreement with respect to Company Intellectual Property;

(xix) enter into a collective bargaining, labor or similar agreement, except as required by applicable Law and after prior notice to Parent;

(xx) establish any subsidiary; or

(xxi) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 6.1(b).

Section 6.2 Access to Information. Subject to the terms of the Confidentiality Agreement, during the Pre-Closing Period, upon reasonable notice and during normal business hours, the Company shall, and shall cause the officers and employees of the Company, to, (a) afford the officers, employees and authorized agents and representatives of Parent reasonable access to the employees, offices, properties, books and records of the Company and (b) furnish to the officers, employees and authorized agents and representatives of Parent such additional financial and operating data and other information regarding the assets, properties and Business of the Company as Parent may from time to time reasonably request in order to assist Parent in fulfilling its obligations under this Agreement and to facilitate the consummation of the transactions contemplated by this Agreement; provided, however, (i) any such access shall be conducted in such a manner as not to interfere unreasonably with the operations or business activities of the Company; and (ii) the Company shall not be required to so confer, afford such access or furnish such copies or other information to the extent that doing so would contravene any Law, result in the breach of any confidentiality or similar agreement to which the Company is a party, the loss of protectable interests in trade secrets, or the loss of attorney-client privilege (provided that the Company shall use its reasonable efforts to allow for such access or disclosure in a manner that does not result in a breach of such agreement or a loss of attorney-client privilege, including using commercially reasonable efforts to obtain the required consent of any applicable third party or through the use of a “clean team”), or involves any information relating to the sale process, bids received from other Persons in connection with the transactions contemplated by this Agreement and information, or analysis (including financial analysis) relating to such bids. The Equityholders Representative shall have the right to have one or more representatives present at all times during any such inspections and access.

Section 6.3 Confidentiality. Parent, Merger Sub and Merger LLC hereby agree to be bound by and comply with the terms of the Confidentiality Agreement, which are hereby incorporated into this Agreement by reference and shall continue in full force and effect until the earlier of the Effective Time or until such agreement terminates pursuant to its terms, such that the information obtained by Parent, Merger Sub and Merger LLC, or their respective officers, employees, agents or representatives, during any investigation conducted pursuant to Section 6.2, or in connection with the negotiation and execution of this Agreement or the consummation of the transactions contemplated by this Agreement, or otherwise, shall be governed by the terms of the Confidentiality Agreement.

Section 6.4 Efforts; Consents; Regulatory and Other Authorizations.

(a) Each party to this Agreement shall use its commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to promptly consummate and make effective the transactions contemplated by this Agreement; (ii) obtain all authorizations, consents, orders and approvals of, and give all notices to and make all filings with, all Governmental Authorities and other third parties that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement, including those authorizations, consents, orders, approvals, notices and filings set forth in the Company Disclosure Schedule; and (iii) fulfill all conditions to such party’s obligations under this Agreement. Each party to this Agreement shall reasonably cooperate with the other Parties to this Agreement in promptly seeking to obtain all such authorizations, consents, orders and approvals, giving such notices, and making such filings. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, in connection with obtaining such authorizations, consents, orders and approvals from third parties, the Company shall not be required to make payments to any Person unless expressly required by the terms of any existing Contract between the Company and such Person, in which case any such payment shall be borne by the Company and deemed an Unpaid Company Transaction Expense.

(b) Promptly following the execution and delivery of this Agreement, the Company shall duly take all lawful action to obtain the Company Stockholder Approval pursuant to executed written consents (the “Written Consent”).The Company Board of Directors shall make the Company Board Recommendation and shall not (i) withdraw, modify or qualify in any manner adverse to Parent such recommendation, or (ii) take any action or make any statement in connection with obtaining the Written Consent inconsistent with such recommendation. Promptly following receipt of the Written Consent, the Company shall cause its corporate Secretary to deliver a copy of such Written Consent to Parent, together with a certificate executed on behalf of the Company by its corporate Secretary certifying that such Written Consent reflects the Company Stockholder Approval.

Section 6.5 Further Action. Subject to the terms and conditions provided in this Agreement, each of the Parties to this Agreement shall use its commercially reasonable efforts to deliver, or cause to be delivered, such further certificates, instruments and other documents, and to take, or cause to be taken, such further actions, as may be necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement.

Section 6.6 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Company shall (i) indemnify and hold harmless each present and former director and officer of the Company (collectively, the “Company Indemnified Parties”), against any and all Damages incurred or suffered by any of the Company Indemnified Parties in connection with any Liabilities or any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, pursuant to any indemnification provisions under the Organizational Documents of the Company as in effect on the date of this Agreement or any indemnification agreement between the Company and such Company Indemnified Party (as set forth on Section 6.6(a) of the Company Disclosure Schedule and made available to Parent), and (ii) advance expenses as incurred by any Company Indemnified Party in connection with any matters for which such Company Indemnified Party is entitled to indemnification from Parent pursuant to this Section 6.6(a) pursuant to any indemnification provisions under the Organizational Documents of the Company and pursuant to any indemnification agreement between the Company and such Company Indemnified Party (as set forth on Section 6.6(a) of the Company Disclosure Schedule and made available to Parent); provided, however, that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately and finally determined by a court of competent jurisdiction and all rights of appeal have lapsed that such Company Indemnified Party is not entitled to indemnification under applicable Law, the Organizational Documents of the Company, any such indemnification agreement and pursuant to this Section 6.6(a).

(b) From and after the Effective Time, the Organizational Documents of the Surviving Company shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the Company Indemnified Parties than are as set forth in the Organizational Documents of the Company as of the date of this Agreement. Any indemnification agreements with the Company Indemnified Parties in existence on the date of this Agreement, and set forth on Section 6.6 of the Company Disclosure Schedules, shall be assumed by the Surviving Company in the Merger, without any further action, and shall survive the Merger and continue in full force and effect in accordance with their terms.

(c) Prior to the Effective Time, the Company shall purchase a prepaid policy or policies (i.e., “tail coverage”) providing the Company’s current and former directors and officers with coverage for an aggregate period of not less than six (6) years from the Effective Time with respect to claims arising from facts or events that occurred on or before the Closing Date, including with respect to the transactions contemplated by this Agreement. The premiums for such prepaid policies shall be paid in full by the Company at or prior to the Effective Time and such prepaid policies shall be non-cancelable, and, for the avoidance of doubt, if not so paid prior to the Effective Time such premiums shall be treated as an Unpaid Company Transaction Expense. If such prepaid policies have been obtained prior to the Effective Time, Parent shall, and shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) Notwithstanding any other provisions of this Agreement, the obligations of Parent and the Surviving Company contained in this Section 6.6 shall be binding upon the successors and assigns of Parent and the Surviving Company. In the event Parent or the Surviving Company (or any of their respective successors or assigns) (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the obligations set forth in this Section 6.6.

(e) The terms and provisions of this Section 6.6 shall operate for the benefit of, and shall be enforceable by, the Company Indemnified Parties and their respective heirs and representatives, each of whom is an intended third party beneficiary of this Section 6.6. The provisions of this Section 6.6 may not be amended or waived without the written consent of any affected Indemnified Party.

Section 6.7 280G Matters.

(a) To the extent that any payments or benefits arising from or related to this Agreement could be “excess parachute payments” under 280G(b)(1) of the Code, then the Company shall use its best efforts to obtain and deliver to Parent, prior to the initiation of the requisite stockholder approval procedure under Section 6.7(b), a Parachute Payment Waiver from each Person who is, with respect to the Company and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section 6.7(b), and who reasonably might otherwise have, receive or have the right to entitlement to receive a parachute payment under Section 280G of the Code in connection with the transactions contemplated by this Agreement.

(b) As soon as practicable following the delivery of the Parachute Payment Waivers by the Company to Parent, the Company shall submit to the shareholders of the Company for approval in accordance with Section 280G(b)(5)(B) of the Code and treasury regulations thereunder any payments and/or benefits that are subject to a Parachute Payment Waiver, such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code, and prior to the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent (i) that a Company shareholder vote was solicited in conformance with Section 280G of the Code, and the requisite Company shareholder approval was obtained with respect to any payments and/or benefits that were subject to the Company shareholder vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, pursuant to the Parachute Payment Waiver, such “parachute payments” shall not be made or provided. The Company shall use commercially reasonable efforts to obtain the Section 280G Approval in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Department of Treasury regulations promulgated thereunder.

(c) The form of the Parachute Payment Waiver and any materials to be submitted to the Company’s shareholders in connection with the Section 280G Approval (the “Section 280G Soliciting Materials”) shall be subject to review and approval by Parent, which approval shall not be unreasonably withheld. The Company will promptly advise Parent in writing if, at any time prior to the Closing, the Company obtains knowledge of any facts that might make it necessary or appropriate to amend or supplement the Section 280G Soliciting Materials in order to make statements contained or incorporated by reference therein not misleading or to comply with applicable Law.

Section 6.8 Tax Covenants.

(a) Tax Returns. The Company shall prepare and timely file (or cause to be prepared and timely filed) any Tax Return required to be filed by the Company after the date hereof and on or before the Closing Date (taking into account all applicable extensions), and timely pay any Tax reflected thereon; provided, however, the Company will submit any such Tax Returns for income or other material Taxes to Parent for review and comment at least twenty (20) days prior to the due date for filing such Tax Return (taking into account all applicable extensions), and will consider in good faith any reasonable comments received in writing within ten (10) days of the Company’s delivery of such Tax Return to Parent. Parent shall prepare (or cause to be prepared) in a manner consistent with past practice, unless otherwise required by applicable Law, and timely file (or cause to be timely filed) all Tax Returns of the Company for all periods or portions thereof ending on or before the Closing Date that are required to be filed after the Closing Date (“Parent Prepared Returns”). Any Taxes shown as due on any such Parent Prepared Return which are Pre-Closing Taxes shall be remitted to Parent in accordance with Section 9.4 to the extent not included in Closing Debt, Unpaid Company Transaction Expenses or otherwise accounted for in the Initial Merger Consideration. In the event that any Parent Prepared Return shows any material Pre-Closing Taxes that form the basis for a claim of indemnification against the Equityholders pursuant to this Agreement, Parent shall submit a draft of each such Tax Return at least twenty (20) days prior to the date such Tax Return is to be filed to the Equityholders Representative for its review and comment. Parent shall consider in good faith all timely received reasonable comments of the Equityholders Representative requested in writing within ten (10) days of Parent’s delivery of such Tax Return to the Equityholders Representative.

(b) Cooperation on Tax Matters. Parent, the Company and the Equityholders Representative shall cooperate fully, as and to the extent reasonably requested by each Party, in connection with the filing of Tax Returns pursuant to this Agreement and any Tax Proceeding with respect to Taxes attributable to any Pre-Closing Tax Period. Such cooperation shall include the retention and (upon the relevant Party’s request) the provision of records and information which are reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) Transfer Taxes. All Transfer Taxes arising out of or in connection with the transactions contemplated by this Agreement shall be borne one-half by the Equityholders and one-half by Parent, and the party required by applicable Law to do so will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. The Parties shall cooperate in timely filing such Tax Returns. Upon request, the filing Party shall provide evidence satisfactory to the requesting Party that such Tax Returns have been duly and timely filed and the relevant Transfer Taxes duly and timely paid. The Parties will reasonably cooperate with each other to lawfully minimize any Transfer Taxes.

(d) Tax Proceedings. If, subsequent to the Closing, Parent, the Surviving Corporation or the Surviving Company receives notice of a Tax Proceeding with respect to any Tax Return or Taxes of the Company for a Pre-Closing Tax Period or that concerns the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, then within fifteen (15) days after receipt of such notice, Parent shall notify the Equityholders Representative of the same and provide the Equityholders Representative with a copy of such notice. Parent shall have the right to control the conduct and resolution of such Tax Proceeding, provided, however, that Parent shall keep the Equityholders Representative reasonably informed of the progress of such Tax Proceeding and the Equityholders Representative shall have the right to participate (at the Equityholders Representative’s own expense) in such Tax Proceeding. Neither Parent, the Surviving Corporation, the Surviving Company nor any of their Affiliates shall settle, resolve, concede or otherwise compromise any issue, matter or item arising in such Tax Proceeding (i) related to a Pre-Closing Tax Period that would reasonably be expected to give rise to an indemnity claim pursuant to this Agreement, or (ii) that concerns the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, in each case, without obtaining the Equityholders Representative’s prior written consent thereto, which shall not be unreasonably withheld, conditioned or delayed. In the event of any conflict or overlap between the provisions of this Section 6.8(d) and Article IX, the provisions of this Section 6.8(d) shall control.

(e) FIRPTA Certificate. The Company shall deliver to Parent at the Closing a certificate executed by a duly authorized representative of the Company, dated as of the Closing Date, in accordance with Treasury Regulations Section 1.897-2(h) for purposes of satisfying the requirements of Treasury Regulations Sections 1.1445-2(c)(3), to the effect that Company is not and has not been within the last five years a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(f) Tax Treatment of Merger.

(i) The Parties hereto intend, by executing this Agreement, to adopt a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations and Section 354(a)(1) of the Code, and that, for U.S. federal income Tax purposes, the First-Step and Second-Step, taken together, shall constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 and qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder.

(ii) The Parties hereto agree to treat the Merger for all Tax purposes in a manner consistent with the treatment described in this Section 6.8(f), unless otherwise required pursuant to the resolution of an audit or other similar examination or by a change in Law. The Parties hereto shall prepare all Tax Returns, books, records, and filings in a manner consistent with this Section 6.8(f), including the filing of the statements required by Treasury Regulations Sections 1.368-3 (as required by applicable Law), unless otherwise required pursuant to the resolution of an audit or other similar examination or by a change in Law. Prior to or following the Effective Time, none of Parent, Merger Sub, Merger LLC, the Company or the Surviving Company shall, and they shall not permit any of their respective Affiliates to, take (or fail to take) any action which action (or failure to act) would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(iii) The Equityholders will make valid and timely elections under Section 83(b) of the Code with respect to the Parent Shares issued into escrow pursuant to Section 2.6(b)(i)(A)(3).

(iv) Parent and the Company agree that the cash and Parent Shares (including the Parent Delayed Share Consideration and Contingent Merger Consideration) payable or issuable to the holders of Company Capital Stock pursuant to Section 2.6(b) is intended to be and, except as required by applicable Law, will be treated as received in exchange for the applicable holder’s Company Common Stock, and agree to report such payments for income Tax purposes as consideration for such holder’s Company Capital Stock and not as compensation for services, unless otherwise required pursuant to the resolution of an audit or other examination or by a change in Law.

Section 6.9 Notifications. From the date of this Agreement until the Effective Time, the Company shall promptly notify Parent of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any Action against or, to the Company’s Knowledge, threatened against, the Company; and

(c) any other event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article VII impossible or unlikely;

No such notice shall be deemed to supplement or amend the Company Disclosure Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by the Company in this Agreement, or (ii) determining whether any of the conditions set forth in Article VII has been satisfied. In the event of a failure to perform any covenant set forth in this Section 6.9, the claim for the underlying matter as to which notice should have been delivered shall be made by reference to the applicable provision of this Agreement with respect to such matter and not as a breach of a covenant in this Section 6.9.

Section 6.10 Payoff Letters and Invoices. The Company shall obtain and deliver to Parent no later than three (3) Business Days prior to the Closing Date: (a) payoff letters with respect to all Closing Debt for borrowed money (together with any accrued and unpaid interest thereon), including the Convertible Notes, and the amounts payable to the lender thereof to fully satisfy and discharge such Closing Debt in accordance with its terms (each, a “Payoff Letter”) together with a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, as applicable, from each lender, and (b) an invoice from each advisor or other service provider to the Company with respect to all Unpaid Company Transaction Expenses estimated to be due and payable to such advisor or other service provider, as the case may be, as of the Closing Date (each, an “Invoice”), together with a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, as applicable, from each advisor or other service provide. At the Closing, Parent shall pay on behalf of the Surviving Corporation (or shall cause the Surviving Corporation to pay) each of the (i) debtors pursuant to each such Payoff Letter the full amount set forth therein, and (ii) advisors or other service providers to the Company pursuant to each such Invoice the full amount set forth therein, in each case to the extent that such amounts were included in the calculation of the Estimated Initial Merger Consideration.

Section 6.11 Parent Board Member. Parent and each Equityholder shall enter into the Joinder to Parent Voting Agreement and Right of First Refusal and Co-Sale Agreement effective as of the Closing. Within 30 days after the Closing, Parent and each Equityholder shall execute, and Parent shall use its reasonable best efforts to cause the Preferred Stock Majority and Common Stock Majority (as defined in the Voting Agreement) to execute, the amendment to the Voting Agreement attached hereto as Exhibit N.

Section 6.12 Merger Consideration Spreadsheet. Promptly following the determination of Estimated Initial Merger Consideration pursuant to Section 2.7 and no later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent a spreadsheet in the form of Exhibit I (the “Consideration Spreadsheet”), certified by the Chief Executive Officer or Chief Financial Officer of the Company, setting forth the information requested therein as of the Effective Time.

Section 6.13 Employee Matters.

(a) During the period beginning as of the Closing and ending on no earlier than the sixth month anniversary of the Closing (the “Benefit Continuation Period”), Parent shall provide, or cause to be provided, each employee of the Company and its Subsidiaries who continues in employment with the Parent or one of its Affiliates (each, a “Continuing Employee”): (i) with employee benefits that are no less favorable in the aggregate to the employee benefits that are provided to similarly-situated employees of the Parent and (ii) total cash compensation (annual base salary and annual cash bonus opportunity) that is no less favorable, in the aggregate (as determined on an individual basis), than the base salaries or wage rates provided to each such Continuing Employees by the Company prior to the Closing (excluding for purposes of this clause any transaction or retention bonuses and equity-based or equity-like compensation).

(b) Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts to grant all Continuing Employees credit for any service to the Company and its Subsidiaries earned prior to the Closing for purposes of eligibility, vesting and determination of the level of benefits, vacation or paid time off accrual and severance policy or benefit determinations, under any benefit or compensation plan, program, agreement or arrangement in which a Continuing Employee participates that may be established or maintained by the Parent or its Affiliates on or after the Closing (the “New Plans”); provided, however, that such service credit shall not be recognized to the extent that it would result in a duplication of benefits for the same period of time. In addition, the Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts to cause (i) to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by a Continuing Employee under any Company Benefit Plan as of the Closing and (ii) any deductible, co-insurance and covered out-of-pocket expenses paid on or before the Closing by any Continuing Employee (or covered dependent thereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions after the Closing under any applicable New Plan in the same plan year in which the Closing occurs.

(c) Nothing contained herein, express or implied, (x) is intended to confer upon any Continuing Employee any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any benefit plan, (y) shall alter or limit the Parent’s, the Company’s, the Surviving Corporation’s, Surviving Company’s or their Affiliates’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement or (z) is intended to confer upon any Person (including employees, retirees or dependents or beneficiaries of employees or retirees) any right as a third party beneficiary of this Agreement.

Section 6.14 Termination of Employee Plans. Prior to the Closing, the Company shall terminate any Company Benefit Plan intended to be qualified under Section 401(a) of the Code, such termination to be contingent upon the Closing and effective as of no later than the day immediately preceding the Closing Date, unless Parent provides written notice to the Company that any such Company Benefit Plan shall not be terminated. The Company shall provide Parent with evidence that all such Company Benefit Plans will be terminated pursuant to resolutions of the board of directors (or similar body) of the Company or its ERISA Affiliates, as the case may be. The form and substance of such resolutions shall be subject to review and approval of Parent (acting reasonably). The Company also shall take such other actions in furtherance of terminating any such Company Benefit Plan as Parent may reasonably require.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction, fulfillment or written waiver by the Company, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants. (i) The representations and warranties of Parent, Merger Sub and Merger LLC set forth in Article V of this Agreement and the Parent Certificate (other than the Parent Fundamental Representations) shall be true and correct in all respects (other than those representations and warranties that are made as of a specific date, which need only true and correct as of such date), except where failure to be true and correct in all respects as of the applicable date would not reasonably be expected to have a material adverse effect on the ability of Parent, Merger Sub or Merger LLC to consummate the transactions contemplated hereby, (ii) the Parent Fundamental Representations shall be true and correct in all material respects (when read without any exception or qualification as to materiality) at and as of the date of this Agreement and as of the Closing Date as though then made (except that those representations and warranties that are made as of a specific date need only be true and correct in all material respects as of such date and except in the case of the representations and warranties set forth in Section 5.7 of this Agreement for failures to be true and correct that are de minimis), (iii) the covenants and agreements set forth in this Agreement to be performed or complied with by Parent, Merger Sub and Merger LLC at or prior to the Effective Time shall have been performed or complied with in all material respects, and (iv) the Company shall have received an officer’s certificate of each of Parent, Merger Sub and Merger LLC, dated as of the Closing Date, certifying as to the matters set forth in clauses (i), (ii) and (iii) of this Section 7.1(a) (the “Parent Certificate”).

(b) No Law or Governmental Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which is in effect and has the effect of making the Merger or any other transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of the Merger.

(c) Stockholder Approval. This Agreement shall have been adopted by the Company Stockholder Approval in accordance with the DGCL and the CGCL.

Section 7.2 Conditions to Obligations of Parent, Merger Sub and Merger LLC. The obligations of Parent, Merger Sub and Merger LLC to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction, fulfillment or written waiver by Parent, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants. (i) The representations and warranties of the Company set forth in Article IV of this Agreement and in the Company Certificate (other than the Company Fundamental Representations) shall be true and correct (when read without any exception or qualification as to materiality or Material Adverse Effect) at and as of the date of this Agreement and as of the Closing Date, except (A) that those representations and warranties that are made as of a specific date need only be true and correct as of such date and (B) where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to result in a Company Material Adverse Effect, (ii) the Company Fundamental Representations shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date as though then made (except that those representations and warranties that are made as of a specific date need only be true and correct as of such date), (iii) the covenants and agreements set forth in this Agreement to be performed or complied with by the Company at or prior to the Closing shall have been performed or complied with in all material respects, and (iv) Parent shall have received an officer’s certificate of the Company, dated as of the Closing Date, certifying as to the matters set forth in clauses (i), (ii) and (iii) of this Section 7.2(a) (the “Company Certificate”).

(b) No Litigation. No Action shall have been instituted, commenced or remain pending that seeks to or would reasonably be expected to (i) restrain, prevent, enjoin, prohibit or make illegal the First-Step, (ii) cause the First-Step to be rescinded following the Closing Date, (iii) impose limitations on the ability of the Surviving Corporation to conduct the Business following the First-Step or (iv) compel Parent or the Company to dispose of any portion of the Business.

(c) No Law or Governmental Action. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which is in effect and has the effect of making the Merger or any of the other material transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of the Merger or any of the other transactions contemplated by this Agreement.

(d) Third Party Consents. The Company shall have received all consents listed on Schedule 7.02(c), provided in a manner reasonably satisfactory to Parent.

(e) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(f) No Dissenting Shares. No holders of Company Capital Stock shall have exercised (and not subsequently withdrawn or waived) statutory appraisal rights in connection with the Merger.

(g) Stockholder Approval. This Agreement shall have been adopted by the Company Stockholder Approval in accordance with the DGCL and the CGCL.

(h) Effective Agreements. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

(i) the Option Cancellation Agreements, executed by Optionholders holding at least fifty percent (50%) of the outstanding Company Options;

(ii) the Non-Competition and Non-Solicitation Agreement, executed by the Sole Stockholder;

(iii) Joinder and Release Agreement, executed by the Sole Stockholder;

(iv) a Director and Officer Release in the form of Exhibit J, executed by the persons listed on Schedule 7.2(h);

(v) a Payoff Letter and a cancellation of each Convertible Note in the form of Exhibit K, executed by each Convertible Noteholder;

(vi) a certificate executed on behalf of the Company by its Secretary certifying that the Company Board Recommendation and Company Stockholder Approval have been obtained and have not been revoked, rescinded or amended and are in full force and effect as of the date thereof (and attaching thereto true, correct and complete copies of the resolutions containing the Company Board Recommendation and Company Stockholder Approval);

(vii) a Payoff Letter from the lender under the PPP Loan; and

(viii) written resignations, in a form reasonably satisfactory to Parent, of all directors and officers of the Company, to be effective as of the Effective Time.

(i) 280G. With respect to any payments and/or benefits that may constitute “parachute payments” under Section 280G of the Code with respect to any Person in connection with the transactions contemplated by this Agreement, (i) the Company shall have received and delivered to Parent a Parachute Payment Waiver from each Person receiving, or that is eligible to receive, a payment that may constitute a “parachute payment” under Section 280G of the Code prior to soliciting the Section 280G Approval and (ii) the Company’s stockholders shall have (A) approved, pursuant to the method provided for in the regulations promulgated under Section 280G, any such “parachute payments” or (B) shall have voted upon and disapproved such “parachute payments,” and, as a consequence, such “parachute payments” shall not be paid or provided for in any manner and Parent and its Subsidiaries shall not have any Liabilities with respect to such “parachute payments.” Each Parachute Payment Waiver shall be effective no later than immediately prior to the Closing.

(j) Key Employee. As of immediately prior to the Closing, the Key Employee shall remain actively employed by the Company, shall have accepted his Offer Letter with Parent, and shall not have revoked his acceptance or evidenced any intention to terminate employment with Parent or the Surviving Company following the Closing.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing only as follows:

(a) by the mutual written consent of Parent, Merger Sub, Merger LLC and the Company;

(b) by Parent, if the Company Stockholder Approval shall not have been obtained, by delivery of the Written Consent, in each case at or prior to 7:00 AM, New York City time on the first Business Day after the date of this Agreement;

(c) by either the Company, on the one hand, or Parent, Merger Sub and Merger LLC, on the other hand, by written notice to the other party if any Governmental Authority with jurisdiction over such matters shall have issued a Governmental Order permanently restraining, enjoining or otherwise prohibiting the Merger or any of the other transactions contemplated by this Agreement, and such Governmental Order shall have become final and unappealable;

(d) by either the Company, on the one hand, or Parent, Merger Sub and Merger LLC, on the other hand, by written notice to the other party if the Merger shall not have been consummated on or before December 31, 2020 (the “Outside Date”), unless the failure to consummate the Merger on or prior to such date is the result of any action or inaction under this Agreement by the party seeking to terminate the Agreement pursuant to the terms of this Section 8.1(d);

(e) by Parent, Merger Sub and Merger LLC, if the Company has breached or failed to perform in any respect any of its representations, warranties, covenants or agreements contained in this Agreement, such that any of the conditions set forth in Section 7.2 are incapable of being satisfied by the Outside Date; and

(f) by the Company, if Parent, Merger Sub or Merger LLC has breached or failed to perform in any respect any of their representations, warranties, covenants or agreements contained in this Agreement, such that any of the conditions set forth in Section 7.1 are incapable of being satisfied by the Outside Date.

Section 8.2 Effect of Termination. In the event of termination of this Agreement and abandonment of the Merger and the other transactions contemplated by this Agreement pursuant to and in accordance with Section 8.1, this Agreement shall forthwith become void and of no further force or effect whatsoever and there shall be no Liability on the part of any party to this Agreement; provided, however, that notwithstanding the foregoing, nothing contained in this Agreement shall relieve any party to this Agreement from any Liability resulting from or arising out of Fraud or any willful and material breach of any agreement or covenant in this Agreement; and provided, further, that notwithstanding the foregoing, the terms of Section 6.3, this Section 8.2 and Article X, and all related defined terms set forth in Article I, shall remain in full force and effect and shall survive any termination of this Agreement and provided further, in consideration for the right to retain the Good Faith Advance, within one business day of such termination, the Company shall duly issue, execute and deliver to Parent a convertible promissory note in the principal amount of Five Hundred Thousand Dollars ($500,000) in the form attached hereto as Exhibit L (the “Termination Note”).

ARTICLE IX

INDEMNIFICATION

Section 9.1 Survival of Representations. The representations and warranties made by the Company in Article IV of this Agreement or the Company Certificate, on the one hand, and made by Parent, Merger Sub and Merger LLC in Article V of this Agreement or the Parent Certificate, on the other hand, shall survive the Closing and shall expire on, and no claim for indemnification pursuant to Section 9.2(a)(i) or 9.2(b)(i) may be asserted after the Holdback Release Date; provided, however, that (x) the Company Key Representations shall expire on the date that is two (2) years after the Effective Time, (y) the Company Fundamental Representations and Parent Fundamental Representations shall expire on the date that is sixty days after the expiration of the applicable statute of limitations, and (z) the covenants contained herein to be performed by the Company at or prior to the Closing shall survive the Closing and shall expire on the date of the applicable statute of limitation, (the date of expiration under the preceding clauses (x), (y) and (z), the “Expiration Date”); provided, further, however, that if, at any time prior to the Holdback Release Date or the applicable Expiration Date, as applicable, (i) Parent (acting in good faith) delivers to the Equityholders Representative a written notice alleging the existence of an inaccuracy in or a breach of any of the representations and warranties or covenants made by the Company in Article IV of this Agreement or the Company Certificate (and setting forth in reasonable detail the basis for Parent’s belief that such an inaccuracy or breach may exist) and asserting a claim for recovery under Section 9.2(a) based on such alleged inaccuracy or breach, or (ii) the Equityholders Representative (acting in good faith, on behalf of the Equityholders) delivers to the Parent a written notice alleging the existence of an inaccuracy in or a breach of any of the representations and warranties made by Parent,

Merger Sub and Merger LLC in this Agreement or in the Parent Certificate (and setting forth in reasonable detail the basis for the Equityholders Representative’s belief that such an inaccuracy or breach may exist) and asserting a claim for recovery under Section 9.2(b) based on such alleged inaccuracy or breach then, in the case of clause (i) or clause (ii), the claim asserted in such notice shall survive the Holdback Release Date or the applicable Expiration Date, as applicable, until such time as such claim is fully and finally resolved.

Section 9.2 Right to Indemnification.

(a) Subject to the limitations and procedural requirements set forth in this Article IX, from and after the Effective Time, the Equityholders, severally and not jointly and in proportion to (and not in excess of) each Equityholder’s pro rata share of the Aggregate Merger Consideration payable pursuant to this Agreement, shall hold harmless and indemnify each of the Parent Indemnitees from and against, and shall compensate and reimburse each of the Parent Indemnitees for, any Damages which are suffered or incurred by any of the Parent Indemnitees or to which any of the Parent Indemnitees may otherwise become subject and which arise from or as a result of: (i) any breach of any representation or warranty of the Company set forth in Article IV of this Agreement or the Company Certificate; (ii) any breach of any covenant or agreement of the Company set forth in this Agreement, (iii) any inaccuracy to the Consideration Spreadsheet and any challenge, dispute or objection to the allocation of the Total Consideration (including any claim or allegation made by or on behalf of any current or former holder or purported or alleged holder of any Company Capital Stock, the Company Convertible Notes or Company Options challenging, disputing or objecting to the form or amount of the Total Consideration received or to be received by such current or former holder or purported or alleged holder of any Company Capital Stock, the Company Convertible Notes or Company Options); (iv) any Closing Debt or Unpaid Company Transaction Expenses, to the extent not accounted for in the determination of the Initial Merger Consideration; (v) any claim by any Person seeking to assert or based upon: (A) ownership or rights to ownership of any shares of Company Capital Stock, the Company Convertible Notes or Company Options; (B) any claim, whether derivative or otherwise, against any director or officer of the Company relating to the sale of the Company or any right relating to corporate governance or under the Company’s Organizational Documents, or under any indemnification agreement between any Equityholder, on the one hand, and the Company, on the other; (C) any claim by any Person that his, her or its securities were wrongfully cancelled or repurchased by the Company; and (D) any claim against the Surviving Corporation, Surviving Company, Parent, Merger Sub, Merger LLC or any of their Affiliates by an Equityholder based on any act or failure to act, or any alleged act or failure to act, of the Equityholders Representative (including Fraud, willful misconduct or bad faith) in breach of its obligations hereunder, including any failure or alleged failure to distribute properly all or any portion of the consideration payable hereunder, (vi) any Pre-Closing Taxes, to the extent not included in Closing Debt or Unpaid Company Transaction Expenses, (vii) the failure of any holder of Company Common Stock to be an “accredited investor,” as such term is defined in Rule 501(a) of the Securities Act; or (viii) the matters set forth on Exhibit M.

(b) Subject to the applicable limitations and procedural requirements set forth in this Article IX, from and after the Effective Time, Parent shall hold harmless and indemnify each of the Equityholder Indemnitees from and against, and shall compensate and reimburse each of the Equityholder Indemnitees for, any Damages which are suffered or incurred by any of the Equityholder Indemnitees or to which any of the Equityholder Indemnitees may otherwise become subject and which arise from or as a result of: (i) any breach of any representation or warranty of Parent, Merger Sub and Merger LLC set forth in this Agreement or the Parent Certificate (when read without any exception or qualification as to materiality); or (ii) any breach of any covenant or agreement of Parent, Merger Sub or Merger LLC set forth in this Agreement.

Section 9.3 Limitations on Liability.

(a) Other than with respect to breaches of (i) the Company Key Representations, (ii) the Company Fundamental Representations and (iii) Fraud, recovery from and offset or reduction of the Delayed Cash Consideration and up to an aggregate of 579,806 of the Parent Shares constituting the Parent Delayed Share Consideration (the “Holdback Shares”) shall be the sole and exclusive source of recovery (and, for the avoidance of doubt, the Equityholders’ maximum aggregate liability) under Section 9.2(a)(i). With respect to breaches of the Company Key Representations, the Equityholders’ maximum liability under Section 9.2(a)(i) shall not when aggregated with all other Damages against which the Parent Indemnities would otherwise be entitled to be indemnified pursuant to Section 9.2(a)(i) exceed the lesser of (i) the Total Consideration actually paid or due and payable pursuant to this Agreement and (ii) Fifteen Million Dollars ($15,000,000). With respect to breaches of the Company Fundamental Representations, the Equityholders’ maximum liability under Section 9.2(a)(i) shall not exceed the lesser of (i) the Total Consideration actually paid or due and payable pursuant to this Agreement and (ii) Thirty Million Dollars ($30,000,000). With the exception of a claim for Fraud, no Equityholder shall have any Liability under this Article IX in excess of the actual Merger Consideration payable to such Equityholder under this Agreement. Other than with respect to breaches of (i) the Parent Fundamental Representations and (ii) Fraud, the maximum aggregate Liability of the Parent, Merger Sub and Merger LLC under Section 9.2(b)(i) shall not exceed Three Million Dollars ($3,000,000). With respect to breaches of the Parent Fundamental Representations, the maximum aggregate Liability of the Parent, Merger Sub and Merger LLC under Section 9.2(b)(i) shall not exceed the lesser of (i) the Total Consideration actually paid or due and payable pursuant to this Agreement and (ii) Thirty Million Dollars ($30,000,000). Except in the case of Fraud and with respect to any claim covered by the immediately preceding sentence, the maximum aggregate Liability of the Parent, Merger Sub and Merger LLC under Section 9.2(b) shall be Thirty Million Dollars ($30,000,000). Notwithstanding anything to the contrary contained herein, for purposes of calculating the Total Consideration and Merger Consideration for purposes of this Section 9.3(a), the value of the Parent Shares shall be deemed to be the Market Value as of the time of the applicable calculation; provided, however, in the event that an Equityholder sells any Parent Shares prior to the time of the applicable calculation in a bona fide transaction to an unrelated third party, the value of such Parent Shares that were sold shall be deemed to be the price per share at which they were sold in such transaction. In the event that any Damages against which the Parent Indemnitees are entitled to be indemnified pursuant to this Article IX is satisfied by a reduction to or offset from the Aggregate Option Delayed Payment Amount, the former holders of the Company Common Stock shall in the aggregate pay to Parent an amount equal to such offset or reduction within two business days of any notice of such offset and reduction, and any amount so paid to Parent shall be deemed to be Delayed Cash Consideration.

(b) Without limiting the effect of any other limitation contained in this Article IX, other than in the case of the Company Fundamental Representations, the indemnification provided for in Section 9.2(a)(i) shall not apply except to the extent that the aggregate Damages against which the Parent Indemnitees would otherwise be entitled to be indemnified pursuant to Section 9.2(a)(i) exceeds One Hundred Fifty Thousand ($150,000) (the “Threshold”), in which event the Parent Indemnitees shall, subject to the other limitations contained herein, be entitled to be indemnified only for the portion of such Damages in excess of the Threshold. In addition, the Parent Indemnitees will not be entitled to recover for Damages against which the Parent Indemnitees would otherwise be entitled to be indemnified pursuant to Section 9.2(a)(i), for any individual indemnified matter unless the amount of Damages with respect to such matter (together with Damages from any substantially similar event, occurrence, condition or set of facts or circumstances) is greater than $5,000 (the “Per Claim Threshold”). Notwithstanding the foregoing, the Threshold and the Per Claim Threshold shall apply to any Damages arising out of or resulting from (i) Fraud or (ii) a breach of the Company Fundamental Representations. Without limiting the effect of any other limitation contained in this Article IX, other than in the case of the Parent Fundamental Representations, the indemnification provided for in Section 9.2(b)(i) shall not apply except to the extent that the aggregate Damages against which the Equityholder Indemnitees would otherwise be entitled to be indemnified pursuant to Section 9.2(b)(i) exceeds the Threshold, in which event the Equityholder Indemnitees shall, subject to the other limitations contained herein, be entitled to be indemnified only for the portion of such Damages in excess of the Threshold. In addition, the Equityholder Indemnitees will not be entitled to recover for Damages against which the Equityholder Indemnitees would otherwise be entitled to be indemnified pursuant to Section 9.2(b)(i), for any individual indemnified matter unless the amount of Damages with respect to such matter (together with Damages from any substantially similar event, occurrence, condition or set of facts or circumstances) is greater than the Per Claim Threshold. Notwithstanding the foregoing, the Threshold and the Per Claim Threshold shall apply to any Damages arising out of or resulting from (i) Fraud or (ii) a breach of the Parent Fundamental Representations.

(c) Without limiting the effect of any other limitation contained in this Article IX, Parent shall not be entitled to indemnification under this Article IX for any Damages to the extent that the amount otherwise indemnifiable hereunder has been included in the calculation of the Initial Merger Consideration.

(d) For purposes of calculating the amount of Damages arising from any such breach or inaccuracy and for determining whether a breach or inaccuracy in any representation or warranty of the Company or Parent has occurred, the Company or Parent, as applicable, shall be deemed to have been made such representations and warranties without any qualifications as to materiality and, accordingly, all references herein and therein to “material,” “in all material respects,” “material adverse effect,” and similar qualifications as to materiality shall be deemed to be deleted therefrom.

(e) Without limiting the effect of any other limitation contained in this Article IX, Damages against which the Parent Indemnitees are entitled to be indemnified pursuant to this Article IX, shall be satisfied in the following order of priority (i) first, be satisfied by a reduction to or offset from the Delayed Cash Consideration and Aggregate Option Delayed Payment Amount; (ii) second, after the Parent Indemnitees have exhausted or made claims upon the Delayed Cash Consideration and Aggregate Option Delayed Payment Amount (after taking into account all other claims for indemnifiable Damages made by the Parent Indemnitees), or following the Holdback Release Date, by a reduction to or offset from the Holdback Shares and cash paid to Optionholders in lieu of Holdback Shares; (iii) third, solely in the case of the Damages arising out of or resulting from the breach of the Company Key Representations or the Company Fundamental Representations, Fraud or the matters listed in clauses (ii) through (viii) of Section 9.2(a) (collectively, “Special Claims”), after the Parent Indemnitees have exhausted or made claims upon the Delayed Cash Consideration, Aggregate Option Delayed Payment Amount, and the Holdback Shares (or cash paid in lieu thereof) (after taking into account all other claims for indemnifiable Damages made by the Parent Indemnitees) or following the Holdback Release Date, by a reduction to or offset from the then unreleased Parent Delayed Share Consideration and cash paid to Optionholders in lieu of such Parent Delayed Share Consideration; (iv) fourth, solely in the case of the Damages arising out of a Special Claim, after the Parent Indemnitees have exhausted or made claims upon the Delayed Cash Consideration, Aggregate Option Delayed Payment Amount, the Holdback Shares(or cash paid in lieu thereof) and the unreleased Parent Delayed Share Consideration (or cash paid in lieu thereof) (after taking into account all other claims for indemnifiable Damages made by the Parent Indemnitees), by a reduction to or offset from the Contingent Merger Consideration; and (v) finally, after all of the foregoing methods of recovery are exhausted, directly against the Equityholders and each Equityholder shall be entitled to satisfy claims for indemnification in cash or by tendering Parent Shares, provided that the Merger would not reasonably be expected to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code as a result of such election as a result of such payment. Notwithstanding anything to the contrary contained herein, for purposes of calculating the number of Parent shares to be reduced, setoff or tendered, the value of the Parent Shares shall be deemed to be the Market Value as of the time of the applicable calculation. For the avoidance of doubt, the Parties hereby acknowledge and agree that, in addition to any other right or remedy hereunder, the obligation of Parent to pay any Delayed Cash Consideration, the Holdback Shares (or cash paid to Optionholders in lieu thereof), the unreleased Parent Delayed Share Consideration Shares (or cash paid to Optionholders in lieu thereof) and the Contingent Merger Consideration Shares (or cash paid to Optionholders in lieu thereof) hereunder shall be qualified in its entirety by the right of Parent to reduce, subject to the express limitations set forth in this Article IX and the order of priority in this Section 9.3(e), the amount of any such Delayed Cash Consideration, the Holdback Shares (or cash paid to Optionholders in lieu thereof), the unreleased Parent Delayed Share Consideration (or cash paid to Optionholders in lieu thereof) and Contingent Merger Consideration (or cash paid to Optionholders in lieu thereof) by the amount of any Damages incurred or suffered or (until the amount is finally determined in accordance with this Article IX) that Parent determines is reasonably likely to be incurred or suffered by any Parent Indemnitee (to the extent any Parent Indemnitee has an indemnification claim under this Article IX and subject to the express limitations set forth in this Article IX and the order of priority in this Section 9.3(e)). If the final amount of Damages determined to be payable in respect of such indemnification claim in accordance with this Article IX is less than the amount withheld by Parent from Delayed Cash Consideration, the Holdback Shares (or cash paid to Optionholders in lieu thereof), the unreleased Parent Delayed Share Consideration (or cash paid to Optionholders in lieu thereof) or Contingent Merger Consideration (or cash paid to Optionholders in lieu thereof) on, as applicable, then Parent shall promptly pay or deliver to the Paying Agent the difference for distribution to the Equityholders.

(f) All indemnifiable Damages shall be calculated net of the amount of any actual recoveries actually received by an indemnified Person from an unrelated third-party insurer under any existing insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as reasonably determined by an indemnified Person) incurred or paid to procure such recoveries) in respect of any indemnifiable Damages suffered, paid, sustained or incurred by any indemnified Person. The indemnified Person shall use commercially reasonable efforts to seek recovery under all insurance policies covering any indemnifiable Damages against insurers to the same extent as they would if such indemnifiable Damages were not subject to indemnification hereunder unless such claim would reasonably be expected to result in a materially increased insurance premium. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of a party hereto or an indemnified Person after the consummation of the Merger to rescind this Agreement or any of the transactions contemplated by this Agreement.

(g) Notwithstanding any other provision of this Agreement, the Equityholders shall not have any liability or indemnification obligation for (i) Taxes resulting from any election made under Section 338 of the Code with respect to the Merger, or (ii) any Damages related to or arising from the amount, value or condition of any Tax asset or attribute (e.g., net operating loss carryforward or Tax credit carryforward) or the ability of Parent, the Surviving Corporation, the Surviving Company or any of their Affiliates to utilize any Tax asset or attribute (e.g., net operating loss carryforward or Tax credit carryforward) in any Tax period or portion thereof beginning after the Closing Date.

(h) Nothing in this Agreement shall limit any remedy Parent may have against any Person for claims based on Fraud.

Section 9.4 Claims and Procedures.

(a) If an Indemnitee (as defined below) determines in good faith that it has a bona fide claim for indemnification pursuant to this Article IX and the Indemnitee intends to make such indemnification claim, then Parent (in the case of any indemnification claim pursuant to Section 9.2(a)) or the Equityholders Representative (on behalf of the Equityholders) (in the case of any indemnification claim pursuant to Section 9.2(b)), as the case may be, shall promptly thereafter deliver to the Equityholders Representative or Parent, as the case may be, a certificate (any certificate delivered in accordance with the provisions of this Section 9.4(a), a “Claim Certificate”): (i) stating that the Indemnitee has a claim for indemnification pursuant to this Article IX; (ii) to the extent possible, contain a good faith non-binding, preliminary estimate of the amount to which such Indemnitee claims to be entitled to receive, which shall be the amount of Damages such Indemnitee claims to have so incurred or suffered or could reasonably be expected to incur or suffer; and (iii) specifying in reasonable detail the material facts known to the Indemnitee giving rise to such claim and the legal bases therefor (including a reasonably detailed summary of the relevant representations, warranties, covenants and/or other item of indemnification under this Agreement). No delay in providing such Claim Certificate shall affect an Indemnitee’s rights hereunder, unless (and then only to the extent that) the Indemnitor (as defined below) is materially prejudiced thereby.

(b) If the Equityholders Representative or Parent, as the case may be, objects to any claim made in any Claim Certificate, then the Equityholders Representative or Parent, as the case may be, shall deliver a written notice (a “Claim Dispute Notice”) to Parent or the Equityholders Representative, as the case may be, during the 30-day period commencing upon receipt by the Equityholders Representative or Parent, as the case may be, of the Claim Certificate. The Claim Dispute Notice shall set forth in reasonable detail the principal basis for the dispute of any claim made in the applicable Claim Certificate. If the Equityholders Representative or Parent, as the case may be, does not deliver a Claim Dispute Notice hereunder prior to the expiration of such 30-day period, then each claim for indemnification set forth in such Claim Certificate shall be deemed to have been conclusively determined in favor of the applicable Indemnitee for purposes of this Article IX on the terms set forth in the Claim Certificate.

(c) If a Claim Dispute Notice is properly delivered hereunder, then Parent and the Equityholders Representative shall attempt in good faith to resolve any such objections raised in such Claim Dispute Notice. If Parent and the Equityholders Representative agree to a resolution of such objection, then a memorandum setting forth the matters conclusively determined by Parent and the Equityholders Representative shall be prepared and signed by both parties.

(d) If no such resolution can be reached during the 45-day period following receipt of a given Claim Dispute Notice hereunder, then upon the expiration of such 45-day period, either Parent or the Equityholders Representative may bring suit to resolve the objection in accordance with Section 10.11 and Section 10.12.

Section 9.5 Defense of Third-Party Claims.

Upon receipt by any Person seeking to be indemnified pursuant to Section 9.2 (the “Indemnitee”) of notice of any actual or possible Action that has been or may be brought or asserted by any Person who is not a Party (or an Affiliate or representative of a Party) against such Indemnitee and that may be subject to indemnification hereunder (a “Third-Party Claim”), the Indemnitee shall promptly deliver a Claim Certificate with respect to such Third-Party Claim to the Person from whom indemnification is sought under Section 9.2 (the “Indemnitor”). The Indemnitee shall have the right, at its election, to proceed with the defense of such Third-Party Claim on its own. If Indemnitee so proceeds with the defense of any such Third-Party Claim:

(a) Indemnitor shall, and shall use commercially reasonable efforts to cause each other Indemnitor to, make available to Indemnitee any documents and materials in its possession or control that may be necessary to the defense of such Third-Party Claim; and

(b) Indemnitee shall have the right to control, settle, adjust or compromise such Third Party Claim without the consent of the Indemnitor; provided, however, that except with the consent of the Indemnitor (which consent shall not be unreasonably withheld, conditioned or delayed), no settlement of any such Third Party Claim shall be determinative of either the fact that Damages may be recovered by the applicable Indemnitee in respect of such Third Party Claim pursuant to the indemnification provisions of this Article IX or the amount of such Damages that may be recovered by the applicable Indemnitee in respect of such Third-Party Claim pursuant to the indemnification provisions of this Article IX. If the Indemnitor consents to such settlement, the Indemnitor will not have any power or authority to object to the amount or validity of any claim by or on behalf of an Indemnitee for indemnity with respect such settlement.

The Indemnitee shall give the Indemnitor prompt notice of the commencement of any such Third-Party Claim; provided, however, that any failure on the part of Indemnitee to so notify the Indemnitor shall not limit any of the obligations of the Indemnitors under this Article IX (except to the extent such failure materially prejudices the defense of such Third Party Claim).

Section 9.6 No Subrogation. The Indemnitor shall not be entitled to exercise, and shall not be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Indemnitee or any of the Indemnitee’s Subsidiaries or other Affiliates may have against any other Person with respect to any Damages, circumstances or matter to which such indemnification is directly or indirectly related.

Section 9.7 Limitation on Damages. Notwithstanding anything to the contrary elsewhere in this Agreement or provided for under any applicable Law, no Party nor any Equityholder or member of the Equityholders Representative, nor any current or former shareholder, director, officer, employee, Affiliate or advisor of any of the foregoing, shall, in any event, be liable to any other Person, either in Contract, tort or otherwise, for any special, incidental, exemplary, consequential or punitive Damages, except to the extent claimed, paid or payable in connection with a Third-Party Claim.

Section 9.8 Characterization of Indemnification Payments. The Parties agree that any indemnification payments made pursuant to this Article IX shall be treated for all Tax purposes as an adjustment to the Merger Consideration unless otherwise required by Law.

Section 9.9 Exclusive Remedy. From and after the Closing, the right of the Parent Indemnitees to be indemnified pursuant to this Article IX shall be the sole and exclusive remedy of the Parent Indemnitees (other than specific performance pursuant to the provisions of Section 10.13) with respect to any breach of any representation, warranty, covenant or agreement of the Company or Equityholders contained in, or any other breach by the Company or Equityholders of, this Agreement. From and after the Closing, the right of the Equityholder Indemnitees to be indemnified pursuant to this Article IX shall be the sole and exclusive remedy of the Equityholder Indemnitees (other than specific performance pursuant to the provisions of Section 10.13) with respect to any breach of any representation, warranty, covenant or agreement of Parent, Merger Sub or Merger LLC contained in, or any other breach by Parent, Merger Sub or Merger LLC of, this Agreement.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Equityholders Representative.

(a) Appointment. By virtue of the adoption of this Agreement by the Company’s stockholders, and without further action of any Equityholder, each Equityholder shall be deemed to have irrevocably constituted and appointed Timothy Langer (and by execution of this Agreement such Person hereby accepts such appointment) to act as the Equityholders Representative under this Agreement in accordance with the terms of this Section 10.1 and (ii) the Equityholders Representative as agent and attorney-in-fact for and on behalf of the Equityholders (in their capacity as such), with full power of substitution, to act in the name, place and stead of each Equityholder with respect to Section 2.7, Section 2.8, Section 6.2, Section 6.8, Article IX and to facilitate the consummation of the transactions contemplated hereby, including the taking by the Equityholders Representative of any and all actions and the making of any decisions required or permitted to be taken by the Equityholders Representative under Section 2.7, Section 2.8, Section 6.2, Section 6.8, Article IX (it being understood that the Equityholders shall have no right to pursue any claim on behalf of any Company Indemnified Party in respect of the rights granted to Company Indemnified Parties under Section 6.6) and to accept on behalf of each Equityholder service of process and any notices required to be served on the Equityholders. All such actions shall be deemed to be facts ascertainable outside the Agreement and shall be binding on the Equityholders as a matter of contract Law. The power of attorney granted in this Section 10.1 is coupled with an interest and is irrevocable, may be delegated by the Equityholders Representative and shall survive the death or incapacity of each Equityholder. Such agency may be changed by the holders of a majority in interest of the Company Common Stock as of Closing. For the avoidance of doubt, any compromise or settlement of any matter by the Equityholders Representative hereunder shall be binding on, and fully enforceable against, all Equityholders. No bond shall be required of the Equityholders Representative, and the Equityholders Representative shall receive no compensation for his services. The Equityholders Representative may designate another Person, upon whose instruction Parent and the Surviving Company shall be entitled to rely, without any investigation or inquiry, as having been taken or not taken upon the authority of the Equityholders Representative.

(b) Limitation on Liability; Release. The Equityholders Representative shall not be liable to any Equityholder for any act of the Equityholders Representative taken in good faith and in the exercise of his reasonable judgment and arising out of or in connection with the acceptance or administration of his duties under this Agreement (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith and reasonable judgment), except to the extent of any Damages actually incurred by such Person as a proximate result of the gross negligence or bad faith of the Equityholders Representative. By virtue of the adoption of this Agreement by the Company’s stockholders, and without further action of any Equityholder, each Equityholder shall be deemed to hereby (i) agree that the Equityholders Representative (and the members thereof) shall not be liable for, and may seek indemnification from the Equityholders for, any Damages incurred by the Equityholders Representative (or any member thereof) while acting in good faith and in the exercise of his or his reasonable judgment and arising out of or in connection with the acceptance or administration of his or his duties under this Agreement, and (ii) release the Equityholders Representative from any Liability for any action taken or not taken by the Equityholders Representative in his capacity as such under or in connection with this Agreement, in each such case except to the extent that any such Damages are the proximate result of the gross negligence or bad faith of the Equityholders Representative.

(c) Expenses. The Equityholders Representative shall be entitled to use the Reserve Fund to pay or reimburse any expenses, charges and liabilities, including reasonable attorneys’ fees, incurred by the Equityholders Representative in fulfilling his obligations hereunder and shall return any remaining balance of the Reserve Fund to the Equityholders (other than with respect to Dissenting Shares) upon completion by the Equityholders Representative of his duties hereunder.

(d) Actions of the Equityholders Representative. From and after the Effective Time, a decision, act, consent or instruction of the Equityholders Representative with respect to Section 2.7, Section 2.8, Section 6.2, Section 6.8, Article IX shall constitute a decision of all Equityholders and shall be final, binding and conclusive upon each Equityholder, and Parent may conclusively rely upon any decision, act, consent or instruction of the Equityholders Representative as being the decision, act, consent or instruction of each Equityholder. Parent is hereby relieved from any Liability to the Equityholders Representative or any Equityholder for any acts done by Parent in accordance with any such decision, act, consent or instruction of the Equityholders Representative. The Equityholders acknowledge that the Equityholders Representative shall not have any obligations to the Equityholders to expend or risk his own funds or otherwise incur any financial liability in the exercise or performance of any of his powers, rights, duties or privileges or pursuant to this Agreement, or the transactions contemplated hereby or thereby. Furthermore, the Equityholders Representative shall not have any obligations to the Equityholders to take any action unless the Equityholders Representative has been provided with funds, security or indemnities which, in his determination, are sufficient to protect the Equityholders Representative against the costs, expenses and liabilities which may be incurred by the Equityholders Representative in performing such actions.

(e) The Equityholders Representative shall treat confidentially any nonpublic information disclosed to it pursuant to this Agreement and shall not use such nonpublic information other than in the performance of his duties as the Equityholders Representative. In addition, the Equityholders Representative shall not disclose any nonpublic information disclosed to it pursuant to this Agreement to anyone except as required by Law; provided, that (i) the Equityholders Representative may disclose such nonpublic information to his legal counsel and other advisors under an obligation of confidentiality and non-use in its capacity as such (for the purpose of advising the Equityholders on any information disclosed to such Equityholders Representative pursuant to this Agreement), (ii) the Equityholders Representative (or legal counsel or other advisor to whom information is disclosed pursuant to clause (i) above) may disclose such nonpublic information in any Action relating to this Agreement or the transactions contemplated hereby (or, in either case, discussion in preparation therefor) any information disclosed to the Equityholders Representative pursuant to this Agreement and (iii) the Equityholders Representative may disclose to any Equityholder or Parent any information disclosed to the Equityholders Representative, on a need-to-know basis; provided, that such Equityholder or Parent, as applicable, (A) agrees to observe the terms of this Section 10.1(e) with respect to such information or (B) is bound by an obligation of confidentiality to the Equityholders Representative of at least as high a standard as those imposed on the Equityholders Representative under this Section 10.1(e); provided, however, that Parent may in good faith designate any information provided to the Equityholders Representative to be sensitive and proprietary as to Parent, the Surviving Corporation, Surviving Company or any of their Affiliates, in which case such information may not be disclosed by the Equityholders Representative to the Equityholders; provided, further, that with respect to any such sensitive and proprietary information, Parent and the Equityholders Representative shall work together in good faith to prepare a summary or abstract of such information that may be disclosed by the Equityholders Representative to the Equityholders.

Section 10.2 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses (including all fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the negotiation and preparation of this Agreement, the performance of the terms of this Agreement and the consummation of the transactions contemplated by this Agreement, shall be paid by the respective party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 10.3 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier, one (1) Business Day after mailing; (c) if sent by facsimile transmission or electronic mail, with a copy mailed on the same day in the manner provided in clauses (a) or (b) of this Section 10.3, when transmitted and receipt is confirmed and (d) if otherwise actually personally delivered, when delivered; provided, that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other Parties to this Agreement:

(a) if to Parent, Merger Sub or Merger LLC or, if after the Closing, to the Surviving Corporation or the Surviving Company, to:

Turnstone Biologics Corp.

920 Broadway, 16th Floor

New York, NY 10010

Attention: Sammy Farah, President and Chief Executive Officer

Telephone: [***]

Email: [***]

with a copy (which shall not constitute notice) to:

Cooley LLP

55 Hudson Yards

New York, New York 10001

Attention: Divakar Gupta; Ryan Sansom; Kevin Cooper

Email: [***]

(b) if to the Company (before Closing), to:

Myst Therapeutics, Inc.

3422 Beethoven Street

Los Angeles, CA 90066

Email: [***]

Attention: TJ Langer

with a copy (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, MA 02210

Attention: Timothy H. Ehrlich

Facsimile: [***]

Email: [***]

(c) if to the Equityholders Representative, to:

Timothy Langer

[***]

Email: [***]

with a copy to (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, MA 02210

Attention: Timothy H. Ehrlich

Facsimile: [***]

Email: [***]

Section 10.4 Public Announcements. The initial press release announcing the execution of this Agreement or upon the Closing, if any, shall be issued in such form as shall be mutually agreed upon by the Company and Parent. Unless otherwise required by applicable Law or applicable stock exchange rules and regulations, no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated by this Agreement, or otherwise communicate with any news media regarding this Agreement or the transactions contemplated by this Agreement, without the prior written consent of the other Parties to this Agreement. If a public statement is required to be made pursuant to applicable Law or applicable stock exchange rules and regulations, the Parties shall consult with each other, to the extent reasonably practicable, in advance as to the contents and timing thereof.

Section 10.5 Interpretation. The Article and Section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement. References to Articles, Sections, Schedules or Exhibits in this Agreement, unless otherwise indicated, are references to Articles, Sections, Schedules and Exhibits of or to this Agreement. The Parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises with respect to any term or provision of this Agreement, this Agreement shall be construed as if drafted jointly by the Parties to this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any party to this Agreement by virtue of the authorship of any of the terms or provisions of this Agreement. Any reference to any federal, state, county, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. All references to “$” or “dollars” herein shall be references to the lawful currency of the United States of America. For all purposes of and under this Agreement, (a) the word “including” shall be deemed to be immediately followed by the words “without limitation;” (b) words (including defined terms) in the singular shall be deemed to include the plural and vice versa; (c) words of one gender shall be deemed to include the other gender as the context requires; (d) the terms “hereof,” “herein,” “hereto,” “herewith” and any other words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits to this Agreement) and not to any particular term or provision of this Agreement, unless otherwise specified; (e) the use of the word “or” shall not be exclusive; and (f) all references to “days” mean calendar days.

Section 10.6 Severability. In the event that any one or more of the terms or provisions contained in this Agreement or in any other certificate, instrument or other document referred to in this Agreement, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or any other such certificate, instrument or other document referred to in this Agreement, and the Parties to this Agreement shall use their commercially reasonable efforts to substitute one or more valid, legal and enforceable terms or provisions into this Agreement which, insofar as practicable, implement the purposes and intent of this Agreement. Any term or provision of this Agreement held invalid, illegal or unenforceable only in part, degree or within certain jurisdictions shall remain in full force and effect to the extent not held invalid, illegal or unenforceable to the extent consistent with the intent of the Parties as reflected by this Agreement.

Section 10.7 Entire Agreement. This Agreement (including the Company Disclosure Schedule, the other Schedules and the Exhibits to this Agreement) and the Confidentiality Agreement constitute the entire agreement of the Parties to this Agreement with respect to the subject matter of this Agreement and the Confidentiality Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties to this Agreement with respect to the subject matter of this Agreement and the Confidentiality Agreement, except as otherwise expressly provided in this Agreement.

Section 10.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties to this Agreement (whether by operation of Law or otherwise) without the prior written consent of the other parties to this Agreement, and any purported assignment or other transfer without such consent shall be void and unenforceable; provided, that Parent, Merger Sub or Merger LLC may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided, that such transfer or assignment shall not relieve Parent, Merger Sub or Merger LLC of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent, Merger Sub or Merger LLC. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties to this Agreement and their respective successors and assigns.

Section 10.9 No Third-Party Beneficiaries. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties hereto, any rights or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing in the event the Closing occurs, the Company Indemnified Parties shall be and are intended third-party beneficiaries of, and may enforce, Section 6.6.

Section 10.10 Waivers and Amendments. This Agreement may be amended or modified only by a written instrument executed by all of the Parties to this Agreement. Any failure of the Parties to this Agreement to comply with any obligation, covenant, agreement or condition in this Agreement may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. No delay on the part of any party to this Agreement in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party to this Agreement of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Unless otherwise provided, the rights and remedies provided for in this Agreement are cumulative and are not exclusive of any rights or remedies which the Parties to this Agreement may otherwise have at Law or in equity. Whenever this Agreement requires or permits consent by or on behalf of a party, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10.10.

Section 10.11 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to Contracts executed in and to be performed entirely within such State. Each of the Parties to this Agreement hereby irrevocably and unconditionally submits, for itself and its assets and properties, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting within the State of Delaware, and any appellate court from any thereof, in any Action arising out of or relating to this Agreement, the agreements delivered in connection with this Agreement, or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment relating thereto, and each of the Parties to this Agreement hereby irrevocably and unconditionally (a) agrees not to commence any such Action except in such courts; (b) agrees that any claim in respect of any such Action may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court; (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in any such Delaware State or Federal court; and (d) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such Delaware State or Federal court. Each of the Parties to this Agreement hereby agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the Parties to this Agreement hereby irrevocably consents to service of process in the manner provided for notices in Section 10.3. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

Section 10.12 Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.

Section 10.13 Specific Performance. Each of the Parties to this Agreement hereby acknowledge and agree that the failure of it to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part in accordance with the terms and conditions of this Agreement to consummate the Merger, will cause irreparable injury to the other parties, for which Damages, even if available, will not be an adequate remedy. Accordingly, each of the Parties to this Agreement hereby (a) consents to the issuance of injunctive relief by any court of competent jurisdiction to prevent breaches of this Agreement and to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, without proof of actual Damages and without any requirement that a bond or other security be posted, and (b) agrees that the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, the other parties would not have entered into this Agreement. Each of the Parties to this Agreement hereby agrees to waive the defense in any such Action that the other party to this Agreement has an adequate remedy at Law, and agrees not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason or that a remedy of monetary Damages would provide an adequate remedy, and further agrees to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief. The equitable remedies described in this Section 10.13 shall be in addition to, and not in lieu of, any other remedies at Law or in equity that the Company may elect to pursue.

Section 10.14 Company Disclosure Schedule. The Parties acknowledge and agree that (a) matters reflected in the Company Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected therein; (b) the disclosure of any matter or item in the Company Disclosure Schedule shall not be deemed to constitute, or be deemed to be, an admission of any Liability of the Company or any of its Affiliates, in each case to any Person that is not party to this Agreement, nor an admission against the Company’s or any of its Affiliates’ interests to such third Person; (c) any disclosure set forth in the Company Disclosure Schedule with respect to a particular representation, warranty or covenant shall be deemed to be a disclosure with respect to all other applicable representations, warranties and covenants contained in this Agreement to the extent that it is readily apparent on its face from a reading of such disclosure that it also qualifies or applies to such other representations, warranties or covenants, notwithstanding the omission of a cross-reference or the omission of a reference in the particular representation, warranty or covenant to the applicable section of the Company Disclosure Schedule; and (d) headings have been inserted in the Company Disclosure Schedule for convenience of reference only.

Section 10.15 Privilege. Parent, Merger Sub, and the Company agree that, as to all communications among Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP (“Gunderson”) and the Equityholder Representative and the Equityholders and their respective Affiliates (individually and collectively, the “Seller Group”) that directly relate to the transactions contemplated by this Agreement, the attorney-client privilege and the exception of client confidence belongs solely to the Seller Group and may be controlled only by the Seller Group and shall not pass to or be claimed by Parent, Merger Sub, Merger LLC, the Surviving Corporation, the Surviving Company, and Company, because the interests of Parent and its Affiliates were directly adverse to the Company, the Equityholders and the Equityholder Representative at the time such communications were made. This right to the attorney-client privilege shall exist even if such communications may exist on the Company’s computer system or in documents in the Company’s possession. Notwithstanding the foregoing, in the event that a dispute arises between Parent, Merger Sub, Merger LLC, the Surviving Corporation, the Surviving Company and the Company, on the one hand, and a Person other than a party to this Agreement, on the other hand, after the Closing, the Company may assert the attorney-client privilege to prevent disclosure to such third-party of confidential communications by Gunderson to the Company; provided, however, that the Company may not waive such privilege without the prior written consent of the Equityholder Representative.

Section 10.16 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or electronic mail in portable document format) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized, and the members of the Equityholders Representative have executed this Agreement, in each case as of the date first above written.

PARENT:	TURNSTONE BIOLOGICS CORP.,

	By:	/s/ Sammy Farah
	Name:	Sammy Farah
	Title:	President and Chief Executive Officer

MERGER SUB I:	FLATIRON MERGER SUB I, INC.

	By:	/s/ Sammy Farah
	Name:	Sammy Farah
	Title:	President and Chief Executive Officer

MERGER SUB II:	FLATIRON MERGER SUB II, LLC

	By:	/s/ Sammy Farah
	Name:	Sammy Farah
	Title:	President and Chief Executive Officer

COMPANY:	MYST THERAPEUTICS, INC.

	By:	/s/ Timothy Langer
	Name:	Timothy Langer
	Title:	Chief Executive Officer

Timothy Langer, solely in his capacity the Equityholders Representative

/s/ Timothy Langer
Name:

[Signature page to the Agreement]

Schedule A

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